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FILE NO. 82- 05097 FISCAL YEAR 6-30-08

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DATE : 1/7/10



AQUARIUS
PLATINUM LIMITED

Annual Report 2008





Report profile



Aquarius Platinum Limited's 2008 Annual Report covers the period from 1 July 2007 to 30 June 2008. The report reviews the operational and financial performances of the Group over this period, and has been compiled in line with the regulations of the Australian Securities Exchange (ASX), which houses Aquarius' primary exchange listing. In this report, platinum group metal (PGM) production, reported in ounces (oz), refers to that of the four elements, platinum, palladium, rhodium and gold, also referred to as the four elements (4E). Financial information is reported in US dollars and, where applicable to South African subsidiaries in the operational review, in South African rands. Historical information is provided for the financial years 2005 to 2008.

Included in this report is the Group Mineral Resource and Reserve statement on pages 30 to 61 in which Aquarius' Mineral Resources, Mineral Reserves and exploration results for its operations in South Africa and Zimbabwe are reported in accordance with the South African Code for Reporting of Mineral Resources and Mineral Reserves (SAMREC 2007) and its equivalent, the Australian Code for Reporting of Mineral Resources and Ore Reserves (JORC 2004). This statement has been signed off by the relevant Competent Persons as defined by these codes.

The annual financial statements on pages 87 to 137 were prepared in accordance with the International Financial Reporting Standards and are audited in accordance with International Standards on Auditing.

A separate, more detailed report on Aquarius' corporate citizenship activities, compiled in line with the G3 reporting guidelines of the Global Reporting Initiative (GRI), will be available on the corporate website, www.aquariusplatinum.com.

File # 82-5097

Contents



Corporate profile



Aquarius Platinum Limited (Aquarius) is a focused platinum group metals (PGMs) producer, with operations on both the eastern and western limbs of South Africa's renowned PGM-bearing mineralised zone, the Bushveld Complex, and on the Great Dyke in Zimbabwe. Aquarius' attributable PGM (4E) production in the 2008 financial year was 500,203 ounces.

In South Africa, Aquarius' primary assets, which are operated through Aquarius Platinum (South Africa) (Proprietary) Limited (AQPSA), are the Kroondal, Marikana and Everest mines. Through Aquarius' wholly-owned subsidiary, Aquarius Platinum (South Africa) (Corporate Services) (Pty) Limited (ASACS), the Group also holds a 50% interest in the Chromite Tailings Retreatment Project (CTRP), and in Platinum Mile Resources (Pty) Limited, both of which recover PGMs from the tailings streams of various platinum and chrome mining operations on the western limb of the Bushveld Complex.

In Zimbabwe, Aquarius' interest in Mimosa, one of the lowest cost producers in the PGM industry, is held through a 50% stake in Mimosa Investments Limited.

Aquarius' shares are quoted on the Australian Securities Exchange (ASX), the main board of the London Stock Exchange (LSE) and the JSE Limited (JSE). The company also has a sponsored Level 1 ADR program in the United States.

Aquarius' listings



LSE: AQP.L
NYSE: ADR
• Aquarius Platinum Ltd (Registered Office)
ASX: AQP.AX
Aquarius Platinum Corporate Services Pty Ltd
JSE: AQP.
Aquarius Platinum (South Africa) (Pty) Ltd
• Listing location
○ Operations

Aquarius' operations



ZIMBABWE
Mimosa
SOUTH AFRICA
Everest
Marikana
Kroondal
CTRP
Platinum Mine

500,203oz	$236 million	9,000
PGM production	Net profit	Employees and contractors

Highlights 2008

- Group production at 500,203 PGM ounces
- Record PGM basket prices achieved at all operations
- Record net profit up 26% to $236 million or 92 US cents per share
- Net operating cash flow up 29% to $505 million
- Repurchase of stakes in Aquarius and AQPSA
- Everest converted to an owner-mining operation
- Group cash balance of $171 million at year-end
- Full-year dividend increases by 43% to 20 US cents per share

Contribution to production by operation – FY2008



Kroondal	39%
Everest	32%
Mimosa	15%
Marikana	12%
CTRP/Platinum Mile	2%

Operations at a glance

Kroondal

The Kroondal mine is situated on the western limb of the Bushveld Complex in North West Province, South Africa. With the purchase of Implats stake in AQPSA, Aquarius' effective interest in Kroondal has increased to 67.5%. Kroondal has partnered with Anglo Platinum in a pool and share agreement (P&SA1) since 2003. The P&SA1 has enabled Kroondal to expand the scope of its operations and extend its life of mine to 2017.

The Kroondal mine, which exploits the UG2 Reef, comprises four operating decline sections: the Central, East, No 3 and K5 shafts which access the Kroondal and Townlands blocks. Kroondal also has two concentrator plants, K1 and K2, with a combined capacity of 570,000 tonnes per month. Kroondal has an offtake agreement for the processing and refining of its concentrate with Anglo Platinum. The agreement with IRS came to an end during the course of FY2008.

Marikana

The Marikana mine lies 8km east of Kroondal, on the western limb of the Bushveld Complex, in North West Province, South Africa, and has both an underground (1, 2 and 4 shafts) and an open-pit operations. Marikana's concentrator plant has a monthly processing capacity of 220,000 tonnes.

Aquarius has a second pool and share agreement with Anglo Platinum at Marikana (P&SA2) and FY2008 was the second full year of operation in terms of this agreement. The P&SA2 includes a dense media separation plant. Concentrate produced from mineral reserves contributed by Marikana is smelted, refined and marketed by IRS. Concentrate produced from mineral reserves contributed by Anglo Platinum to the P&SA2 is smelted, refined and marketed by Anglo Platinum.

Everest

The Everest mine, the youngest mine in the Aquarius portfolio, was completed in December 2005. Everest is located on the eastern limb of the Bushveld Complex in the province of Mpumalanga, South Africa. Currently, the mine consists only of an underground operation that mines the UG2 Reef, the open pit operation having been finished in the 2008 financial year. Underground production is currently being ramped-up. The rehabilitation of the open pits is already largely completed. A concentrator plant with a monthly capacity of 230,000 tonnes processes the material mined. Concentrate from Everest mine is smelted, refined and marketed by Impala Refining Services (IRS).

Mimosa

The Mimosa mine, which is located on the Wedza Geological Complex, on the southern portion of the Great Dyke in Zimbabwe, comprises a shallow underground mine accessed via a decline shaft and a surface concentrator plant. The mine is overseen by joint venture partners Aquarius and Impala Platinum Holdings Limited (Implats). Mimosa has an offtake agreement with Centametal AG of Switzerland. In terms of this contract, concentrate produced by Mimosa is delivered to Impala Refining Services in South Africa for processing and refining.

Chromite Tailings Retreatment Plant

The Chromite Tailings Retreatment Plant (CTRP) is located adjacent to the Kroondal mine and retreats old dumps and tailings streams from the beneficiation process used at neighbouring chromite mines. Environmentally, the plant has a beneficial impact as it cleans up old dumps on the Kroondal property, which are remnants of earlier chromite activities in the area. The CTRP is jointly owned by Aquarius (50%), which also manages the plant, Ivanhoe Platinum and Nickel (25%), and Sylvania South Africa (25%).

Platinum Mile

In 2008, Aquarius acquired a 50% interest in Platinum Mile Resources (Pty) Ltd which operates a tailings retreatment facility located on Anglo Platinum's RPM's lease area, adjacent to the Kroondal Mine and processes certain tailings from RPM. The concentrate produced by Platinum Mile is sold to RPM with which it has a profit share arrangement. Platinum Mile currently produces approximately 20,000 ounces of PGM in concentrate. The remaining 50% is held by Mvelaphanda Holdings (Pty) Limited.

Total attributable PGM production	**195,558**oz	Cash costs	**R4,241**/PGM ounce
			$587/PGM ounce
Attributable contribution to group revenue	**$57.4** million	Capital expenditure (100%)	**$48.0** million
Total mineral resource (4e)	**4.88**Moz		

Total attributable PGM production	**62,791**oz	Cash costs	**R7,575**/PGM ounce
			$1,048/PGM ounce
Attributable contribution to group revenue	**$113.7** million	Capital expenditure (100%)	**$15.0** million
Total mineral resource (4e)	**3.32**Moz		

Total attributable PGM production	**157,994**oz	Cash costs	**R4,126**/PGM ounce
			$571/PGM ounce
Attributable contribution to group revenue	**$299.0** million	Capital expenditure (100%)	**$11.0** million
Total mineral resource (4e)	**4.27**Moz		

Total attributable PGM production	**75,416**oz	Cash costs	**$446**/PGM ounce
Attributable contribution to group revenue	**$118.3** million	Capital expenditure (100%)	**$32.5** million
Total mineral resource (4e)	**5.63**Moz		

Operations at a glance

Total attributable PGM production	**4,924**oz	Cash costs	**R2,666**/PGM ounce
			$369/PGM ounce
Attributable contribution to group revenue	**$10.8** million	Capital expenditure (100%)	**$0.8** million

Total attributable PGM production	**3,520**oz	Cash costs	**R7,890**/PGM ounce
			$1,012/PGM ounce
		Capital expenditure (100%)	**$0.3** million

Chairman's letter

Dear Shareholder

Aquarius Platinum reported an increase in revenue to $919 million for the 2008 financial year and an increase in net profits to $236 million. During the year, we completed the $790 million repurchase of 8.4% of Aquarius' issued share capital and a 20% stake in AQPSA, a landmark transaction that increased our free-float to 100% and increased ownership in our South African operations. The transaction was financed in part by the issue of 23,144,000 shares, raising a net $366 million, with the balance being funded by existing cash resources and debt.

In line with our policy of providing a progressive dividend, the dividend per share has been increased by 43% to 20 US cents (10 US cents for each of interim and final). Our strong performance underscores our ability to deliver sound returns despite the ongoing volatility in the price of our commodities and the operating challenges of southern Africa.

The South African mines performed reasonably in the light of labour issues which have been addressed and in face of high local inflation and interruptions in power supplies. We have taken a pro-active approach to labour relations, notably at the Everest mine, where we made the decision in January 2008 to become owner-operator. At Kroondal and Marikana, a more interventionist approach has been implemented.

In Zimbabwe, the Mimosa mine delivered an exceptional performance in extremely challenging conditions. Our obligations as an operator in Zimbabwe clearly extend beyond the purely corporate. As a sizeable employer, we are also responsible for the livelihoods of our employees and indeed the community surrounding the mine. Fulfilment of these obligations ensures the viability of this profitable mine.

During the year, our platinum tailings interests were bolstered with the acquisition of a 50% interest in the Platinum Mile tailings project and the formation of a venture with our new partners to investigate further opportunities in





tailings projects. An extension of our interests in above-ground sources of platinum is logical given the limited availability and deteriorating quality of in-situ resources. That said, management continues to investigate opportunities to extend the life of our mining resources through joint ventures and acquisition.

Your Board acknowledges that the safety performance during the year under review deteriorated. Fatalities are not acceptable and from Board-level to the mine face we will continue to work hard with the authorities and organised labour towards improving our safety record.

The extraordinary developments in financial markets since 30 June and the concomitant decline in PGM prices are causing a sharp reduction in our profitability in the current year. We continue to be one of the lowest cost producers of PGMs and are taking action to further reduce our costs at our South African mines. We continue to investigate opportunities for profitable new investment at current and lower PGM prices. Once demand for PGMs increases, we will be well placed to take advantage of it.

It only remains for me to express my gratitude to my colleagues on the Board, management, employees and contractors who have done much to achieve satisfactory results in a difficult year. Last but by no means least, the thanks of myself and my fellow directors are due to you, the shareholders, without whom none of this would have been possible.

Yours sincerely,



Nicholas Sibley
Chairman
30 October 2008



Chief executive officer's review

Strong markets and pricing for platinum group metals (PGMs) helped us to weather financially a disappointing operating performance in the second half of the year, the primary causes of which were labour-related and electrical supply disruptions at the South African operations. Our Zimbabwean operation, Mimosa, performed very well in the face of various challenges, including a shortage of skills, power outages, geological faulting, and mechanical failures in the plant.

While Group attributable production was 6% lower year-on-year at 500,203 PGM ounces, the average basket price received per PGM ounce increased by 36% to a record US$1,762. Revenue was thus 30% higher at US$919 million and net profit 26% higher at a record US$236 million, equivalent to 92.0 US cents per share. A total dividend of 20 US cents per share was declared for the year, an increase of 43%.

Safety

I am extremely saddened and profoundly disappointed to have to report that we recorded nine fatalities during the year under review. This compares with six in FY2007. Eight of the fatalities occurred at the South African operations, compared with three in the previous year, and one at Mimosa, compared with three in the previous year.

At Kroondal, the men who died were Ernst Mower, an hydraulic fitter, and Johannes Nthunya, an underground load-haul-dumper operator; at Marikana, Thabiso Chaka, an underground load-haul-dumper operator, and Mpho Modise, an underground rock drill operator; at Everest, Juao Jose Paulo, a utility vehicle driver, Tete Tlali, a rock drill operator, Shaba Lepheana, a team leader, and Daniel Moeng, a rock drill operator; and at Mimosa, Konani Nkomazane, a support team leader.

My thoughts are with the family, friends and colleagues of the men who died.

The increase in fatalities is indeed cause for serious introspection and corrective action. An analysis of the causes of the nine fatalities is revealing: four were caused by falls of ground, three were transport-related, one was related to maintenance of equipment and one was an electrocution. I have no doubt that the combination of policies, practices,





codes of conduct, equipment and training we have in place throughout our operations should have prevented most, if not all, of these deaths.

We have held two safety summits during the year, the first Group-wide and the second Everest-specific, since nearly 45% of the fatalities occurred there. Both summits involved management, contractors, the Department of Minerals and Energy (DME) and labour unions, the National Union of Mineworkers and Solidarity. It is very encouraging that there was clear evidence of intense introspection by all parties at both summits, marking a distinct move away from the general perception of safety as an impersonal process quite divorced from the welfare of human beings, and from what I call the 'culture of blame' that has characterised so much debate on safety matters in mining in the past. Possibly for the first time, the ethics of safety were thoroughly debated and accepted, and while there was acknowledgement that safety leadership and empowerment is management's responsibility, collective and individual accountability for safety are equally essential.

From the Group summit process there emerged The Pledge, a document for signature by every employee, committing themselves to fulfilment of the achievement of zero harm by accepting responsibility for improving trust, communication, understanding, co-operation and skills. At the Everest summit process, two important safety initiatives were bedded down: the Heart and Minds Safety Campaign, focused on improving safety commitment, supervision, workplace practices and positive change, and the small-team concept, intended to foster well-led, disciplined, trusting, communicating and visionary teams capable of simultaneously attaining high safety standards and levels of efficiency.

Enthused as I have been by such acceptance of safety as a matter entirely to do with people and their well-being, I have become increasingly troubled by the DME's increasing application of so-called Section 54 closures, following mine fatalities. There is much about this that harks back to the 'culture of blame' I mentioned earlier and to the notion of punishment, neither of which I consider to be helpful or productive.

My view of the status quo may not take full account of the pressures placed by more rigorous regulation on the DME's limited resources, but I do believe that the status quo is unsatisfactory, and that it should be replaced by a more constructive dynamic, informed by a process of joint fault identification and problem-solving, and by affording



management fair opportunity to institute remedial action. The South African mining industry, already under extreme pressure in terms of the availability of skills, will certainly be no better off if it comes to be associated in the minds of young career-seekers with fear and untenable personal risk.

For further commentary on safety, health, environmental management and other matters relating to sustainability, please refer to the company's Sustainability Report for 2008.

Market review

A full review of the market is contained on pages 14 to 17 of this Annual Report, so I shall limit myself here to a short and somewhat personal 'take' on FY2008 and the short- to medium-term outlook.

At the start of my CEO's review I made the general comment that the markets for PGMs in the year under review were strong. This was, uncharacteristically for me, something of an understatement. To be more factual, the markets were extraordinary, with platinum and rhodium reaching record-high prices of US$2,276/oz and US$10,100/oz respectively, and palladium a recent-year high of US$588/oz during the year.

To be even more accurate, the year under review was one of two halves as far as the markets were concerned. The first half was orderly by most standards, with supply deficits being the major determinant of price. In the second half, however, a range of factors combined to create extreme volatility.

First, prices soared not least on account of South Africa's power crisis, which most observers anticipated, quite rightly, would lead to lower PGM production out of the world's leading producer and thus, to even larger supply deficits. Then, as the slowdown in western economies kicked in, accompanied by a rocketing oil price and the US sub-prime crisis, so the 'unthinkable' occurred – sentiment turned and PGM prices edged downward, tracked by equities.

It is important to remember, however, that the unthinkable became the thinkable in an extremely short space of time. It wasn't that long ago at all that we were celebrating platinum's breaching the US$1,000/oz price barrier for the first time, and PGM equities were elevated rapidly to the 'equitiy of choice' status. How quickly we became accustomed to the good life.

Arguably, what we have seen recently is a return to sanity as the immediate threat to the PGM sector posed by South Africa's power crisis began to recede and the prospect of a recession in western economies became real.

Growing demand globally for cleaner air will not go away because people argue they cannot afford the platinum or palladium catalysts that regulators insist must go into the new cars that they buy. Nor will people stop buying cars; in countries in the west they may defer a new vehicle purchase but in key economies in the east, India and China particularly, people are less likely to be dissuaded as their disposal income grows.

While other industrial demand for PGMs in western economies is likely to level until the return of better times, growing economies in the east are as likely to readily absorb any slack. For the jewellery sector globally, lower pricing is a God-send and consumers in all markets are sure to respond positively in varying degrees.

As far as supplies are concerned, much as I would like to be persuaded otherwise, there is little reason to believe that much of the current pressures on South African producers – key to continued global supply – will disappear or even lessen in the short to medium term. Our collective challenge to bring timeously and cost-effectively to account additional ounces – in the face of increasing depth, more demanding labour relations, more stringent regulations and a power supply dilemma that may have receded but which certainly has not disappeared – is not to be under-estimated.

In short, my view is that PGM demand will continue to outstrip supply, any levelling in western economies being made up for by the Asian tigers. While prices are likely to settle at levels below those we have enjoyed in the second half of FY2008, they will be at levels that still afford us very comfortable margins, provided we run our PGM mining businesses with close attention to matters such as volumes, grade, costs and recoveries.

Operational and financial performance

From an operational perspective, as with the markets, FY2008 was a year of two halves. Group performance in the first half of the year was very satisfactory, with production totalling 277,183 PGM ounces. Had we been able to at least replicate the first half's performance in the second half, we would have finished the year 23,640 ounces – or more than 4% – ahead of FY2007's total production figure.

This was not to be, however. Due primarily to labour- and power-related disruptions at the South African operations, production in the second half was 25% down on the first half at 222,390 ounces. Production for the year totalled 500,203 ounces – 6% down on FY2007.

The labour problems experienced in the second half brought home to us in resounding fashion that the contract mining model established in the South African mining industry over the past two decades is – at least for us – well and truly 'busted'. It is evident from our experience that players in the mining contracting sector, confronted with tougher economic conditions and inevitable margin squeeze, have tended to adopt a 'siege' approach when looking inwardly to modernise the way they deal with critical issues such as safety. An emphasis on human resources management, work practice and efficiencies would have been much more beneficial.

At the 'height of the storm', so to speak, we had to take an interventionist approach. At Everest this involved our abandoning contract mining completely and taking over as owner-operator. At both Kroondal and Marikana, the terms of the mining contracts were substantially renegotiated so as to provide us with much more managerial control.

The introduction of bonus schemes at all three operations, together with the development of much closer relationships with unions, I believe, has done much to set us on a stable course going forward. I cannot underestimate, however, the amount of work that has been involved in fundamentally changing the way we run our business in South Africa; more detail of what has been done at each operation is provided in the operational review which starts on page 18 of this Annual Report.

Other than the foregoing, key production features of the year included:

- the ramp-up to steady state at Kroondal's K5 shaft, which was adversely affected by geological anomalies encountered in the decline shaft system. This contributed to a lowering of the average head grade to 2.61g/t. Metallurgical recoveries were steady, however, at 77%;
- a 51% increase in underground tonnes mined at Marikana to 1.1Mt, in line with the ramp-up of underground production, and a decline in open-pit production, as scheduled, to 1Mt. While the average head grade fell to 2.89g/t, metallurgical recoveries were unchanged at 63%;
- a reduction in open-pit tonnage at Everest to 0.2Mt in line with the scheduled winding down of the open pit, which was completed by year-end. The average head grade increased slightly to 2.98g/t due to the increase in the proportion of higher grade, underground tonnes in the overall mix, and recoveries increased to 78%;
- the successful commissioning of the Wedza V expansion at Mimosa in April 2008, taking monthly metallurgical plant capacity to 175 000t. The Wedza 5.5 expansion due for commissioning in April 2009 will increase monthly plant capacity to 185,000t; and
- an increase in production at the Chromite Tailings Retreatment Plant (CTRP) to 9,849oz (4,924 attributable to Aquarius), following on from plant improvements that included the installation of a mill, thickener and fine grind facilities.

US$ millions	KROONDAL	MARIKANA	EVEREST	MIMOSA	CTRP	PLATINUM MILE	CORPORATE	TOTAL
PGM ounces attributable	**195,558**	**62,791**	**157,994**	**75,416**	**4,924**	**3,520**	**–**	**500,203**
Revenue	347.4	112.4	295.5	125.7	11.1	6.6	20.3	919.0
Cost of sales								
On-mine cash costs	(113.3)	(65.0)	(89.2)	(35.1)	(3.9)	(3.8)	–	(310.3)
Amortisation and depreciation	(10.2)	(10.9)	(16.7)	(3.4)	(0.3)	(0.8)	–	(42.3)
Gross profit	**223.9**	**36.5**	**189.6**	**87.2**	**6.9**	**2.0**	**20.3**	**566.4**
Amortisation of fair value	(5.6)	(0.4)	–	(0.6)	–	–		(6.6)
Gross profit after FVU	**218.3**	**36.1**	**189.6**	**86.6**	**6.9**	**2.0**	**20.3**	**559.8**
Other income	–	–	–	(0.1)	1.1	0.1	1.0	2.1
Corporate administrative and other costs	–	–	–	–	–		(11.1)	(11.1)
Foreign currency gain/(loss)	15.4	5.4	5.2	(11.2)	(1.0)	–	0.5	14.3
Finance charges	–	–	–	–	–	–	(28.3)	(28.3)
Profit/(loss) before tax	**233.7**	**41.5**	**194.8**	**75.3**	**7.0**	**2.1**	**(17.7)**	**536.8**
Tax expense								(173.2)
Profit after tax								**363.6**
Minority interest								(127.1)
Profit after minority interest								**236.5**

Record basket prices received by all of our operations translated to an average Group basket price that was 36% up year-on-year to a record US$1,762/PGM ounce, more than offsetting the impact of lower production. While revenue was 30% higher at US$919 million, cash operating costs – driven by price hikes in almost every consumable consumed – increased to US$310 million or US$622/PGM ounce, compared with US$493/PGM ounce in the previous year.

Net profit was up 26% to a record US$236 million, equivalent to 92.0 US cents per share, after accounting for a once-off tax payment of US$31 million, which represented part consideration of the repurchase of Implats' Aquarius and AQPSA shareholding (see under Corporate matters in this review).

Net operating cash flow increased by 29% to US$505 million and after funding the Implats' buyback, the Group's cash reserve at year-end was US$171 million (FY2007: US$287.6 million). A total dividend of 20 US cents per share was declared for the year, an increase of 43%.

Corporate matters

During the year, we undertook three actions I believe will considerably strengthen our profile in the investment market in the short to medium term.

Firstly, capitalising on the PGM market at its most 'bubbly', we concluded the repurchase of Implats' 8.4% interest in Aquarius and 20% interest in AQPSA at a cost of US$790 million, which we paid for through the issue of 23,144,000 shares (US$370 million) and the raising of debt (US$200 million), with the balance covered from cash resources.

The effects of this transaction were to increase our free float to 100%; to increase Aquarius' interest in AQPSA to 67.5%; and to increase the black economic empowerment (BEE) interest in AQPSA to 32.5%. More simply stated, the transaction sharply honed our status as an independent, mid-tier PGM producer at a time when the 'C' word – consolidation that is – is uppermost in the minds of most players in the sector.

Secondly, we did a three-for-one share-split, simultaneously improving the liquidity and affordability of our shares.

And thirdly, we went further in establishing ourselves in the tailings retreatment corner of our business by acquiring a 50% stake in the Platinum Mile tailings retreatment project – a corner poised to become ever more lucrative as quality ounces in the ground become harder to source and more costly to access.

A number of senior appointments were made at AQPSA and one at Aquarius Platinum (SA) Corporate Services (Pty) Limited (ASACS) during the year:

- Hulme Scholes, an attorney specialising in mineral rights legislation, returned to AQPSA on a full-time basis; previously a non-executive director of AQPSA, he is now an Executive Director.
- Hélène Nolte, previously Senior Audit Manager with KPMG, who has been associated with AQPSA since 1999, was appointed Finance Director for AQPSA.
- Mkhululi Duka, previously Group Human Resources Manager at Petro SA, was appointed to the new position of Group Human Resources and Transformation Manager for AQPSA.
- Paul Smith, previously with ABSA, African Merchant Bank and BoE-NatWest, was appointed to the new position of Director New Business at ASACS.

Looking ahead

Operationally, I believe that the necessary surgery in terms of our contracting arrangements is complete and we are well into our recuperation. The bulk of our capital expenditure is behind us and our operations are all cash generative. We must remain conscious, however, that we will be operating into the future in circumstances that are less certain than they were previously. Uncertainty suggests a more cautious approach; that we 'stick to our knitting' and sweat the assets we have. It seems sensible, on balance, that we revise our annual production target downward from 600,000 ounces to 575,000 ounces.

Power remains a serious challenge; while we continue to plan accordingly, there is little reason to be sanguine on this front, in my view. Until there is a clear, macro plan in place and happening at a national level, I am hard pressed to understand how new PGM ounces in substantive quantities are likely to see the light of day.

Having largely taken back the mantle of operational management, we will be tested in meeting our skills requirements going forward. The success of our mechanised mining model rests on equipment being maintained at peak condition and downtime kept to the absolute minimum. We will need artisans particularly, and lots of them.

Paradoxically, uncertainty also presents opportunities. I have already mentioned the move towards consolidation in our sector and in this context, truisms such as 'survival of the fittest' and 'be the diner, not the dinner' spring to mind. It is important to recognise that the de-rating of our sector in recent months changes substantially the rules of who goes after whom. Diversified resources companies can and are taking an interest in PGMs now, which was not the case 18 months ago.

I believe the steps that we have taken at Aquarius to strengthen its independence in the year under review, the quality and spread of its assets and its management, and its proven ability to adjust to changing circumstances, position it well in this scenario. Ultimately, it is what is in the best interests of its stakeholders, not least the providers of capital, that will determine our future course.



Stuart Murray
Chief Executive Officer
30 October 2008

Market review* 2008

During the 12 months to June 2008, the platinum group metals markets were remarkable, first for the soaring prices and second for the volatility and soaring prices. The average monthly prices in June 2008 of $2,043/oz for platinum, $452/oz for palladium and $9,776/oz for rhodium were 59%, 27% and 43% higher than in June 2007. The prices of platinum and rhodium especially rose strongly during the 2008 financial year, reaching one all-time high after another – the platinum price peaked at $2,276/oz in early March and that of rhodium at $10,100/oz in June 2008. Even the palladium price touched a multi-year high of $588/oz.

Average prices reported on the free market for the financial year were:

Platinum:	$1,664/oz	(FY2007: $1,208/oz)
Palladium:	$402/oz	(FY2007: $341/oz)
Rhodium:	$7,605/oz	(FY2007: $5,463/oz)

Since year-end, however, there has been a marked increase in market volatility and prices have fallen from their peaks, but nevertheless remain at extremely healthy levels.



Monthly average PGM prices: July 2005 – August 2008 ($/oz)
Pt and Pd/oz
Rh/oz
2500
2000
1500
1000
500
0
12000
10000
8000
6000
4000
2000
0
Jul
Oct
Jan
Apr
Jul
Sep
Jan
Apr
Jul
Sep
Jan
Apr
Jul
2005
2006
2007
2008
Platinum
Palladium
Rhodium



Platinum

According to Johnson Matthey, there was an overall supply deficit of 480,000 ounces in the global platinum market in calendar 2007. The deficit was largely a result of healthy demand and disruptions to production experienced by South African platinum miners which produce more than three-quarters of the global supply of platinum. These disruptions included unscheduled smelter shutdowns, temporary safety-related shaft closures, the industry-wide skills shortage and a testy industrial relations environment. These supply constraints were further aggravated in the first half of calendar 2008 by the national electricity supply crisis in South Africa.

Total platinum supply for the calendar year 2007 was 6.55 million ounces, a decrease of 4%, as compared to an 8.6% increase in total demand to 7.03 million ounces. Strong underlying support from the automotive sector underpinned platinum demand as Brazil, Russia, India and China (BRIC) outperformed, implementation of increasingly stringent emissions legislation in Europe and the United States and increase in the retro-fitting of autocatalysts in heavy-duty diesel vehicles. In Europe, Japan and North America, the numbers of manufactured diesel vehicles fitted with platinum-based catalytic convertors to meet emissions regulations continued to rise, offsetting reductions in the use of platinum resulting from the substitution by palladium in some catalysts.

Jewellery sales had proved surprisingly resilient in the face of soaring platinum prices during 2007, but this was not sustained into the first half of 2008, when the platinum price soared above $2,000/oz. These prices led to high levels of recycling in Japan and depressed jewellery sales in China.

The electricity supply crisis in South Africa in the first half of 2008, the closure of various operations following flooding, and continued industrial action are expected to result in reduced supply for the 2008 calendar year and, with industrial and automotive demand expected to be relatively buoyant, the platinum deficit is expected in 2008.

Fears of a global economic slowdown, spurred by a soaring oil price, and a global financial downturn as a result of the sub-prime crisis in the United States, which some say is yet to play itself out fully, resulted in increased speculative and investment demand for platinum. The exchange trade funds (ETFs) held approximately 400,000 ounces at the end of June 2008 with speculative long positions being built up on NYMEX and TOCOM. This activity helped to fuel price volatility.

Post year-end, reports of destocking die to poor autos production and sales data from Europe and the United States dampened the platinum price at a time that much of the speculative positions on NYMEX, TOCOM and indeed in the ETFs unwound, resulting in considerable price weakness. Some early signs of recovery are, however, evident, with some investors returning to long positions on the physical market, an end to the auto related destocking and purchasing by some jewellery manufacturers.

Palladium

The palladium market ended calendar 2007 with a substantial surplus of 1.75 million ounces. Demand rose 3.5% to 6.84 million ounces, boosted by increased demand from the autocatalyst, electronics and investment sectors. While global palladium production was unchanged, significant Russian state sales of 1.29 million contributed to an 8% increase in total supply to 8.59 million ounces. These were greatly reduced in the first half of 2008. On the demand side, there was a 10.8% increase in autocatalyst demand, a result of increased vehicle production in China and the Rest of the World, and increased substitution of palladium for all platinum in gasoline autocatalysts and a portion of the platinum in diesel catalysts. Palladium jewellery demand declined while electronics sector demand increased for the sixth year in a row. Palladium investment demand also received a boost with the establishment of two ETFs.

The surplus in the palladium market in 2008 is expected to continue, with demand being tempered as a result of the global economic downturn.

Other PGMs

Despite growth in rhodium demand for the sixth successive year, the market for this metal was in deficit overall for the year with strong physical demand for the metal for much of the financial year. Total rhodium demand of 856,000 ounces compared with total supply of 822,000 ounces. Sustained high prices led to moves to limit usage of the metal and greater recycling of rhodium from autocatalysts. In addition, increases in rhodium demand were limited by thrifting of the rhodium content in autocatalyst.

Demand for ruthenium fell by almost a third to 1.14 million ounces as successful thrifting regarding the metal's use in new hard disk technology, increased recycling and improved stock control reduced the electronics sector's overall demand for the metal significantly.

Platinum – Supply and demand (000oz)

Calendar year	2007	2006	2005
Supply			
South Africa	**5,035**	5,295	5,115
Russia	**910**	920	890
North America	**325**	345	365
Other	**280**	270	270
Total supply	**6,550**	6,830	6,640
Demand			
Autocatalyst – gross	**4,225**	3,940	3,795
– recovery	**(890)**	(860)	(770)
Jewellery	**1,585**	1,640	1,965
Industrial	**1,940**	1,830	1,690
Investment	**170**	(40)	15
Total demand	**7,030**	6,475	6,695
Stock movements	**(480)**	(355)	(55)

Palladium – Supply and demand (000oz)

Calendar year	2007	2006	2005
Supply			
South Africa	**2,770**	2,775	2,605
Russia – primary production	**3,050**	3,220	4,620
– state sales	**1,490**	700	
North America	**990**	985	910
Other	**285**	270	270
Total supply	**8,585**	7,950	8,405
Demand			
Autocatalyst – gross	**4,450**	4,015	3,865
– recovery	**(1,000)**	(805)	(625)
Jewellery	**740**	995	1,430
Electronics	**1,285**	1,205	970
Other	**1,360**	1,195	1,715
Total demand	**6,835**	6,605	7,355
Stock movements	**1,750**	1,345	1,050

Platinum autocatalyst demand – CY2007



Europe	49%
Japan	15%
North America	22%
China	5%
Rest of the world	9%

Total platinum autocatalyst demand in CY2007:
4.22Moz (CY2006: 3.90Moz)

Platinum jewellery demand – CY2007



China	49%
Japan	18%
North America	15%
Europe	13%
Rest of the world	5%

Total platinum jewellery demand in CY2007:
1.59Moz (CY2006: 1.64Moz)

Palladium autocatalyst demand – CY2007



North America	37%
Europe	20%
Japan	19%
China	6%
Rest of the world	18%

Total palladium autocatalyst demand in CY2007:
4.45Moz (CY2006: 4.02Moz)



**Source: Johnson Matthey Platinum 2008 and the website www.platinum.matthey.com.*

Kroondal (P&SA1)

Key statistics			
Year		FY2008	FY2007
Tonnes mined	(Mt)	6.4	6.6
Tonnes processed	(Mt)	6.0	6.3
Average grade (4E)	(g/t)	2.61	2.81
Cost per PGM (4E) ounce	(R/oz)	4,241	3,069
	($/oz)	587	427
Capital expenditure	(Rm)	347	250
	($m)	48	35
Production of metal in concentrate	(oz)		
Platinum		234,041	263,930
Palladium		113,400	127,048
Rhodium		41,852	46,097
Gold		1,823	2,275
Total production		391,117	439,351
Total attributable production		195,558	219,674

Safety

While the average DIIR for the year improved to 0.49 per 200,000 hours worked compared to 0.75 the previous year, there were regrettably two fatalities at Kroondal during the year, one a result of non-compliance with standard lock-out procedures and the other a fall of ground.

The emphasis on safety and compliance with procedures will continue. A safety summit was held which included management, the contractors and union representatives. Every effort will continue to be made to ensure that safety incidents are minimised as much as possible.

Operating performance

Production of tonnes mined for the year declined by 4% to 6.4Mt, 6.2Mt from underground and 0.2Mt from the open pit. The latter decreased by 67%, as scheduled. Mining of the Central West open pit was completed and that of the Klipfontein open-cast section will be completed within the first quarter of FY2009.

The average head grade for the year was 2.61g/t, down on that of FY2007 as a result of the lower grade ore mined with the development underway at the new K5 decline. Tonnes processed declined by 4% to 6.0Mt. Metallurgical recoveries of 77% were steady.


Kroondal - annual attributable production (000oz)
250
200
150
100
50
0
FY2004
FY2005
FY2006
FY2007
FY2008

Total production declined by 11% to 391,117 ounces of PGMs in concentrate with 195,558 ounces of this being attributable to Aquarius.

Underground production was adversely affected by absenteeism around public holidays and industrial action on the part of contractor employees. The latter became sufficiently problematic for the terms of the commercial agreements between AQPSA and its contractors to be revised substantially, giving AQPSA more managerial and operational responsibility. A revised, market-related bonus system has been developed in consultation with the unions. Contractors will now effectively be responsible for the provision of skilled labour, as well as the provision of supervisory, procurement and engineering maintenance services.

The ramp up to steady state at K5 shaft was adversely affected by geological anomalies encountered in the decline shaft system which resulted in increased dilution. The mine layout is being reviewed to address these concerns. Ore from this shaft is now being transported using Anglo Platinum's rail network and public roads are no longer used. Trucks are only used to traverse the last three kilometres to the plant.

Financial performance

Having increased steadily through the year, the average PGM basket price received for the year was $1,887/oz, an increase of 36%. This compares with the average price received in the fourth quarter of the financial year of $2,350/oz. The prices received helped to offset the decline in production and contributed to 31% increase in revenue to R5.2 billion of which R2.6 billion was attributable to Aquarius. The cash margin for the year rose to 68% from 66%.

Costs were aggravated by both excessive increases in the prices of diesel, power, steel, chemicals and explosives as well as the reduced volumes produced. Consequently, the cash costs per run-of-mine tonne produced increased by 28% to R273 and per PGM ounce produced by 38% to R4,241.

Capital expenditure

Capital expenditure in FY2008 totalled R347 million, most of which was spent on infrastructure – both surface and underground – and the rail project related to the K5 project as well as extensions to other underground infrastructure.

Outlook

Production is expected to increase to 450,000 PGM ounces and Kroondal's life-of-mine currently stands at eight years to FY2017. Work on the K6 project, an extension of the K5 resource, is to begin in FY2009. The project, scheduled for completion in FY2012, has a budget of R20.8 million in FY2009 to complete the Environmental Management Plan and to optimise the cost estimate for the overall project.



Marikana (P&SA2)

Key statistics			
Year		FY2008	FY2007
Tonnes mined	(Mt)	2.1	2.1
Tonnes processed	(Mt)	2.1	2.0
Average grade (4E)	(g/t)	2.89	3.19
Cost per PGM (4E) ounce	(R/oz)	7,575	5,219
	($/oz)	1,048	727
Capital expenditure	(Rm)	110	201
	($m)	15	28
Production of metal in concentrate	(oz)		
Platinum		78,786	80,903
Palladium		33,916	37,719
Rhodium		12,073	12,750
Gold		808	1,003
Total production		125,583	132,375
Total attributable production		62,791	66,187

Safety

Safety performance at Marikana deteriorated with the average DIIR for the year increasing to 0.54 from 0.36 per 200,000 hours worked in FY2007. There were regrettably two fatalities at Marikana during the year, both in separate accidents involving load haul dumper vehicles. Prior to the first accident, Marikana had achieved 1.6 million fatality-free shifts.

Operating performance

In line with the ramp up of underground production, tonnes mined here increased by 54% to 1.1Mt, equivalent to approximately 53% of total production for the year, while open-pit production declined to 1Mt as scheduled. The average head grade fell to 2.89g/t. The increased contribution of the higher-grade underground material during the year was offset by the processing of the lower grade lower recovery stockpile. Metallurgical recoveries were unchanged at 63%. Total PGM production declined by 5% to 125,583 PGM ounces of which 62,791ounces are attributable to Aquarius.

Towards the end of the financial year, underground operations were adversely affected by industrial action related to pay concerns on the part of contractor employees. Absenteeism around public holidays and shaft closures as a result of the fatalities also had a negative effect on production.


Marikana - annual attributable production (000oz)
120
100
80
60
40
20
0
FY2004
FY2005
FY2006
FY2007
FY2008

Stoping operations started in July 2007 and a total of 9,924m^2 were completed. Development at 2 Shaft began during FY2008 with 1,335m having been developed.

In order to resolve the problems experienced with contractors, as at Kroondal, the commercial agreement between AQPSA and the contractor was renegotiated and its terms substantially revised. In terms of the revised agreement, AQPSA has assumed greater managerial responsibility and is now more closely involved in developing a relationship with the unions. The contractor, Murray & Roberts Cementation, will continue to provide skilled labour as well as supervisory, procurement and engineering maintenance services. In addition, a revised bonus system for contractor employees was devised in consultation with the unions.

Problems experienced at the open-pit operation in the start of the year were compounded by the abnormally high rainfall experienced during the summer months, necessitating a change in the mining method employed. The stripping ratio was increased to 46:1 in the last quarter of the year to correct the shape of the pit and the direction of mining was changed from dip to strike. It is expected that these changes will ensure a steadier, more consistent stream of tonnage from the open-pit operation. Initial results were positive and open-pit production increased significantly in the last quarter of the year. With the improved shape of the pit, the stripping ratio will be normalised at 28:1 during the 2009 financial year.

Advantage was taken of the PGM prices prevailing in the second half of the year to process the low-recovery oxidised material stockpiled. Although significantly reduced, the total stockpile was 70,263 tonnes at year-end.

AQPSA's application to stay the arbitration proceedings instituted by Moolman Mining has been set down for hearing during the first week of March 2009.

Financial performance

The average PGM basket price received for the year rose steadily during the year with the average up 36% to $1,822/PGM ounce. This compares with an average PGM price received for the fourth quarter of $2,311/oz. This contributed to a 34% increase in mine revenue to R1.6 billion. The cash margin for the year declined to 42% as compared to 44% in FY2007.

Cash costs per tonne increased by 31% to R446, a result of higher mining costs and production lost owing to industrial action. The reduced grade and recoveries achieved contributed to a 45% increase in cash costs per PGM ounce to R7,575.

Capital expenditure

In all, capital expenditure of R110.1 million was incurred during the year, of which R10.9 million was expansion capital. Of this R55 million and R5.45 million was attributable to Aquarius. Total capital expenditure committed to Marikana by year-end was R102.3 million with AQPSA's share of this being R51 million and R102.3 million having been incurred to date (AQPSA: R51 million). In addition to the expansion expenditure, much of this was spent on construction of a DMS plant and underground infrastructure.

Outlook

Production is expected to remain steady at 170,000 ounces and Marikana's potential life-of-mine is currently 12 years to FY2020.

Review of operations (cont)

Everest

Key statistics			
Year		FY2008	FY2007
Tonnes mined	(Mt)	2.1	2.4
Tonnes processed	(Mt)	2.1	2.4
Average grade (4E)	(g/t)	2.98	2.89
Cost per PGM (4E) ounce	(R/oz)	4,126	3,373
	($/oz)	571	470
Capital expenditure	(Rm)	81	132
	($m)	11	19
Production of metal in concentrate	(oz)		
Platinum		94,428	94,398
Palladium		46,034	52,527
Rhodium		16,255	15,534
Gold		1,278	1,478
Total production		157,995	163,938
Total attributable production		157,995	163,938

Safety

The safety performance at Everest deteriorated with the average DIIR for the year increasing to 0.89 from 0.62 per 200,000 hours worked in FY2007. There were regrettably four fatalities at Everest during the year, two of which were caused by falls of ground, one by a vehicle accident and the fourth while replacing a water manifold on a temporary pipe installation.

Operating performance

Despite being in ramp up phase, production at Everest declined by 11% with total tonnes mined of 2.1Mt. Of this, 1.9Mt were underground tonnes and 0.2Mt from the open pit. The reduction in open-pit tonnage was in line with the scheduled winding down of the open pit which was completed as planned by year-end. The average head grade mined increased marginally to 2.98g/t, partly owing to the increased proportion of higher grade, better quality underground tonnes (90%) in the overall production mix. This too contributed to increased recoveries of 78%. Total PGM production declined 4% to 157,995 PGM ounces.

The major contributor to the decline in production was the industrial action and illegal work stoppages on the part of contractor employees over pay-related concerns during the first half of the financial year. The contractor, Shaft Sinkers Mining, withdrew from its contract with AQPSA in January 2008, as a result of which AQPSA converted Everest to an owner-mining operation so as to contain losses and resume its ramp up of production as speedily as possible. This necessitated the expedient recruitment of a full workforce and the implementation of various administrative and support systems, including financial, procurement, payroll and attendance systems to address pay-related issues. Following a survey of salaries and wages in the sector, market-related increases and a best-practice bonus system were implemented.


Everest - annual attributable production (000oz)
200
160
120
80
40
0
FY2006
FY2007
FY2008

The conversion to owner mining and the revised ramp-up schedule has largely gone according to plan. AQPSA management at Everest has also entered into recognition agreements with labour unions, the National Union of Mineworkers (NUM) and Solidarity, to work together to build a constructive climate of engagement.

Financial performance

Everest reported a 40% increase in the average PGM basket price received per ounce for the financial year to $1,805. This helped to offset reduced production and contributed to a 47% increase in revenue to R2.2 billion. The cash margin for the year increased to 70% (FY2007: 62%).

Cash costs per run-of-mine tonne increased by 33% to R308 as a result of the higher proportion of underground tonnes produced, reduced production and the change to owner-operator mining. Cash costs per PGM ounce increased 22% to R4,126 with the run-of-mine tonnes cash cost being partially offset by the higher metallurgical recovery.

Capital expenditure

Capital expenditure, which was mostly ongoing capital expenses, totalled R81 million. Major expense items included the purchase of trackless mining equipment following the conversion to owner mining as well as various other stay-in-business items such as mining pumps and pump stations, conveyors and portable stand-by generators.

Outlook

The ramp up in production will continue at Everest with full production now scheduled for FY2010. Everest has potential full production capacity of 205,000 PGM ounces. Targeted production for FY2009 is 190,000 PGM ounces. The mine's current life of mine extends to FY2016, which excludes the mineral resource opportunities at Hoogland and Sterkfontein.



Mimosa

Key statistics			
Year		FY2008	FY2007
Tonnes mined	(Mt)	1.89	1.85
Tonnes processed	(Mt)	1.73	1.69
Average grade (4E)	(g/t)	3.57	3.66
Cost per PGM (4E) ounce	($/oz)	446	383
Capital expenditure	($ million)	33	14
Production of metal in concentrate	(oz)		
Platinum		76,565	77,771
Palladium		58,154	59,216
Rhodium		5,966	6,030
Gold		10,148	10,553
Total production		150,832	153,570
Total attributable production		75,416	76,785

Safety

While there was an overall improvement in safety performance during FY2008, there was most disappointingly one fatality during the year, a result of a fall of ground. The disabling injury frequency rate declined to 0.18 per 200,000 hours worked from 0.41 in FY2007.

Management remains committed to ensuring that this improvement in overall safety continues and action plans to ensure that improvements are sustained have been put in place. The 'zero harm' safety campaign, which covers training on pre-task risk assessment and the fall-of-ground campaign, on-the-job coaching and supervisory training, is ongoing.

Operations

Both tonnes mined and milled increased marginally in FY2008, to 1.89Mt and 1.73Mt respectively, with a stockpile of 0.5Mt, equivalent to three months plant feed, having been built up by year-end.

On the mining side, the three major challenges, especially during the first half of the financial year, were, firstly, a loss of skills which resulted in a deterioration in compliance with work practice and safety procedures, secondly, power interruptions and load shedding which affected production and hoisting in particular, and thirdly, a marginal reduction in the average head grade mined to 3.57g/t for the year compared to 3.66g/t in FY2007. The reduced head grade was due to the mining of a slightly lower grade zone. Steps taken to improve mining practice and reef identification in the second half of the year were successful.


Mimosa - annual attributable production (000oz)
80
60
40
20
0
FY2004
FY2005
FY2006
FY2007
FY2008

While power interruptions in the first half of the year and lower feed grades affected Mimosa's metallurgical performance, the biggest challenge was the mechanical problems experienced at the plant, a result of the premature failure of the primary ball mill end, installed originally as part of the Wedza phase 3 milling expansion. A new primary mill end, ordered as part of the asset replacement programme, did not meet specifications and had to be repaired in South

Africa. This resulted in total mill downtime of 38 days in all, 25 of which were in the 2008 financial year and equivalent to lost production of around 5,556 PGM ounces. As a result of this downtime, the plant was unable to benefit from the increased capacity available with the commissioning of the phase V project (see below) and there was a consequent decrease in metallurgical recoveries to 75.8%.

More positively, the Wedza Phase 5 expansion which takes monthly metallurgical plant capacity to 175,000 tonnes was successfully commissioned in April 2008. Delays in the commissioning were mostly a result of problems encountered with foreign suppliers of goods and services. The Wedza Phase 5.5 expansion to increase monthly plant capacity to 185,000 tonnes, or 16,000 PGM ounces, is due for commissioning in April 2009.

All of these factors contributed to a decrease in production of PGMs in concentrate for the year of 1.8% to 150,832 ounces of which 75,416 ounces were attributable to Aquarius. Platinum-in-concentrate production for the year was 76,565 ounces (FY2007:77,771oz) with 38,283 ounces being attributable to Aquarius.

To address the loss of critical skills, the board approved a comprehensive employee retention initiative that includes the part payment of salaries in US dollars, mostly to technical staff from artisan level upwards. The loss of skills which was a major factor especially during the first half of the financial year has since largely stabilised. Hand-in-hand with this, an intensive recruitment and training programme was implemented.

Negotiations regarding the supply of power to the mine were finalised with Cabora Basa in Mozambique. There have been no major power disruptions since implementation of the agreement at the beginning of the second half of the financial year.

Financial performance

The 29% increase in the average PGM basket price received for the year to $1,258/PGM ounce helped to offset the negative effect of reduced production and contributed to attributable mine gross revenue of $236 million. The cash margin for the year remained steady at 73%.

Operating costs were affected by the mechanical difficulties experienced at the plant during the year and increases in the cost of inputs such as power, diesel and steel. The cash cost per ounce increased by 16% to $446 while the by-product cash cost credit was limited by weaker copper and nickel prices to a negative $63/oz.

Capital expenditure for the year totalled $32.5 million of which almost two thirds was expansionary capital, spent largely on the completion of the Wedza Phase 5 expansion. The bulk of the capital expenditure planned for FY2009 of $35 million will be spent on the completion of the Wedza Phase 5.5 expansion with the balance to be spent on the provision of housing.

Outlook

The focus on skills retention and maintenance of staff morale will continue. The production target for FY2009 is 200,000 PGM ounces.

Chromite Tailings Retreatment Plant

Key statistics			
Year		FY2008	FY2007
Tonnes processed	(000t)	274	182
Average grade (4E)	(g/t)	4.20	4.32
Cost per PGM (4E) ounce	(R/oz)	2,666	2,377
	($/oz)	369	331
Capital expenditure	(Rm)	20	1
Production of metal in concentrate	(oz)		
Platinum		6,114	4,512
Palladium		2,201	1,629
Rhodium		1,513	1,252
Gold		22	15
Total production		9,849	7,408
Total attributable production		4,924	3,703

Safety

While there have been no fatalities at CTRP since its commissioning in 2005, the operation recorded its first disabling injury during the year, resulting in a DIIR of 5.62 per 200,000 hours worked.

Operations

Tonnes processed by the CTRP increased by 51% to 274,000 tonnes. Improvements were made to plant with the installation of a mill, thickener and fine grind facilities. These were countered by a drop in the grade of material supplied to the plant as well as an increase in the supply of oxidised material. Consequently, the average head grade declined to 4.2g/t and metallurgical recoveries to 27%. Nevertheless total PGM production rose to 9,849 ounces of which 4,924 ounces were attributable to Aquarius.



Financial performance

The average PGM basket price achieved for the year by the CTRP was $2,224/PGM ounce, 31% more than that achieved in FY2007. The higher price achieved together with increased production contributed to an increase in revenue of more than 100% to R155 million of which R77.5 million is attributable to Aquarius.

The cash margin for the year rose to 83% from 77% in FY2007. The cash cost per ounce for the year was 12% up to R2,666/PGM ounce, or $369/PGM ounce.

Capital expenditure

Capital expenditure totalled R20 million in FY2008 which was related to the introduction of material from the Bayer current arisings to the CTRP, which helped contribute to the marked increase in tonnes processed during the year.

Outlook

FY2009 will see further advances in production throughput efficiencies as well as improved recoveries. Capital expenditure of R12 million is planned for FY2009.

Platinum Mile

The acquisition of Platinum Mile Resources (Pty) Ltd was effective from 1 March 2008 and consequently no comparative annual data is available.

Safety

No fatalities or injuries were reported for the four months from March to June 2008.

Operations

Platinum Mile processed 3.2Mt tonnes during the four month period from March to June 2008. The average head grade was 0.73g/t and recoveries of 10% were achieved. Total PGM production for this period was 7,042 ounces of which 3,520 ounces were attributable to Aquarius.

Financial performance

The average PGM basket price achieved was $2,068/oz with revenue earned of R101 million with R50.5 million being attributable to Aquarius. The low grades and recoveries contributed to a cash margin of 46%. The average cash cost per PGM ounce for the four months was R7,890.

Capital expenditure

Capital expenditure for the four months totalled R5 million, mostly on an expansion to the fine grinding circuit.

Outlook

Plans are being considered to ramp-up production at Platinum Mile to more than 35,000 ounces annually. The partners in Platinum Mile intend to grow the business by exploring current in-house opportunities and the acquisition of other similar operations within the industry.

Operating statistics four-year summary

100% of operations		Kroondal P&SA1				Marikana P&SA2			
Statistical information	Unit	FY2008	FY2007	FY2006	FY2005	FY2008	FY2007	FY2006	FY2005
Safety									
DIIR	Rate/200,000 manhours	0.49	0.75	0.96	0.75	0.54	0.36	0.31	0.81
Revenue									
Gross revenue	Rm in SA/$m in Zimbabwe	5,248	4,016	2,742	1,250	1,638	1,224	520	364
PGM basket price	$/oz	1,887	1,386	1,033	711	1,822	1,344	1,007	713
Gross cash margin	%	68	66	59	40	42	44	16	(10.0)
Nickel price	$/lb	12.71	17.20	7.02	6.92	12.71	17.20	7.02	6.92
Copper price	$/lb	3.80	3.21	2.29	1.43	3.50	3.21	2.29	1.43
Average R/$ rate		7.23	7.18	6.37	6.17	7.23	7.18	6.37	6.17
Cash costs on-mine									
Per ROM tonne	R/tonne	271	213	187	177	446	341	348	264
	$/tonne	38	30	29	29	62	47	55	43
Per PGM (3E+Au)	R/oz	4,241	3,069	2,565	2,311	7,575	5,219	4,980	4,035
	$/oz	587	427	403	375	1,048	727	782	654
Per PGM (5E+Au)	R/oz	3,487	2,526	2,111	1,904	6,273	4,317	4,125	3,393
	$/oz	482	352	331	309	868	601	648	620
Capital expenditure									
Current/Sustaining 100%	Rm	347	250	66	21	99	128	9	19
	$m	48	35	10	3	14	18	1	3
Expansion 100%	Rm	–	–	67	462	11	73	81	–
	$m	–	–	10	75	2	10	13	–
Mining processed									
Underground	ROM tonne (000)	6,207	5,920	5,639	3,974	1,096	708	178	–
Open pit	ROM tonne (000)	165	398	403	266	976	1,318	1,072	1,515
Total	ROM tonne (000)	6,371	6,319	6,041	4,240	2,072	2,026	1 250	1,515
Grade									
Plant head	g/t PGM	2.61	2.81	2.89	3.04	2.89	3.19	3.20	3.60
Recoveries	%	77	77	78	79	64	64	67	57
PGM production									
Platinum	000ozs	234	264	262	194	79	81	53	64
Palladium	000ozs	113	127	128	94	34	38	24	26
Rhodium	000ozs	42	46	47	35	12	13	8	8
Gold	000ozs	2	2	2	2	1	1	0.7	0.8
Total PGM (3E+Au)	000ozs	391	439	439	325	126	132	86	99
Total PGM (5E+Au)	000ozs	16	534	534	394	152	160	104	118
Base metals production									
Nickel	Tonne	386	436	435	314	193	220	146	133
Copper	Tonne	178	190	191	141	105	119	84	73
Chromite	Tonne (000)	343	353	447	461	95	140	135	247

Everest				Mimosa				CTRP				Platinum Mile*
FY2008	FY2007	FY2006	FY2005	FY2008	FY2007	FY2006	F2005	FY2008	FY2007	FY2006	FY2005	FY2008
0.89	0.62	0.73	–	0.18	0.41	0.28	0.31	5.62	0	0	0	0
2,153	1,468	550	–	236	199	113	84	155	77	42.5	8.5	101
1,805	1,286	1,037	–	1,258	974	713	590	2,224	1,704	1,207	834	2,068
70	62	61	–	73	74	64	60	83	77	63	37.5	46
12.93	17.20	7.02	–	14.35	14.64	6.64	6.51	12.71	17.20	7.02	7.41	9.46
3.53	3.21	2.29	–	3.46	3.22	1.94	1	3.50	3.21	229	1.53	3.47
7.23	7.18	6.37	–	–	–	–	–	7.23	7.18	6.37	6.29	7.80
308	232	161	–	–	–	–	–	96	97	96	86	18
43	32	25	–	39	35	31	33	13	13	15	14	2
4,126	3,373	2,390	–	–	–	–	–	2,666	2,377	2,507	2,308	7,890
571	470	375	–	446	382	336	357	369	331	394	367	1,012
3,352	2,821	2,057	–	–	–	–	–	1,742	1,587	1,766	1,660	–
464	393	323	–	423	360	318	339	241	221	277	264	–
81	107	7	–	–	–	–	–	6	1	1	–	221
11	15	1	–	11	8	8	14	1			–	28
–	25	392	–	–	–	–	–	–	–	23	–	4,568
–	4	62	–	21	6	10	1	–	–	4	–	259
1,912	1,802	471	–	1,732	1,692	1,713	1,432	–	–	–	–	–
202	585	991	–	–	–	–		–	–	–	–	–
2,114	2,387	1,462	–	1,732	1,692	1,713	1,432	274	182	162	56	3,153
2.98	2.89	3.04	–	3.57	3.66	3.71	3.69	4.20	4.32	3.21	2.71	0.73
78	74	68	–	76	77	78	77	27	31	40	–	10
94	94	56	–	76	78	72	67	6	5	4	1	4
46	52	32	–	58	60	55	49	2	2	1	0.5	2
16	15	8	–	6	6	6	5	2	1	1	0.5	1
1	1	1	–	10	11	10	9	–	–	–	–	0
158	164	97	–	151	154	142	130	10	7	6	2	7
194	196	113	–	159	164	–	–	15	11	9	3	8
195	224	138	–	2,086	2,090	1,958	1,895	12	12	4	1	29
95	111	74	–	1,719	1,742	1,638	1,563	9	10	2	2,111	12
–	–	–	–				–	–	–	–	–	–

For four months of FY2008 – purchase effective 1 March 2008

Mineral Resource and Mineral Reserve Statement

The 2008 Mineral Resource and Mineral Reserve statements reflect the Mineral Resources and Mineral Reserves of Aquarius' operations in South Africa (through AQPSA) and in Zimbabwe as at 30 June 2008. A summary of exploration conducted on existing mines and the various exploration projects and prospects is provided.

Reporting of Mineral Resources, Mineral Reserves and exploration results is done in accordance with the South African Code for Reporting of Mineral Resources and Mineral Reserves (SAMREC 2007) and the Australian Code for Reporting of Mineral Resources and Ore Reserves (JORC 2004).

The JORC code is the Australasian equivalent of SAMREC and is prepared under the auspices of the Australasian Institute of Mining and Metallurgy (AusIMM). The SAMREC Code and SACNASP (South African Council for Natural Scientific Professions) are officially recognised on a reciprocal basis by AusIMM.

Regulatory compliance

The Mineral Resources and Mineral Reserves for Aquarius have been prepared under the guidance of the company's Competent Persons who are duly registered with the South African Council for Natural Scientific Professions (SACNASP). This ensures that the Mineral Resource statements are compliant with the SAMREC code which is analogous with the JORC code. The company's Competent Persons have taken into account the definitions included in both codes and the Mineral Resource and Mineral Reserve quantities reported here are considered to be fully compliant in all material respects to the requirements of both codes.

Definitions of the different Mineral Resource and Mineral Reserve categories as well as the requirements for reporting of exploration results can be found in the expanded Mineral Resource and Mineral Reserve Technical Statement 2008 which is available on the Aquarius corporate website, www.aquariusplatinum.com. These definitions may also be found by downloading the SAMREC code at www.saimm.co.za/codes/samrec.asp or the JORC code at www.jorc.org/main.php.

Competent Persons

Definitions of and requirements for qualification as a Competent Person can be found in the extended 'Mineral Resource and Mineral Reserve Technical Statement 2008' which is available on the Aquarius corporate website, www.aquariusplatinum.com. These definitions may also be found by downloading the SAMREC code at www.saimm.co.za/codes/samrec.asp or the JORC code at www.jorc.org/main.php.

The authors of the Mineral Resources and Mineral Reserves and technical statements have striven to report in an unbiased and balanced manner and acknowledge the release of this document into the public domain by Aquarius Platinum Ltd.



The Competent Persons acting on behalf of Aquarius are:

Kroondal Mine: **J.E. (Ernie) Venter** *(B.Sc.Hons., Pr. Sci. Nat. 400241/07, GSSA 60352)*

Marikana Mine: **J.E. (Ernie) Venter** *(B.Sc.Hons., Pr. Sci. Nat. 400241/07, GSSA 60352)*

Ernie Venter has 15 years' experience in the platinum industry.

Everest Mine: **C. (Cecilia) Hattingh** *(B.Sc.Hons., Pr. Sci. Nat. 400019/03, GSSA 963902)*

Cecilia Hattingh has 11 years' experience in the mining industry, of which eight years have been in platinum mining.

All Mineral Resource and Mineral Reserve estimations for AQPSA mines have been audited by an independent Competent Person: **F.H. (Ina) Cilliers** *(M.Sc., Pr. Sci. Nat. 400032/02, GSSA 965781).*

Ina Cilliers has 21 years experience in the mining industry, of which 12 years have been in platinum mining.

Mimosa Mine: **F.H. (Ina) Cilliers** *(M.Sc., Pr. Sci. Nat. 400032/02, GSSA 96578* – on behalf of Aquarius) and **J.J. (Seef) Vermaak** *(M.Sc., Pr. Sci. Nat. 400015/88* – on behalf of Implats) have jointly signed off Mimosa's Resource and Reserve estimates.

Ina Cilliers has 21 years' experience in mining and exploration (12 years of which have been in the platinum mining industry) and Seef Vermaak, 22 years' experience in the platinum mining industry.

Co-signatories

The following technical specialists were involved in the preparation of the Mineral Reserves and have appropriate experience in their fields of expertise and consent to the inclusion in the report of the matters based on their technical information in the form and context in which they appear.

Kroondal Mine: **A. (Anton) Wheeler** *(Pr Tech Eng, ECSA 2004 70061)*

A. (Rudi) Rudolph *(Pr Cert Eng, ECSA 200790027, AMMSA)*

Marikana Mine: **A. (Anton) Wheeler** *(Pr Tech Eng, ECSA 2004 70061)*

Everest Mine: **A. (Anton) Wheeler** *(Pr Tech Eng, ECSA 2004 70061)*

Rudi Rudolph joined AQPSA in January 2007 as General Manager Operations: Kroondal. Rudi has over 30 years' experience in the gold and platinum mining industry, with 18 years of these having been at a senior level. He was previously employed by Anglo Platinum in various senior positions and is also a past president of the Association of Mine Managers of South Africa.

Anton Wheeler joined AQPSA in April 2006 as Operations Director. He began his career in gold and coal mining, moving to platinum mining in 1988 when he joined Impala Platinum Holdings Limited (Implats), where he held various senior positions including that of Operations Director of Zimplats. Anton was appointed Managing Director of AQPSA in April 2007.

Mineral Resource and Mineral Reserve Statement (cont)

Mineral rights status

In April 2004, the Mineral and Petroleum Resources Development Act, 2002 [Act No. 28 of 2002] (MPRDA) was promulgated in South Africa to make provision for equitable access to, and sustainable development of the nation's mineral and petroleum resources. The MPRDA provides a dispensation which entirely replaces that created by the Minerals Act, 1991 and vests the State, as opposed to private property owners, with custodianship of South Africa's resources. Based on the MPRDA any company or person can apply for the right to prospect for or mine a mineral from the Department of Minerals and Energy Affairs (DME). Any such application must comply with the provisions of the MPRDA, which includes proof of financial ability to conduct the work proposed, an approved Environmental Management plan, as well as a Social and Labour plan. The MPRDA also forces companies to utilise the rights granted to them in order to retain them.

At the time of the promulgation of the MPRDA it was recognised that mining companies had old order rights under the Minerals Act of 1991. For this reason a transition period was established to give mining companies the opportunity to convert their old order rights to new order rights if the old order right was in force on the date immediately before the MPRDA was enacted into law. For prospecting rights a grace period of one year was set and for mining rights a grace period of five years was set for the conversion to new order rights. Thus all old order prospecting rights should have been converted to new order rights by April 2005 and all mining rights should be converted by April 2009. If these deadlines are not met the old order right will lapse.

Currently, AQPSA holds four mining rights as shown in the table below.

Mine	Province	Type of right
Kroondal Mine	North West	Converted mining right
Marikana Mine	North West	Converted mining right
Marikana Mine (Karee Mine - exchange)	North West	Mining right
Everest Mine	Mpumalanga	Converted mining right

The mineral rights that Anglo Platinum contributed to both P&SA1 and P&SA2 were old order mining rights. Anglo Platinum has applied to the DME for conversion of these rights in terms of the MPRDA. The DME has accepted the conversion applications.

All mining rights are held in good order with there being no perceived risk as to AQPSA's rights to continue mining for minerals on the specific sites.

The table below indicates the six prospecting rights that are currently held by AQPSA.

Mine	Province	Type of right
Vygenhoek Prospect	Mpumalanga	Converted right
Chieftains Plain and Walhalla Prospect	Mpumalanga	New order right
	Mpumalanga	New order right
Hoogland Prospect	Mpumalanga	Converted right
Townlands Prospect	North West	New order right
AQPSA Tailings Dump	North West	New order right

The prospecting rights that form part of the agreement between Aquarius Platinum Corporate Services (Pty) Ltd and Bakgaga Mining (Pty) Ltd are new order prospecting rights issued in terms of the MPRDA.

All prospecting rights are held in good order with there being no perceived risk as to AQPSA's rights to prospect for minerals or continue with the mining on their projects. Where AQPSA is currently mining or prospecting in areas not listed in these tables, the work is being done in agreement with the particular company holding the mining or prospecting right. All these rights and agreements are currently held in good order.

Aquarius Platinum has a 50% interest in the Mimosa Platinum Mine through its 50% shareholding in Mimosa Investments Limited. The political and economic environment in Zimbabwe remains challenging, notably the management of foreign exchange and high inflation. By working within the parameters of the law and maintaining a consistent dialogue with the relevant authorities, the Mimosa mine has continued to operate satisfactorily although financial performance can be variable due to sudden changes in the foreign exchange regime.



Statement Mineral Resource and Mineral Reserve Statement Mineral Resource

Geological setting

The Bushveld Complex

The 2 billion-year-old Bushveld Complex, located in South Africa, is the world's largest tabular, layered igneous intrusion. These rocks are believed to be the result of crystal settling from a magma during slow cooling, resulting in laterally persistent layering which can be traced for hundreds of kilometres from west to east.

The Bushveld Complex consists of a 7km to 9km thick sequence of magmatic rocks exposed in four so-called limbs (the western, eastern, northern and Bethal limbs) covering an area of about 65,000km^2. The western limb supplies most of South Africa's platinum-group element production which comes from both the Merensky and the UG2 Reefs, and is sourced from Northam Platinum, Implats (Impala Platinum), Anglo Platinum (Amandelbult, Union and Rustenburg Sections), and Lonmin Plc (Western and Eastern Platinum, and Karee Mine). Another large source of PGEs is the Potgietersrus Platinum Mine (PPM) on the northern limb of the Bushveld Complex, and the mines established on the eastern limb over the past few years.

These cyclic, layered mafic to ultramafic units, the Rustenburg Layered Suite, comprise five major zones (from bottom to top): the Marginal Zone, Lower Zone, Critical Zone, Main Zone and Upper Zone. The Critical


Locality of the Bushveld Complex and some PGM mining operations in South Africa
N
Northern limb
Eastern limb
Western limb
South Africa
PPM
Mokopane
Bakgaga
Limpopo
Lebowa
Twickenham
Marula
Modikwa
Steelpoort
Kennedy's Vale
Two Rivers
Der Brochen
Mashishing (Lydenburg)
Everest North
Everest Mine
Booysendal
Amandelbult
Northam
Union
Pilanesberg Complex
RPM
Bafokeng-Rasimone
Impala
Rustenburg
Kroondal Mine
Marikana Mine
Karee
Western and Eastern Platinum
Pretoria
Johannesburg
Middelburg
Aquarius operations
Other PGM mining operations
Towns
0 20 40 60 80
km

Zone hosts the world's largest and most important resources of PGE and associated base metals and other compounds. The two mineralised layers, which contain the economically important PGE, are the Merensky Reef and the Upper Group No. 2 chromitite layer (UG2 Reef).

The Merensky Reef is not mined at any of the AQPSA mines. The UG2 Reef is defined as the main chromitite layer, termed the 'Main Seam', and contains most of the PGE-mineralisation. This is overlain by a feldspathic pyroxenite, the 'Parting' and the lowermost chromitite layer of the UG3 or Triplets, termed the 'Leader Seam'. These two chromitite layers and the intervening waste parting together form the mineable reef. Pyroxenite bands or lenses occasionally occur in either of the chromitite layers.

The Great Dyke

The Great Dyke is an elongate, north-north-east-trending layered intrusion that is 550km long and 4km to 11km wide. It is V- or Y-shaped in section, with layering dipping in towards the axis of the intrusion. It comprises at least two chambers separated by floor-rock highs: a north chamber consisting of the Musengezi, Darwendale (formerly the northern part of the Hartley Complex) and Sebakwe sub-chambers; and a south chamber consisting of the Selukwe and Wedza sub-chambers. The Mimosa Mine is located within the Wedza sub-chamber.

Locality of the Great Dyke and some PGM mining operations in Zimbabwe


N
Muzengezi
Complex
Harare
Zimplats
ZIMBABWE
Hartley
Complex
Unki
Selukwe Complex
Bulawayo
Zvishavane
Mimosa Mine
Wedza
Complex

The above sub-chambers were initially isolated but merged as the layering accumulated upwards and became more sill-like.

Stratigraphically it consists of the following:

- A lower Border Group that is rarely exposed, but with some good outcrops in the Mtshingwe River at Mimosa. It is thought to be up to several tens of metres thick, and consists mainly of steeply-dipping, fine-grained rocks of variable composition including pyroxenites and norites. These appear to be the extreme marginal equivalent of the overlying units, which become thinner, finer-grained and more steeply dipping towards the margin of the Dyke;
- An overlying Ultramafic Sequence that is up to 2,200m thick and consists mainly of dunites and pyroxenites. In the north chamber these rocks consist of fewer, but thicker cyclic units (100m thick on average), whereas in the south chamber there are more, but thinner units (10m to 30m thick on average). These rocks host all the chromitite and PGE resources; and
- The upper Mafic Sequence that is up to 1,150m thick and consists mainly of gabbros and norites.

The Ultramafic Sequence is present along the entire length of the intrusion, whereas the overlying Mafic Sequence occurs as four main erosional remnants. The latter have been preserved in basin-like lows, but are thought to have originally been continuous along the entire intrusion, being significantly thicker and more laterally extensive than the present remnants.

Layering generally dips inwards from the sides of the Great Dyke towards the axis, but in localised sub-chambers or basins the dip is centripetal. Lithological units often thicken and become coarser grained from the margin of the Great Dyke towards the axis. This trend appears to be less pronounced in the Wedza sub-chamber, where Mimosa is located, than elsewhere in the Great Dyke.

Economic PGE mineralisation occurs within the Main Sulphide Zone (MSZ), which is generally 10–20m from the top of the Ultramafic Sequence. Because it lies just below the Mafic Sequence, the PGE resources coincide with the four main erosional remnants of these rocks. These are, from north to south: the Snakes Head deposit (in the Musengezi sub-chamber); the Hartley, Selous, Mhondoro and Ngezi projects (Darwendale and Sebakwe sub-chambers); the Unki deposit (Selukwe sub-chamber); and the Mimosa deposit (Wedza sub-chamber).

The MSZ is typically 2–3m thick, but is locally up to 20m thick but with very low grades. Areas of very thick, uneconomic MSZ are mainly restricted to the axis of the Darwendale and Musengezi chambers. Other anomalous zones of sulphide and PGE mineralisation are present in the upper part of the Ultramafic Sequence, but are all sub-economic. The best developed is the lower sulphide zone (LSZ), which is a thick zone (up to about 35m) and located 15-65m below the MSZ. Disseminated sulphides with anomalous base metals but low PGE grades (less than about 0.5 g/t 4E) are also locally present at the Ultramafic-Mafic contact. This discontinuous zone, often associated with semi-concordant pegmatoids, is up to 2m thick, and tends to consist of coarse-grained sulphides devoid of PGEs.

The Great Dyke is intrusive into Archean granite gneisses and greenstones. The latest dating indicates this occurred 2.5 billion years ago, which is 500 million years older than the Bushveld Complex. Various north-north-east -trending satellite dykes with the same age are located east and west of the main intrusion.



2

Important reporting criteria

- The Mineral Resource is inclusive of the Mineral Reserve.
- The Mineral Resource tonnages and grades are reported exclusive of internal and external waste dilution.
- The in situ corrected 4E PGE-grade is used for the estimation of Mineral Resources.
- All dyke volumes are excluded from Mineral Resource and Mineral Reserve estimations.
- The Mineral Reserve is quoted as fully diluted delivered to the plant.
- Mineral Resources for the UG2 Reef includes both the Leader and the Main Seams.
- Mineral Resources are stated inclusive and exclusive of geological losses.
- Mineral Resource estimates for the Main Sulphide Zone are based on optimal mining widths.
- Rounding off of numbers in the tables may result in minor computational discrepancies; where this occurs it is deemed insignificant.
- All references to tonnage are to the metric unit.
- All references to ounces are troy with a conversion factor of 31.10348 used to convert from metric grams to ounces.
- Both the Total Mineral Resource and Mineral Reserve and that attributable to Aquarius and AQPSA are listed in the summary tables.
- The Mineral Reserve is that portion of the Mineral Resource which geological, technical and economic studies have confirmed to be economically extractable according to the Pre-feasibility Study criteria as set out in SAMREC.
- Metal price and exchange rate forecasts are based on conservative but realistic internal views derived from comparisons to average and consensus pronouncements by major international commentators and financial institutions.
- Aquarius and AQPSA use a discounted cash flow model that represents production, financial and economic statistics in the valuation of their Mineral Assets. Key inputs and forecasts are:
  - Metal recoveries,
  - Production profile,
  - Capital expenditure,
  - Operating expenditure,
  - Rand/US dollar exchange rate,
  - Relative rates of inflation in South Africa and the United States.

The outputs are net present value, internal rate of return, annual cash flow, project payback period and funding requirements.

Mineral Resource and Mineral Reserve Statement (cont)

Summary

Mineral Resources

	Kroondal Block			Townlands Block			Kroondal Mine			Kroondal Mine Attributable to AQPSA		
Category	Mt	4E PGE g/t	4E PGE Moz	Mt	4E PGE g/t	4E PGE Moz	Mt	4E PGE g/t	4E PGE Moz	Mt	4E PGE g/t	4E PGE Moz
Measured	26.45	5.70	4.85	15.77	6.13	3.11	42.22	5.86	7.96	21.11	5.86	3.98
Indicated	1.47	6.08	0.29	6.60	6.15	1.30	8.07	6.14	1.59	4.03	6.14	0.80
Inferred				1.14	5.94	0.22	1.14	5.94	0.22	0.57	5.94	0.11
Inferred (Oxides)												
Total	**27.93**	**5.72**	**5.14**	**23.51**	**6.13**	**4.63**	**51.44**	**5.91**	**9.77**	25.72	5.91	4.88

g/t = corrected 4E PGE-grade (Pt+Pd+Rh+Au).

	Marikana Orebody			4 Shaft Orebody			Marikana Mine			Marikana Mine Attributable to AQPSA		
Category	Mt	4E PGE g/t	4E PGE Moz	Mt	4E PGE g/t	4E PGE Moz	Mt	4E PGE g/t	4E PGE Moz	Mt	4E PGE g/t	4E PGE Moz
Measured	7.36	3.67	0.87	19.17	5.90	3.64	26.53	5.28	4.51	13.27	5.28	2.25
Indicated	3.41	4.25	0.47	7.06	5.79	1.31	10.47	5.29	1.78	5.23	5.29	0.89
Inferred	3.63	2.43	0.28	0.43	5.32	0.07	4.07	2.74	0.36	2.03	2.74	0.18
Inferred (Oxides)												
Total	**14.41**	**3.50**	**1.62**	**26.66**	**5.86**	**5.02**	**41.07**	**5.03**	**6.64**	20.53	5.03	3.32

g/t = corrected 4E PGE-grade (Pt+Pd+Rh+Au).

	Everest Mine			Total AQPSA		
Category	Mt	4E PGE g/t	4E PGE Moz	Mt	4E PGE g/t	4E PGE Moz
Measured	18.02	3.70	2.15	52.40	4.97	8.38
Indicated	15.06	3.23	1.57	24.33	4.16	3.25
Inferred	6.49	2.66	0.56	9.10	2.88	0.84
Inferred (Oxides)						
Total	**39.58**	**3.35**	**4.27**	85.83	4.52	12.47

g/t = corrected 4E PGE-grade (Pt+Pd+Rh+Au).

	Mimosa Mine Total			Mimosa Mine Attributable to Aquarius			Total Aquarius		
Category	Mt	4E PGE g/t	4E PGE Moz	Mt	4E PGE g/t	4E PGE Moz	Mt	4E PGE g/t	4E PGE Moz
Measured	43.07	4.01	5.55	21.54	4.01	2.77	73.93	4.69	11.15
Indicated	26.89	3.54	3.06	13.45	3.54	1.53	37.78	3.94	4.78
Inferred	15.03	3.85	1.86	7.52	3.85	0.93	16.61	3.32	1.77
Inferred (Oxides)	6.64	3.70	0.79	3.32	3.70	0.40	3.32	3.70	0.40
Total	**91.63**	**3.82**	**11.26**	**45.82**	**3.82**	**5.63**	131.64	4.28	18.10

g/t = corrected 4E PGE-grade (Pt+Pd+Rh+Au).

Summary

Mineral Reserves

		Kroondal Block			Townlands Block			Kroondal Mine			Kroondal Mine Attributable to AQPSA		
Category		Mt	4E PGE g/t	4E PGE Moz	Mt	4E PGE g/t	4E PGE Moz	Mt	4E PGE g/t	4E PGE Moz	Mt	4E PGE g/t	4E PGE Moz
Opencast	Proved	0.09	5.34	0.01				0.09	5.34	0.01	0.04	5.34	0.01
	Probable												
Underground	Proved	32.48	2.84	2.97	18.14	3.01	1.76	50.62	2.90	4.73	25.31	2.90	2.36
	Probable	1.78	2.96	0.17	6.76	3.34	0.73	8.54	3.26	0.90	4.27	3.26	0.45
Total		**34.34**	**2.85**	**3.15**	**24.90**	**3.10**	**2.48**	**59.24**	**2.96**	**5.64**	29.62	2.96	2.82

g/t = corrected 4E PGE-grade (Pt+Pd+Rh+Au).

		Marikana Orebody			4 Shaft Orebody			Marikana Mine			Marikana Mine Attributable to AQPSA		
Category		Mt	4E PGE g/t	4E PGE Moz	Mt	4E PGE g/t	4E PGE Moz	Mt	4E PGE g/t	4E PGE Moz	Mt	4E PGE g/t	4E PGE Moz
Opencast	Proved	4.25	3.08	0.42	0.53	5.83	0.10	4.78	3.38	0.52	2.39	3.38	0.26
	Probable				0.79	5.58	0.14	0.79	5.58	0.14	0.40	5.58	0.07
Underground	Proved	2.83	3.21	0.29	19.91	3.16	2.02	22.74	3.16	2.31	11.37	3.16	1.16
	Probable				5.31	3.33	0.57	5.31	3.33	0.57	2.65	3.33	0.28
Total		**7.08**	**3.13**	**0.71**	**26.54**	**3.32**	**2.83**	**33.62**	**3.28**	**3.54**	16.81	3.28	1.77

g/t = corrected 4E PGE-grade (Pt+Pd+Rh+Au).

		Everest Mine			Total AQPSA		
Category		Mt	4E PGE g/t	4E PGE Moz	Mt	4E PGE g/t	4E PGE Moz
Opencast	Proved				2.44	3.42	0.27
	Probable				0.40	5.58	0.07
Underground	Proved	14.49	2.98	1.39	51.17	2.98	4.91
	Probable	7.96	2.83	0.72	14.88	3.04	1.45
Total		22.45	2.93	2.11	68.88	3.03	6.70

g/t = corrected 4E PGE-grade (Pt+Pd+Rh+Au).

		Mimosa Mine Total			Mimosa Mine Attributable to Aquarius			Total Aquarius		
Category		Mt	4E PGE g/t	4E PGE Moz	Mt	4E PGE g/t	4E PGE Moz	Mt	4E PGE g/t	4E PGE Moz
Opencast	Proved							2.44	3.42	0.27
	Probable							0.40	5.58	0.07
Underground	Proved	18.44	3.61	2.14	9.22	3.61	1.07	60.39	3.08	5.98
	Probable	16.92	3.33	1.81	8.46	3.33	0.91	23.34	3.15	2.36
Total		**35.36**	**3.48**	**3.96**	17.68	3.48	1.98	86.56	3.12	8.68

g/t = corrected 4E PGE-grade (Pt+Pd+Rh+Au)

Operations



Locality of Aquarius' operations in South Africa and Zimbabwe
Lusaka
N
MALAWI
ZAMBIA
Harare
MOZAMBIQUE
Great Dyke
ZIMBABWE
Beira
Bulawayo
Mimosa Mine
BOTSWANA
Bushveld Complex
Gaborone
Kroondal
Marikana
Everest
Maputo
Pretoria
SOUTH AFRICA
0
100km


operations in South Africa and Zimbabwe

Mineral Resource and Mineral Reserve Statement (cont)

Kroondal Mine

Kroondal Mine is situated on the western limb of the Bushveld Complex near the town of Rustenburg and immediately up-dip of the Rustenburg Section (RPM) of Anglo Platinum. It consists of the Kroondal and the Townlands blocks and has a life-of-mine (LOM) until 2017.

Kroondal Mine Mineral Resources



-31 000 Y
-32 000 Y
-33 000 Y
-34 000 Y
-35 000 Y
-36 000 Y
-37 000 Y
-38 000 Y
41 000 X
42 000 X
43 000 X
44 000 X
45 000 X
N
Scale: 0 1 km
Kroondal Block Mineral Resource
Measured
Indicated
Mined out
Dyke
Exploration borehole



-22 000Y
-23 000Y
-24 000Y
-25 000Y
-26 000Y
-27 000Y
-28 000Y
35 000X
36 000X
37 000X
38 000X
39 000X
40 000X
N
Scale: 0 1 km
Townlands Block Mineral Resources
Measured
Indicated
Inferred
Mined out
Exploration borehole

Resources Kroondal Mine Mineral Resources Kroondal Mine Minera

Mineral Resources at 30 June 2008: The tables below encompass the Mineral Resources contained in the Kroondal and Townlands blocks of Kroondal Mine. Current practice at Kroondal Mine is to mine the Leader Seam, Parting (internal waste), Main Seam and 0.2m of footwall waste with a minimum stoping width of 1.9m.

Mineral Resources

	Kroondal Block			Townlands Block			Kroondal Mine			Kroondal Mine Attributable to AQPSA		
Category	Mt	4E PGE g/t	4E PGE Moz	Mt	4E PGE g/t	4E PGE Moz	Mt	4E PGE g/t	4E PGE Moz	Mt	4E PGE g/t	4E PGE Moz
Measured	26.45	5.70	4.85	15.77	6.13	3.11	42.22	5.86	7.96	21.11	5.86	3.98
Indicated	1.47	6.08	0.29	6.60	6.15	1.30	8.07	6.14	1.59	4.03	6.14	0.80
Inferred				1.14	5.94	0.22	1.14	5.94	0.22	0.57	5.94	0.11
Total	**27.93**	**5.72**	**5.14**	**23.51**	**6.13**	**4.63**	**51.44**	**5.91**	**9.77**	25.72	5.91	4.88

g/t = corrected 4E PGE-grade (Pt+Pd+Rh+Au).

Mineral Resources after application of geological losses

	Kroondal Block			Townlands Block			Kroondal Mine			Kroondal Mine Attributable to AQPSA		
Category	Mt	4E PGE g/t	4E PGE Moz	Mt	4E PGE g/t	4E PGE Moz	Mt	4E PGE g/t	4E PGE Moz	Mt	4E PGE g/t	4E PGE Moz
Measured	21.82	5.70	4.00	11.43	6.13	2.25	33.25	5.84	6.25	16.63	5.84	3.12
Indicated	1.20	6.08	0.24	4.75	6.15	0.94	5.95	6.14	1.18	2.98	6.14	0.59
Inferred				0.82	5.94	0.16	0.82	5.94	0.16	0.41	5.94	0.08
Total	**23.03**	**5.72**	**4.23**	**17.00**	**6.13**	**3.35**	**40.03**	**5.89**	**7.58**	20.02	5.89	3.79

g/t = corrected 4E PGE-grade (Pt+Pd+Rh+Au).

Notes on the Mineral Resource statement:

The Mineral Resource is inclusive of the Mineral Reserve.
The Mineral Resource tonnages and PGE-grades are reported exclusive of internal and external waste dilution.
The in situ corrected 4E PGE-grade is used for the estimation of Mineral Resources and Mineral Reserves.
All dyke volumes are EXCLUDED from Mineral Resource estimations.

Kroondal Block:

Geological losses applied:

Central Mine	11.5%
East Mine	18.6%
Central Mine deep	15%
East Mine deep	19%
No. 3 Shaft	21%

The geostatistically estimated density is used for the chromitite and 3.12t/m^3 for the waste material in the underground areas.

A density of 3.8 t/m^3 is used for the chromitite and 3.0t/m^3 for the waste in the opencast areas.

Townlands Block:

Geological losses applied: 28.0%

The geostatistically estimated density is used for the chromitite and 3.12t/m^3 for the waste material in the underground areas.

Mineral Resource and Mineral Reserve Statement (cont)

Kroondal Mine (cont)

Kroondal Mine Mineral Reserves



-31 000Y
-32 000Y
-33 000Y
-34 000Y
-35 000Y
-36 000Y
-37 000Y
-38 000Y
41 000X
42 000X
43 000X
44 000X
45 000X
N
Scale: 0 1 km
Kroondal Block Ore Reserves
Proved
Probable
Mined out
Dyke
Exploration borehole
Pillars



-22 000Y
-23 000Y
-24 000Y
-25 000Y
-26 000Y
-27 000Y
-28 000Y
35 000X
36 000X
37 000X
38 000X
39 000X
40 000X
N
Scale: 0 1 km
Townlands Block Ore Reserves
Proved
Probable
Mined out
Exploration borehole

Mineral Reserves at 30 June 2008: The tables below encompass the Mineral Reserves contained in the Kroondal and Townlands blocks of Kroondal Mine. Current practice at Kroondal Mine is to mine the Leader Seam, Parting (internal waste), Main Seam and 0.2m of footwall waste with a minimum stoping width of 1.9m.

Mineral Reserves

		Kroondal Block			Townlands Block			Kroondal Mine			Kroondal Mine Attributable to AQPSA		
	Category	Mt	4E PGE g/t	4E PGE Moz	Mt	4E PGE g/t	4E PGE Moz	Mt	4E PGE g/t	4E PGE Moz	Mt	4E PGE g/t	4E PGE Moz
Opencast	Proved	0.09	5.34	0.01				0.09	5.34	0.01	0.04	5.34	0.01
	Probable												
Underground	Proved	32.48	2.84	2.97	18.14	3.01	1.76	50.62	2.90	4.73	25.31	2.90	2.36
	Probable	1.78	2.96	0.17	6.76	3.34	0.73	8.54	3.26	0.90	4.27	3.26	0.45
Total		**34.34**	**2.85**	**3.15**	**24.90**	**3.10**	**2.48**	**59.24**	**2.96**	**5.64**	29.62	2.96	2.82

g/t = corrected 4E PGE-grade (Pt+Pd+Rh+Au).

Notes on the Mineral Reserve statement:

The Mineral Reserve tonnages and PGE-grades are reported inclusive of internal and external waste dilution. Mineral Reserves are quoted as fully diluted delivered to the plant.

Kroondal Block:

Pillar loss varies between 10% and 30% depending on the depth below surface.

Scalping of waste material applied:

Central Mine and East Mine	10% of parting
No. 3 Shaft	7% of parting

A mining loss of 5% is applied to the ROM ore.

Additional hangingwall dilution of varying widths is applied in the Bleskop and Brakspruit blocks where the width between the lowermost chromitite stringer in the hangingwall and the top of the Leader Seam is less than 0.3m.

Townlands Block:

Pillar loss varies between 14% and 22% depending on the depth below surface.

Scalping of waste material applied: 25% of parting

A mining loss of 5% is applied to the ROM ore.

Allowance have been made for additional hangingwall dilution due to the close proximity of hangingwall chromitite stringers to the top of the Leader Seam.


Kroondal Block - metal split
Pt 56.9%
Pd 31.7%
Rh 10.7%
Au 0.7%


Townlands Block - metal split
Pt 56.9%
Pd 32.7%
Rh 9.6%
Au 0.8%

Mineral Resource and Mineral Reserve Statement (cont)

Marikana Mine

Marikana Mine, which consists of the Marikana orebody and the No. 4 Shaft orebody, is located approximately 8km to the east of Kroondal Mine. Marikana Mine's LOM is until 2021.

Marikana Mine Mineral Resources



-37 000Y
-38 000Y
-39 000Y
-40 000Y
-41 000Y
-42 000Y
-43 000Y
43 000X
44 000X
45 000X
N
Scale: 0 1 km
No. 4 Shaft Orebody Mineral Resources
Measured
Indicated
Inferred
Mined out
Dyke
Exploration borehole



-44 000Y
-45 000Y
46 000X
47 000X
48 000X
N
Scale: 0 500 m
Marikana Orebody Mineral Resources
Measured
Indicated
Inferred
Mined out
Dyke
Fault
Exploration borehole



Mineral Resources at 30 June 2008: The tables below encompass the Mineral Resource and Mineral Resource after application of geological losses contained in the Marikana and 4 Shaft orebodies of Marikana Mine.

Mineral Resources

	Marikana Orebody			4 Shaft Orebody			Marikana Mine			Marikana Mine Attributable to AQPSA		
Category	Mt	4E PGE g/t	4E PGE Moz	Mt	4E PGE g/t	4E PGE Moz	Mt	4E PGE g/t	4E PGE Moz	Mt	4E PGE g/t	4E PGE Moz
Measured	7.36	3.67	0.87	19.17	5.90	3.64	26.53	5.28	4.51	13.27	5.28	2.25
Indicated	3.41	4.25	0.47	7.06	5.79	1.31	10.47	5.29	1.78	5.23	5.29	0.89
Inferred	3.63	2.43	0.28	0.43	5.32	0.07	4.07	2.74	0.36	2.03	2.74	0.18
Total	**14.41**	**3.50**	**1.62**	**26.66**	**5.86**	**5.02**	**41.07**	**5.03**	**6.64**	20.53	5.03	3.32

g/t = corrected 4E PGE-grade (Pt+Pd+Rh+Au)

Mineral Resources after application of geological losses

	Marikana Orebody			4 Shaft Orebody			Marikana Mine			Marikana Mine Attributable to AQPSA		
Category	Mt	4E PGE g/t	4E PGE Moz	Mt	4E PGE g/t	4E PGE Moz	Mt	4E PGE g/t	4E PGE Moz	Mt	4E PGE g/t	4E PGE Moz
Measured	7.00	3.67	0.83	14.42	5.90	2.74	21.42	5.18	3.56	10.71	5.18	1.78
Indicated	2.90	4.25	0.40	5.51	5.79	1.03	8.41	5.26	1.42	4.21	5.26	0.71
Inferred	2.22	2.43	0.17	0.35	5.32	0.06	2.56	2.82	0.23	1.28	2.82	0.12
Total	**12.11**	**3.59**	**1.40**	**20.29**	**5.86**	**3.82**	**32.40**	**5.01**	**5.22**	16.20	5.01	2.61

g/t = corrected 4E PGE-grade (Pt+Pd+Rh+Au).

Notes on the Mineral Resource statement:

The Mineral Resource is inclusive of the Mineral Reserve.

The in situ corrected 4E PGE-grade is used for the estimation of Mineral Resources.

All dyke volumes are EXCLUDED from Mineral Resource estimations.

Marikana Orebody

Mineral Resource tonnages and PGE-grades are reported inclusive of internal waste dilution.

A buffer zone of 2.5m to 5m either side of the major faults and dykes has been EXCLUDED.

Geological losses applied:

Opencast	4%
Underground	6%

The following densities are applied:

Topsoil and oxide ore	$3.0t/m^3$
Transitional ore	$3.3t/m^3$
Fresh ore	geostatistically estimated from borehole data

4 Shaft Orebody

The Mineral Resource tonnages and PGE-grades are reported exclusive of internal and external waste dilution.

Geological losses applied:

Southern portion west of the decline	36% (25% in FY2007)
Southern portion east of the decline	36% (28% in FY2007)
Remainder of 4 shaft	22%

The geostatistically estimated density is used for the chromitite and $3.12t/m^3$ for the waste material in the underground areas.

A density of $3.8t/m^3$ is used for the chromitite and $3.0t/m^3$ for the waste in the opencast areas.

Mineral Resource and Mineral Reserve Statement (cont)

Marikana Mine (cont)

Marikana Mine Mineral Reserves



-37 000Y
-38 000Y
-39 000Y
-40 000Y
-41 000Y
-42 000Y
-43 000Y
43 000X
44 000X
45 000X
N
Scale: 0 1 km
No. 4 Shaft Orebody Ore Reserves
Proved
Probable
Mined out
Dyke
Exploration borehole
Pillars



-44 000Y
-45 000Y
46 000X
47 000X
48 000X
N
Scale: 0 500 m
Marikana Orebody Ore Reserves
Proved
Mined out
Dyke
Fault
Exploration borehole
Pillars



Marikana Mine Mineral Reserves Marikana Mine Mineral Reserves Marikana Mine Mineral

Mineral Reserves at 30 June 2008: The tables below encompass the Mineral Reserves contained in the Marikana and 4 Shaft orebodies of Marikana Mine. Current practice at Marikana Mine is to mine the Leader Seam, Main Seam, all internal waste and allowance for 0.2m footwall overbreak in the underground sections.

Mineral Reserves

		Marikana Orebody			4 Shaft Orebody			Marikana Mine			Marikana Mine Attributable to AQPSA		
Category		Mt	4E PGE g/t	4E PGE Moz	Mt	4E PGE g/t	4E PGE Moz	Mt	4E PGE g/t	4E PGE Moz	Mt	4E PGE g/t	4E PGE Moz
Opencast	Proved	4.25	3.08	0.42	0.53	5.83	0.10	4.78	3.38	0.52	2.39	3.38	0.26
	Probable				0.79	5.58	0.14	0.79	5.58	0.14	0.40	5.58	0.07
Underground	Proved	2.83	3.21	0.29	19.91	3.16	2.02	22.74	3.16	2.31	11.37	3.16	1.16
	Probable				5.31	3.33	0.57	5.31	3.33	0.57	2.65	3.33	0.28
Total		**7.08**	**3.13**	**0.71**	**26.54**	**3.32**	**2.83**	**33.62**	**3.28**	**3.54**	16.81	3.28	1.77

g/t = corrected 4E PGE-grade (Pt+Pd+Rh+Au)

Notes on the Mineral Reserve statement:

The Mineral Reserve is quoted as fully diluted delivered to the plant.

The Mineral Reserve tonnages and PGE-grades are reported inclusive of internal and external waste dilution.

Marikana Orebody

All dyke volumes are EXCLUDED from Mineral Reserve estimations.

A buffer zone of 2.5m to 5m either side of the major faults and dykes has been EXCLUDED.

A pillar loss of 25% is applied in the underground section.

No underground or surface scalping is applied.

A mining loss of 2% is applied to the run of mine ore (opencast and underground).

External waste dilution of 17% is applied for the opencast areas and 15% for the underground areas.

A crown pillar of 20m between the opencast and underground workings.

The following densities were applied:

Topsoil and oxide ore	3.0 t/m^3
Transitional ore	3.3 t/m^3
Fresh ore	geostatistically estimated from borehole data

4 Shaft Orebody

All dyke volumes are EXCLUDED from Mineral Reserve estimations.

Pillar loss varies between 10% and 30% depending on the depth below surface.

Scalping of waste material applied: 7% of parting

A mining loss of 5% is applied to the ROM ore.

Additional hangingwall dilution of varying widths is applied where the width between the lowermost chromitite stringer in the hangingwall and the top of the Leader Seam is less than 0.3m.



Marikana Orebody - metal split
Pt 58.4%
Pd 29.4%
Rh 11.2%
Au 1.0%



4 Shaft Orebody - metal split
Pt 56.9%
Pd 32.4%
Rh 10.0%
Au 0.7%

Everest Mine

Located on the southern portion of the eastern limb of the Bushveld Complex near the town of Mashishing (formerly Lydenburg), Everest Mine is approximately 450km east-north-east of the company's flagship operation, the Kroondal Mine.

Everest Mine Mineral Resources

Mineral Resources at 30 June 2008: The tables below encompass the Mineral Resources and Mineral Resources after application of geological losses contained in Everest Mine.

Mineral Resources

Everest Mine			
Category	Mt	4E PGE g/t	4E PGE Moz
Measured	18.02	3.70	2.15
Indicated	15.06	3.23	1.57
Inferred	6.49	2.66	0.56
Total	**39.58**	**3.35**	**4.27**

g/t = corrected 4E PGE-grade (Pt+Pd+Rh+Au)

Mineral Resources after application of geological losses

Everest Mine			
Category	Mt	4E PGE g/t	4E PGE Moz
Measured	16.22	3.70	1.93
Indicated	13.56	3.23	1.41
Inferred	5.84	2.66	0.50
Total	**35.62**	**3.35**	**3.84**

g/t = corrected 4E PGE-grade (Pt+Pd+Rh+Au)


-89 000Y
-88 000Y
-87 000Y
-86 000Y
N
782 000X
783 000X
784 000X
Scale: 0 500m
Everest Mine Mineral Resources
Measured
Indicated
Inferred
Mined out
Dyke
Exploration boreholes

Notes on the Mineral Resource statement:

The Mineral Resource is inclusive of the Mineral Reserve.

The in situ corrected 4E PGE-grade is used for the estimation of Mineral Resources.

All dyke volumes are EXCLUDED from Mineral Resource and Mineral Reserve estimations.

A buffer zone of 10m either side of the major dykes and faults has been EXCLUDED.

All internal waste, encompassing mineralised internal waste, is included in the Mineral Resource estimations.

Geological losses of 10% are applied.


Everest Mine - metal split
Pt 59.0%
Pd 29.5%
Rh 10.5%
Au 1.0%

Everest Mine Mineral Reserves



-89 000Y
-88 000Y
-87 000Y
-86 000Y
N
782 000X
783 000X
784 000X
Scale:
0
500m

Everest Mine Ore Reserves

- Proved
- Probable
- Mined out
- Dyke
- o Exploration boreholes
- Pillars

Notes on the Mineral Reserve statement:

The Mineral Reserve is quoted as fully diluted delivered to the plant.

All dyke volumes are EXCLUDED from Mineral Reserve estimations.

A buffer zone of 10m either side of the major dykes and faults has been EXCLUDED.

A mining loss of 2% is applied to the ROM ore in the underground section.

All internal waste, encompassing mineralised internal waste, is included in the Mineral Reserve estimations.

No underground or surface scalping is applied.

Dilution includes:

- Footwall allowable overbreak of 0.15m.
- A minimum hangingwall overbreak of 0.10m.
- Additional hangingwall dilution up to the top of the hangingwall shear if the width between the bottom of the shear and the top of the reef is less than 1.50m.

Densities applied:	
Hangingwall waste	2.8 t/m^3
Footwall waste	3.1 t/m^3
Underground ore less than 50m below surface	3.3 t/m^3
Underground ore more than 50m below surface	geostatistically estimated
Minimum stoping width:	
Breast mining	1.50m
Bord and pillar mining	1.80m
Pillar losses:	
Breast mining	9.7%
Bord + pillar mining	
0–130m below surface	11.1%
130–200m below surface	14.8%
200–230m below surface	16.7%

Mineral Reserves

Everest Mine				
Category		Mt	4E PGE g/t	4E PGE Moz
Opencast	Proved			
	Probable			
Underground	Proved	14.49	2.98	1.39
	Probable	7.96	2.83	0.72
Total		**22.45**	**2.93**	**2.11**

g/t = corrected 4E PGE-grade (Pt+Pd+Rh+Au)

Mineral Resource and Mineral Reserve Statement (cont)

Chrome Tailings Retreatment Plant

The Chrome Tailings Retreatment Plant (CTRP) which treats chromite tailings streams from neighbouring mines is located at Kroondal Mine.

The CTRP plant is owned by a three-member consortium which comprises Aquarius Platinum (SA) (Corporate Services) (Pty) Ltd, a wholly-owned subsidiary of Aquarius, GB Mining and Exploration SA (Pty) Ltd. and Sylvania South Africa (Pty) Ltd. Aquarius holds a participation interest of 50% while each of the partners holds 25%. The plant was commissioned in January 2005. CTRP has a LOM until 2018.

The chromite tailings are treated at the plant to produce a PGM concentrate which, in terms of off-take agreements, is sold to Rustenburg Platinum Mines (RPM) and Impala Refining Services (IRS), for smelting and refining of the PGMs.



Mimosa Mine

Mimosa Mine is located in the southern part (the Wedza sub-chamber) of the Great Dyke in Zimbabwe. It is situated approximately 300km south-south-west of Harare and 30km west of Zvishavane by road.

Mimosa Mine Mineral Resources

-80 000Y
-85 000Y
-90 000Y
N
40 000X
45 000X
50 000X
North Hill
South Hill
Scale: 0 1 km

Mimosa Mineral Resources

- Measured
- Indicated
- Inferred
- Inferred bad ground
- Inferred oxides
- Anomalous zone
- Mined out
- o Exploration borehole

Mineral Resource and Mineral Reserve Statement (cont)

Mimosa Mine (cont)

Mineral Resources at 30 June 2008: The tables below encompass the Mineral Resources contained in the South Hill (including oxidised zones) and North Hill areas at a stoping width of 2.0m compared to 1.95m quoted in FY2007

South Hill – Mineral Resources based on a 2.0m cut (after application of geological losses)

Category	Mt	4E PGE g/t	4E PGE Moz	Ni %	Cu %
Measured	43.07	4.01	5.55	0.14	0.11
Indicated	26.89	3.54	3.06	0.14	0.12
Inferred	15.03	3.85	1.86	0.13	0.12
Inferred (Oxides)	6.64	3.70	0.79	0.13	0.12
Total	**91.63**	**3.82**	**11.26**		

g/t = 4E PGE-grade (Pt+Pd+Rh+Au)

* FY2007 Resource at 1.95m cut

* FY2008 Resource at 2.0m cut

North Hill – Mineral Resources based on a 2.0m cut (after application of geological losses)

Category	Mt	4E PGE g/t	4E PGE Moz	Ni %	Cu %
Inferred	48.65	3.64	5.69	0.14	0.11

g/t = 4E PGE-grade (Pt+Pd+Rh+Au)

Notes on the Mineral Resource statement:

Measured and Indicated Mineral Resources are reported inclusive of Proved and Probable Mineral Reserves respectively.

Mineral Resources are quoted at a 2.0m cut compared to a 1.95m cut in FY2007 as a result of the conversion of mining methods from a combination of semi- mechanised and mechanised to a fully mechanised bord and pillar operation.

The increased mining cut width from 1.95m (FY2007) to 2.0m (FY2008) positively impacted on the estimated tonnage and metal content.

The North Hill Resource estimate was revised after the inclusion of the FY2006 exploration drilling programme and is now only based on the new assay data.

In situ grades have been used for the estimation of Mineral Resources.

Determination of the economic channel is based on optimisation of the PGE-metal content only (excluding base metal-content).

No pillar losses were applied to the Mineral Resources.

The above Mineral Resources have taken into account the following loss factors:

Measured Resource	6% for dykes, faults and joints,	5% for washouts and abnormal reef;
Indicated Resource	6% for dykes, faults and joints,	8% for washouts and abnormal reef;
Inferred Resource	6% for dykes, faults and joints,	8% for washouts and abnormal reef;
Oxides and bad ground	13% for dykes, faults and joints,	8% for washouts and abnormal reef;
North Hill Inferred Resource	14% geological losses.	

Known anomalous zones and washout channels were excluded from Mineral Resources.

Oxide material is quoted separately as on-going metallurgical testwork is being conducted to verify the economic viability of these resources.

Mimosa Mine Mineral Reserves

Mineral Reserves at 30 June 2008: The tables below encompass the Mineral Reserves contained in the South Hill area at a stoping width of 2.0m. Current mining practice at Mimosa incorporates ten mechanised sections and a down-dip semi-mechanised development team.

South Hill – Mineral Reserves based on a 2.0m cut

Category		Mt	4E PGE g/t	4E PGE Moz	Ni %	Cu %
Underground	Proved	18.44	3.61	2.14	0.14	0.12
	Probable	16.92	3.33	1.81	0.15	0.12
Total		**35.36**	**3.48**	**3.96**		

g/t = 4E PGE-grade (Pt+Pd+Rh+Au)


-82 000Y
-84 000Y
-86 000Y
N
46 000X
48 000X
50 000X
52 000X
Scale: 0 1 km
Mimosa Ore Reserves
Proved
Probable
Mined out
Anomalous zone
Exploration borehole
Mimosa Mine - metal split
Pt 48.8%
Pd 38.9%
Rh 4.4%
Au 7.9%

Notes on the Mineral Reserve statement:

The Mineral Reserves detailed above have been quoted as fully diluted delivered to the plant.

Each individual metal has a decrease/increase from:

	Pt	Pd	Rh	Au	Ni	Cu
In situ to blasted grades	-2%	-2%	-2%	-13%	+1%	+2%
Blasted to mill feed grades	-6%	-6%	-3%	-5%	+2%	0%

The following losses have been applied during conversion from a Mineral Resource to a Mineral Reserve:

Proved 13% pillar loss (ranging between 10.4% and 20.8%) and 7% loss for blasted to hoisted tonnages;

Probable 12% pillar loss and 7% loss for blasted to hoisted tonnages.

Mineral Resource and Mineral Reserve Statement (cont)

Comparison

Mineral Resources

	June 2007 Kroondal Mine			June 2008 Kroondal Mine			June 2007 Kroondal Mine Attributable to AQPSA			June 2008 Kroondal Mine Attributable to AQPSA		
Category	Mt	4E PGE g/t	4E PGE Moz	Mt	4E PGE g/t	4E PGE Moz	Mt	4E PGE g/t	4E PGE Moz	Mt	4E PGE g/t	4E PGE Moz
Measured	45.78	5.78	8.51	42.22	5.86	7.96	22.89	5.78	4.25	21.11	5.86	3.98
Indicated	9.05	6.15	1.79	8.07	6.14	1.59	4.52	6.15	0.89	4.03	6.14	0.80
Inferred	1.41	6.14	0.28	1.14	5.94	0.22	0.70	6.14	0.14	0.57	5.94	0.11
Total	**56.23**	**5.85**	**10.57**	**51.44**	**5.91**	**9.77**	**28.11**	**5.85**	**5.29**	**25.72**	**5.91**	**4.88**

	June 2007 Marikana Mine			June 2008 Marikana Mine						June 2008 Marikana Mine Attributable to AQPSA		
Category	Mt	4E PGE g/t	4E PGE Moz	Mt	4E PGE g/t	4E PGE Moz	Mt	g/t	Moz	Mt	4E PGE g/t	4E PGE Moz
Measured	27.45	5.10	4.50	26.53	5.28	4.51				13.27	5.28	2.25
Indicated	11.15	5.17	1.85	10.47	5.29	1.78				5.23	5.29	0.89
Inferred	3.72	2.64	0.32	4.07	2.74	0.36				2.03	2.74	0.18
Total	**42.31**	**4.90**	**6.67**	**41.07**	**5.03**	**6.64**				**20.53**	**5.03**	**3.32**

	June 2007 Everest Mine			June 2008 Everest Mine		
Category	Mt	4E PGE g/t	4E PGE Moz	Mt	4E PGE g/t	4E PGE Moz
Measured	17.23	3.80	2.10	18.02	3.70	2.15
Indicated	17.18	3.23	1.78	15.06	3.23	1.57
Inferred	6.90	2.35	0.52	6.49	2.66	0.56
Total	**41.31**	**3.32**	**4.41**	**39.58**	**3.35**	**4.27**

	June 2007 Mimosa Mine			June 2008 Mimosa Mine			June 2007 Mimosa Mine Attributable to AQPSA			June 2008 Mimosa Mine Attributable to AQPSA		
Category	Mt	4E PGE g/t	4E PGE Moz	Mt	4E PGE g/t	4E PGE Moz	Mt	4E PGE g/t	4E PGE Moz	Mt	4E PGE g/t	4E PGE Moz
Measured	41.93	4.06	5.47	43.07	4.01	5.55	20.97	4.06	2.73	21.54	4.01	2.77
Indicated	26.21	3.58	3.02	26.89	3.54	3.06	13.11	3.58	1.51	13.45	3.54	1.53
Inferred	14.65	3.89	1.83	15.03	3.85	1.86	7.33	3.89	0.92	7.52	3.85	0.93
Inferred (Oxides)	6.47	3.74	0.78	6.64	3.70	0.79	3.24	3.74	0.39	3.32	3.70	0.40
Total	**89.26**	**3.87**	**11.09**	**91.63**	**3.82**	**11.26**	**44.63**	**3.87**	**5.55**	**45.82**	**3.82**	**5.63**

	June 2007 Total AQPSA			June 2008 Total AQPSA			June 2007 Total Aquarius			June 2008 Total Aquarius		
Category	Mt	4E PGE g/t	4E PGE Moz	Mt	4E PGE g/t	4E PGE Moz	Mt	4E PGE g/t	4E PGE Moz	Mt	4E PGE g/t	4E PGE Moz
Measured	53.84	4.97	8.61	52.40	4.97	8.38	74.81	4.72	11.35	73.93	4.69	11.15
Indicated	27.27	4.11	3.60	24.33	4.16	3.25	40.38	3.94	5.11	37.78	3.94	4.78
Inferred	9.46	2.69	0.82	9.10	2.88	0.84	16.78	3.21	1.73	16.61	3.32	1.77
Inferred (Oxides)							3.24	3.74	0.39	3.32	3.70	0.40
Total	**90.58**	**4.48**	**13.03**	**85.83**	**4.52**	**12.47**	**135.21**	**4.27**	**18.58**	**131.64**	**4.28**	**18.10**

Comparison

Mineral Reserves

		June 2007			June 2008			June 2007			June 2008		
		Kroondal Mine			Townlands block			Kroondal Mine Attributable to AQPSA			Kroondal Mine Attributable to AQPSA		
Category		Mt	4E PGE g/t	4E PGE Moz	Mt	4E PGE g/t	4E PGE Moz	Mt	4E PGE g/t	4E PGE Moz	Mt	4E PGE g/t	4E PGE Moz
Opencast	Proved	0.24	5.40	0.04	0.09	5.34	0.01	0.12	5.40	0.02	0.04	5.34	0.01
	Probable												
Underground	Proved	52.59	2.89	4.89	50.62	2.90	4.73	26.29	2.89	2.45	25.31	2.90	2.36
	Probable	9.34	3.21	0.96	8.54	3.26	0.90	4.67	3.21	0.48	4.27	3.26	0.45
	Total	**62.17**	**2.95**	**5.90**	**59.24**	**2.96**	**5.64**	**31.09**	**2.95**	**2.95**	29.62	2.96	2.82

		June 2007			June 2008						June 2008		
		Marikana Mine			Marikana Mine						Marikana Mine Attributable to AQPSA		
Category		Mt	4E PGE g/t	4E PGE Moz	Mt	4E PGE g/t	4E PGE Moz				Mt	4E PGE g/t	4E PGE Moz
Opencast	Proved	6.19	3.27	0.65	4.78	3.38	0.52				2.39	3.38	0.26
	Probable	0.86	5.24	0.14	0.79	5.58	0.14				0.40	5.58	0.07
Underground	Proved	23.14	3.08	2.29	22.74	3.16	2.31				11.37	3.16	1.16
	Probable	6.03	3.12	0.61	5.31	3.33	0.57				2.65	3.33	0.28
	Total	**36.21**	**3.17**	**3.69**	**33.62**	**3.28**	**3.54**				16.81	3.28	1.77

		June 2007									June 2008		
		Everest Mine									Everest Mine		
Category		Mt	4E PGE g/t	4E PGE Moz							Mt	4E PGE g/t	4E PGE Moz
Opencast	Proved	0.03	3.95	0.00									
	Probable	0.02	3.81	0.00									
Underground	Proved	13.07	3.12	1.31							14.49	2.98	1.39
	Probable	9.14	3.13	0.92							7.96	2.83	0.72
	Total	**22.27**	**3.12**	**2.24**							22.45	2.93	2.11

		June 2007			June 2008			June 2007			June 2008		
		Mimosa Mine Total			Mimosa Mine Total			Mimosa Mine Attributable to Aquarius			Mimosa Mine Attributable to Aquarius		
Category		Mt	4E PGE g/t	4E PGE Moz	Mt	4E PGE g/t	4E PGE Moz	Mt	4E PGE g/t	4E PGE Moz	Mt	4E PGE g/t	4E PGE Moz
Opencast	Proved												
	Probable												
Underground	Proved	19.11	3.68	2.26	18.44	3.61	2.14	9.56	3.68	1.13	9.22	3.61	1.07
	Probable	16.15	3.43	1.78	16.92	3.33	1.81	8.08	3.43	0.89	8.46	3.33	0.91
	Total	**35.26**	**3.56**	**4.04**	**35.36**	**3.48**	**3.96**	**17.63**	**3.56**	**2.02**	17.68	3.48	1.98

		June 2007			June 2008			June 2007			June 2008		
		Total AQPSA			Total AQPSA			Total Aquarius			Total Aquarius		
Category		Mt	4E PGE g/t	4E PGE Moz	Mt	4E PGE g/t	4E PGE Moz	Mt	4E PGE g/t	4E PGE Moz	Mt	4E PGE g/t	4E PGE Moz
Opencast	Proved	3.25	3.36	0.35	2.44	3.42	0.27	3.25	3.36	0.35	2.44	3.42	0.27
	Probable	0.45	5.17	0.07	0.40	5.58	0.07	0.45	5.17	0.07	0.40	5.58	0.07
Underground	Proved	50.93	2.99	4.90	51.17	2.98	4.91	60.48	3.10	6.03	60.39	3.08	5.98
	Probable	16.83	3.15	1.70	14.88	3.04	1.45	24.91	3.24	2.59	23.34	3.15	2.36
	Total	**71.46**	**3.06**	**7.03**	**68.88**	**3.03**	**6.70**	**89.09**	**3.16**	**9.05**	86.56	3.12	8.68

Exploration review

Exploration drilling during the past financial year entailed infill drilling on the existing mines as well as the execution of exploration programmes as described in the prospecting works programme of the granted prospecting permits.



Location of AQPSA's exploration projects and prospects on the Bushveld Complex
N
PPM
Bakgaga
Messina
Lebowa
Marula
Modikwa
Kennedy's Vale
Two Rivers
Chieftains/Walhalla
Everest
Hoogland
Blue Ridge
Sheba's Ridge
Amandelbult
Union
RPM
Eland Platinum
Bafokeng-Rasimone
Impala
Townlands
Kroondal
Marikana
Lonmin
AQPSA projects or mines
Other PGM exploration projects or mines
0 20 40 60 80 km





Exploration prospects

Exploration activities target the Mineral Resources tabulated below assist with evaluation of the projects.

Project	Farm	Reef	Category	width (m)	SG t/m3	Mt	4E PGE g/t	4E PGE Moz	Comments
Everest Mine									
Southern Resource	Hoogland	UG2 Reef	Inferred Mineral Resource			9.0	3.5	1.01	New order prospecting right for PGMs and associated minerals
Western Resource	Sterkfontein	UG2 Reef	Inferred Mineral Resource			13.0	3.5	1.46	New order mining licence
Eastern Bushveld	Chieftains Plain	UG2 Reef	Inferred Mineral Resource	1.40	3.7	115.0	5.7	21.07	New order prospecting right for PGMs and associated minerals
		Merensky Reef	Inferred Mineral Resource	1.15	3.2	85.0	4.3	11.75	
Eastern Bushveld	Walhalla	UG2 Reef	Inferred Mineral Resource	1.40	3.7	185.0	5.7	33.90	New order prospecting right for PGMs and associated minerals
		Merensky Reef	Inferred Mineral Resource	1.15	3.2	135.0	4.3	18.66	
Eastern Bushveld	Everest North	UG2 Reef	Inferred Mineral Resource	2.00		4.2	4.8	0.65	New order prospecting right for PGMs and chrome
		Merensky Reef						0.00	
Eastern Bushveld	Bakgaga Project*	UG2 Reef	Exploration in progress						New order prospecting right for PGMs and associated minerals
		Merensky Reef	Exploration in progress						New order prospecting right for PGMs and associated minerals
Western Bushveld	Townlands Prospect*	UG2 Reef	Exploration in progress						New order prospecting right for PGMs and associated minerals
Eastern Bushveld	AQPSA Kroondal dump*	PGE metal content							New order prospecting right for PGMs and associated minerals

*See Exploration review



Townlands prospecting right

The Townlands prospect consists of two portions of land located adjacent and to the south-east of the Townlands block of Kroondal Mine. Economically, the addition of the prospecting right area to the existing Townlands block will extend the LOM by up to 1.5 years.

To date, the exploration programme has completed five boreholes with one deflection per hole for a total core length of 412m. The reef width data for these 10 intersections were incorporated in the database and were used in the Townlands block geological grade and structural model revisions.

No Mineral Resource or Reserve has been estimated for this prospect.

AQPSA Kroondal dump

No evaluation of AQPSA's Kroondal dump is currently required.

Sterkfontein Prospect

The Sterkfontein Resource is a continuation of the Everest orebody under the Groot Dwars River towards the western boundary of the tenements, and occurs at depths of 0–110m below the river. The Resource consists of two erosional outliers, with the UG2 occurring as outcrop or sub-outcrop on the eastern side. The outcrop positions have been mapped in the field and hand-held GPS co-ordinates of these positions were used to create the Resource boundary. There is no indication that the stratigraphy, lithology or geological structure would be different to that encountered at the Everest Mine orebody.

This prospect resides under the mining right granted to Everest Mine and exploration will only commence after completion of the Hoogland project.

Hoogland Project

The Hoogland Resource is located approximately 1.2km directly south of the Everest Mine orebody. The UG2 Reef occurs as an outcrop or sub-outcrop around most of the perimeter of the two erosional outliers. The UG2 Reef intersected in the exploration boreholes resembles that of the Everest orebody in that it consists of an upper chromitite and a lower chromitite seam, with or without an internal waste band occurring within the chromitite.

The exploration programme began subsequent to the granting of the prospecting right for the Hoogland orebody by the DME. A total of 26 exploration boreholes totalling 2,898m of drill core were completed. Nineteen of these boreholes intersected the target reef, three intersected potholed reef, three boreholes were drilled into intrusive dykes and one borehole was drilled beyond the sub-outcrop of the reef.

Follow-up field mapping was also undertaken to confirm the dyke and reef sub-outcrop positions specifically in the south-eastern part of the orebody.

Chieftains Plain and Walhalla Prospects

Two prospecting rights on the farms Chieftains Plain and Walhalla were granted by the DME. Since these two prospects on the eastern Bushveld are adjacent to each other and overlapping of exploration activities in the prospecting works programme is expected, it will be reported as one project.Reconnaissance field mapping of the project area has been completed and an aeromagnetic survey conducted. Based on the interpretation of the aeromagnetic data, a target area on each of the farms has been identified. The drilling programme will initially concentrate on this target area. Aerial photography will also be conducted during FY2010.

The borehole cores from the three boreholes previously drilled by Implats on Walhalla were purchased and transported to the core shed at Everest Mine. All associated borehole logs, assay results and geological reports were also obtained from Implats.

Vygenhoek Prospect

AQPSA acquired the mineral rights over the eastern quarter of the Everest North UG2 Resource on the farm Vygenhoek 10 JT from Impala Platinum in 2000. The mineral right was subsequently converted to a new order right in terms of MPRDA. The entire orebody, located on both farms Vygenhoek and Mareesburg, has become known as Everest North and is situated on the eastern limb of the Bushveld Complex.

The exploration of the Vygenhoek prospect is currently being undertaken in terms of an exploration agreement entered into between AQPSA and Sylvania Resources Limited.

Bakgaga Project

The announcement of the farm-in agreement with Bakgaga Mining, which held the new order prospecting rights to five farms, instigated the initial study of all available geological information. This was followed by field mapping, core-viewing and description, and a re-interpretation of the existing geological data.

The Bakgaga project area is approximately 35km east of Lebowakgomo in Limpopo Province, situated between the Wonderkop and Stofpoort faults, to the north of the Phosiri dome, on the north-eastern Bushveld Complex.

AQPSA has conducted the following exploration:

- Field mapping - An initial site investigation was undertaken during September 2006 with subsequent field mapping performed during October 2006.
- This was followed by a visual inspection of the drill core of borehole TBK1 drilled on the farm Tabakplaats. The entire geological succession have been relogged and re-interpreted.
- Deepening of this borehole commenced on 1 October 2007 and resulted in obtaining a Merensky Reef intersection. Drilling was discontinued due to the capacity of the drill rig utilised before a UG2 Reef intersection could be obtained.
- An aeromagnetic survey was performed and interpretation thereof is in progress.
- The tender for the exploration drilling programme has been awarded and drilling will begin in the second quarter of FY2009.





Corporate citizenship – a summary

Aquarius Platinum takes seriously its responsibility and accountability to employees, shareholders, the communities in which it operates, and other stakeholders. The Group's Corporate Citizenship Report is available on the company's website, at www.aquariusplatinum.com The information presented below is a summary of this report.

Safety management

The company's safety and health strategies and practices are governed and guided by the company's safety and health policy, which complies with the South African Mine Health and Safety Act and other relevant legislation. Codes of practice have been developed to provide guidance in the implementation of standards.

The company's safety performance deteriorated in FY2008 compared with the previous year. It is with great regret that the company reports that there were nine fatalities (FY2007: six) – four at Everest, two at Kroondal, two at Marikana and one at Mimosa. The Board and management of the Group extend their sympathies to the families and colleagues of :

- Mr Ernst James Mower, on 4 July 2007, at Kroondal
- MrJuao Paulo, on 23 October 2007, at Everest
- Mr Johannes Tseliso Nthunya, on 15 November 2007, at Kroondal
- Mr Tete Tlali, on 24 November 2007, at Everest
- Mr Thabiso T Chaka, on 11 December 2007, at Marikana
- Mr Konami Nkomazana, on 27 January 2008, at Mimosa
- Mr Mpho Modise , on 18 March 2008, at Marikana
- Mr Shaba Lepheana, on 21 April 2008, at Everest
- Mr Daniel Moeng, on 23 April 2008, at Everest

The company has placed a great deal of emphasis on safety performance and has reinforced its commitment to zero harm. Of significance were the safety summits held during the year, where management, unions and




Corporate citizenship – a summ

representatives from the DME reviewed safety performance and the causes of fatal accidents, discussed collaborative efforts to reinforce the safety programmes, and jointly committed to improved safety targets. One such summit covered the Group as a whole, while the second dealt specifically with the Everest Mine, where 45% of the fatal accidents took place. All fatal accidents were jointly investigated (by management, unions and the DME), with extensive training and retraining undertaken during the year in accordance with safety standards and practices.

Health

As with all mining operations, the primary occupational health risks are noise-induced hearing loss (NIHL) and pulmonary tuberculosis (TB), which is monitored and reported in line with legislation. Extensive medical surveillance programmes are in place in line with prescribed legislation and reporting is done to the authorities on a regular basis. Healthcare services are out-sourced, as well as occupational health services, with all employees receiving access to primary healthcare. Kroondal and Marikana are both serviced by Platinum Health, a health maintenance organisation based in Rustenburg that offers all employees quality medical care at an affordable rate. Additionally, two 24-hour clinics are stationed at both operations and manned by professionally trained staff. At Mimosa, occupational health and primary medical treatment is provided by the Mimosa Mine Clinic, the Shabani Mine Hospital and the Chrome Mines Hospital, with medical benefits provided to dependents.

Aquarius has introduced hearing conservation programmes at all operations to reduce the risk of NIHL. All employees and contractors who work in high-risk areas are provided with personal hearing protection, which helps reduce noise levels to less than a targeted level of continuous exposure of 85 decibels. In FY2008, nine new cases of NIHL were identified, compared with 81 cases in FY2007.

Pulmonary TB is endemic in southern Africa and in South Africa is classified as a compensable occupational disease when it is associated with dust exposure. Silicosis is not considered a health threat in the PGM sector as there is no silica exposure; however, employees previously employed on gold mines may have experienced latent exposure and medical surveillance thus screens for this occupational illness.


Corporate citizenship - a summary Corporate citizenship

In total 15 new cases of pulmonary TB were diagnosed during the year, compared with 44 the previous year. Treatment is provided in line with World Health Organization (WHO) protocols and standards. The HIV/AIDS pandemic continues to exacerbate the presence of TB; it is estimated that up to 60% of newly-diagnosed TB patients are also HIV-positive.

Human capital

There was a significant change in the structure of the Group and the way in which operations are managed in FY2008. Following frequent and protracted industrial relations disputes between the mining contractor and its employees at Everest, the contractor abandoned its contract and AQPSA recruited and employed directly many of the contractors' former employees. Although the historical contractor-intensive model still remains in place at Marikana and Kroondal, the terms of these contracts have been revised (see table below). These changes have called for a significant shift in human resource management practices within the Group and, as a result, a human resources and transformation discipline was established.

In Zimbabwe, all employees are employed directly by Mimosa, overseen by a management team on which Aquarius management is actively involved.

As at the end of June 2008, the Group employed 10,246 people, 35% employees and 65% contractors.

Number of employees and contractors

	FY2007			FY2008		
	Employees	Contractors	Total	Employees	Contractors	Total
Kroondal	18	3,873	3,891	22	3,763	3,785
Marikana	9	1,889	1,897	14	1,916	1,930
Everest	9	2,548	2,557	1,958	777	2,735
Mimosa	1,503	130	1,633	1,543	253	1,796
Total	**1,539**	**8,440**	**8,978**	**3,537**	**6,709**	**10,246**

Labour relations in South Africa and Zimbabwe are governed by legislation, industry agreements and company and mine-based recognition agreements. A number of unions represent employees and contractors in South Africa, with the National Union of Mineworkers (NUM) representing the majority of employees. Other unions represented are Solidarity, Saewa and UASA.

As a consequence of the restructuring of employee relationships at Everest and in line with Aquarius' own revised management imperatives, a new approach to labour relations was embarked upon during the year. In addition to the recognition agreement being negotiated with the NUM at Everest, the company is also interacting more directly with unions at Marikana and Kroondal, where these unions represent contractor employees.

One of the most significant issues currently facing the company and the industry is a national skills shortage, particularly in the fields of mining and engineering, at both a management and artisanal level. In developing its recruitment and retentions strategies, a great deal of emphasis is being placed on training and development.

Presently there are 58 participants on AQPSA bursary and internship programmes, mainly in engineering-related degree programmes, such as electrical engineering, mechanical engineering, metallurgical engineering and chemical engineering. Although bursaries are aimed mainly at students from the communities around AQPSA operations, the application process does not exclude anyone. AQPSA employees who have children who are interested in mining-related engineering disciplines are also encouraged to apply for a bursary.

The Group's Social and Labour plans (SLPs), which are required in terms of the Minerals and Petroleum Resources Development Act and the accompanying Mining Charter, were submitted to and accepted by the DME prior to the conversion of the company's mineral rights to new order rights. A great deal of focus is placed on meeting the targets and objectives set in these SLPs, which deal with issues such as human resource development, skills development, the recruitment and advancement of historically disadvantaged South Africans (HDSAs) and women, and local economic development, among other issues. The company reports annually on the progress made to the DME.

In terms of the Mining Charter, HDSAs are required to have achieved 40% representation in management and women should comprise 10% of the mining-related workforce by 2014. AQPSA has continued to report good progress in this regard and, at the end of June 2008, 35% of senior and middle management was made up of HDSAs (FY2007: 20%). There was a moderate increase in the number of women in mining operations from 6% in FY2007 to 6.5% this year.

Aquarius and its contractors have specific recruitment drives in place as well as learnership programmes which give preference to both HDSAs and women when filling vacancies.

By virtue of its South African operating base, and in line with the company's Code of Conduct, Aquarius' employment policies and procedures comply with internationally acceptable standards and conventions such as the United Nations Universal Declaration of Human Rights and the International Labour Organisation's Fundamental Principles and Rights at Work. While no specific communication or training is presented to the workforce in relation to human rights, all employees are made aware of their rights in respect of company procedures and grievance procedures during their induction.

HIV/AIDS

HIV/AIDS continues to be a significant national health threat in South Africa and at the Zimbabwean operation. Government-led provision of anti-retroviral treatment (ART) has helped combat the long-term impact of the disease, however employees and their families' well-being remains a matter for concern.

AQPSA and its contractors have in place HIV/AIDS programmes that have been developed in consultation with employee representatives. Voluntary counselling and testing (VCT) is available at all operations. In all, 2,014 employees were tested this year at the Occupational Health Centre. HIV-positive employees are referred to a practitioner or clinic of their choice. These facilitators/case treatment facilities normally form part of the "President's Emergency Plan for AIDS Relief" (PEPFAR) programme which is funded internationally. By the end of FY2008, 208 patients had been referred.

All employees and their dependants have access to ART through these programmes.

Community development

Aquarius aims to recruit as many of its employees from local communities as possible so as to maximise the benefit to local communities of the company's operations. By developing employee skills, the company also aims to ensure that it has a positive effect on the skills base of local communities and that this will continue and be used to good effect once mining has ceased. The recruitment of locals has been particularly successful at Everest.

	Kroondal	Marikana	Everest
Local < 50km	1,176	615	561
Intra-province migrancy	31	197	207
Inter-provincial migrancy	289	544	916
Foreign migrancy	2,116	227	413
Total	**3,612**	**1,583**	**2,097**

Aquarius encourages its operations to directly fulfil their responsibilities as corporate citizens. In line with the SLPs, operations work closely with communities and local authorities to align their social investment and local economic development efforts with the regions' own. In South Africa each region has a specific integrated development plan (IDP) which focuses on the development of infrastructure, access to basic services, local economic development (LED) and job creation and management of HIV/AIDS. AQPSA works directly with local authorities and is committed to the IDPs through its SLPs in line with the Mining Charter requirements.

At Mimosa, community and company forums pool information and work together to identify and attend to community investment needs, which are primarily in the spheres of education and health.

Environment

Aquarius is conscious of the potential impact of mining on the environment in which its operations are located and mindful of its obligation to mitigate this impact. The Group's Environmental Policy and the its Code of Ethics govern environmental management and compliance at the AQPSA operations. They ensure that the operations are managed in full compliance with local legal requirements, at minimum, and adopt and develop good practice. Environmental management plans (EMPs), developed in line with legislation, are in place at all operations. An annual external audit is undertaken to review compliance of these EMPs and this audit is submitted to the DME for review.

The Group has adopted the ISO 14001 standard as the basis for its environmental management system (EMS) and implementation of this standard has begun. Certification of all operations is planned for end of FY2009.

Priority is given to environmental management issues involving water, energy, carbon emissions, and land-use and rehabilitation.

Water is a scarce resource and Aquarius recognises the custodial role it has in conserving this resource. Total water consumption by AQPSA in FY2008 was 4,046,718*kl*. Emphasis is placed on maintaining closed water systems and recycling water as far as this is possible.

South Africa's national energy crisis in FY2008 profoundly affected operations, all of which purchased energy directly from the national power utility, Eskom, which is principally fossil-fuel-based. Diesel is also used at all operations as fuel for the mining fleets and transport vehicles. Total electrical energy consumption by AQPSA in FY2008 is summarised as follows:

Operation	Electricity MWh
Kroondal	263,200
Marikana	92,100
Everest	145,669
Total	**500,969**

In FY2008, Aquarius again submitted a response to the Carbon Disclosure Project (CDP) regarding the company's response to climate change, including the identification of risks and opportunities. Total greenhouse gas emissions (GHG emissions) recorded by Aquarius during the year came to 688,898 tonnes, of which 440,398 tonnes were attributable to Aquarius. A summary of these figures is:

Direct emissions	Actual tons CO_2e	Attributable to Aquarius	% of total
Diesel Oil Consumption	116	67	0%
On-site diesel consumption	81,164	46,681	11%
Energy indirect Emissions			
Electricity	601,163	387,983	88%
Other indirect emissions			
Product distribution	3,753	2,928	1%
Company supply chain	2,702	2,702	
Employee business travel	38	38	0%
Total	**688,936**	**440,398**	**100%**

Total operations summary	Actual tons CO_2e	Attributable to Aquarius	% of total
Kroondal	336,029	168,015	18%
Marikana	162,201	81,101	18%
Everest	190,668	190,668	43%
Mimosa	–	–	0%
CTPR	–	–	0%
Head office	–	–	0%
Total	**688,898**	**439,783**	**100%**

Land rehabilitation is an ongoing process aimed at ensuring the restoration of land that has been mined to an appropriate and sustainable land use, in line with the EMP.

In addition. care is taken to ensure the conservation of the biodiversity of both flora and fauna in the areas in which the company operates. Aquarius has implemented integrated waste management plans.


Aquarius major contributors to GHG
Electricity 88%
On-site diesel consumption 10%
Product distribution 1%
Company supply chain 1%

Operational management

AQPSA – management

Stuart A Murray – **B.Sc.** *(Chem.Eng), AMI ChemE*

Executive Chairman *

After obtaining his degree in Chemical Engineering from Imperial College, London, Mr Murray commenced his career in 1984 with Impala Platinum Holdings Limited. Following a 17-year career in the South African platinum industry, Mr Murray joined Aquarius Platinum Limited in May 2001 and was appointed Chief Executive Officer.

Hugo Höll – *B.Sc. (Chem Eng), MBA*

Acting Managing Director

Mr Höll joined AQPSA in 2002 as Project Manager responsible for the Everest South Feasibility Study. Mr Höll was appointed General Manager: Everest in 2004 to manage the Everest project from construction to commissioning and subsequently assuming operational responsibility. Mr Höll brings with him 16 years' experience in the mining industry, 12 of which were at senior management level. Mr Höll was appointed General Manager: Projects in November 2007 and Acting Managing Director with effect from 1 October 2008.

Hélène Nolte – *CA(SA)*

Finance Director *

Ms Nolte joined AQPSA in July 2008 as Finance Director. She commenced her career at KPMG where she spent 10 years mostly servicing mining industry clients, her last position being that of Senior Audit Manager. She has been involved with Aquarius Platinum South Africa since 1999 in an audit capacity and from 2004 in a consulting capacity.

Hulme Scholes – *(BA Law, LLB)*

Commercial Director *

Mr Scholes joined AQPSA as Commercial Director in August 2008. Mr Scholes holds a BA Law and LLB degree from the University of the Witwatersrand and is an admitted attorney of the High Court of the RSA. Mr Scholes specialised in mining and mineral law and has practiced exclusively in the field for 15 years. Prior to joining AQPSA, Mr Scholes was a partner at Werksmans Attorneys from 1999 and a non-executive director for AQPSA from 2004.

Anton Wheeler – *Pr Tech Eng*

Director: Eastern limb operations

Mr Wheeler joined AQPSA in April 2006 as Operations Director. Mr Wheeler commenced his career in gold and coal mining, moving to platinum mining in 1988 when he joined Impala Platinum Holdings Limited (Implats), where he held various senior positions including that of Operations Director of Zimplats. Mr Wheeler was appointed Managing Director of AQPSA in April 2007, and Director: Eastern limb operations with effect from 1 October 2008.

Anton Lubbe – *BSc (Mining), GDE, MBA*

Director: Western limb operations

Mr Lubbe joined AQPSA in October 2008 as Director: Western Limb Operations. Mr Lubbe has 28 years of mining experience, with exposure to gold, platinum, chrome and copper. He has 10 years of experience as General Manager, three years as Divisional Director New Business for DRDGOLD, and three years contracting experience as Operations Director of JIC (Mining). He also served on the boards of DRDGOLD and its subsidiaries, and Westdawn Investments (Trading as JIC Mining).

Gordon Ramsay – *B.Sc. Honours (Chem. Eng)*

General Manager Metallurgy

Mr Ramsay obtained his degree in chemical engineering from the University of Natal and has more than twenty five years of experience in the mining and metallurgical process industry. Previous positions were at the Department of Metallurgy in Zimbabwe and at the JCI Group where he worked at both Consolidated Murchison and Rustenburg Platinum Mines. He joined Kroondal Platinum Mines Limited in 1998 as General Manager Metallurgy.

Gabriël (Gawie) de Wet – *B.Sc. Eng (Mech)*

General Manager Engineering

Mr de Wet obtained his mechanical engineering degree from the University of Pretoria in 1986 whereafter he joined the then Iscor Mining Company. He also holds a post-graduate diploma in maintenance engineering. Mr de Wet held various positions at Iscor's Coal division until he joined Kroondal Mine in March 2000 as Engineering Manager. Mr de Wet was subsequently appointed as General Manager Engineering in March 2003.

Graham Ferreira – *B.Compt, (Hons) B.Acc, CPA*

General Manager Group Administration and Company Secretary

Mr Ferreira has been an executive with the company and its predecessors from May 1998 since the inception of the Kroondal Platinum Mines Project. Mr Ferreira was appointed General Manager Group Administration and Co. Secretary in 2001 when AQPSA took over Kroondal Platinum Mines Limited. He commenced his career with Ernst & Young in 1976 where he spent 10 years from serving articles to senior audit manager mostly servicing the mining industry clients. Mr Ferreira also spent a few years in the local retail industry with the Spar Group and served 10 years as Chief Financial Officer in the domestic and American trade exhibition business before joining Kroondal Platinum Mines Ltd.

Abraham (Rudi) Rudolph – *Pr. Cert Eng.*

General Manager Operations: Kroondal

Mr Rudolph joined AQPSA in January 2007 as General Manager Operations: Kroondal. Mr Rudolph has over 30 years experience in the gold and platinum mining industry, with 18 of these being at a senior level. Mr Rudolph was previously employed at Anglo Platinum in various senior positions and is also a past president of the Association of Mine Managers of South Africa.

Willie Byleveld – *NHD (Mining Engineering)*

General Manager Projects

Mr Byleveld joined AQPSA in April 2007 as General Manager Operations: Marikana. Mr Byleveld has more than 35 years experience in deep level gold mining as well platinum mining. Mr Byleveld was previously employed at Lonmin where he had 19 years of experience in senior positions and gained extensive project management experience in the design, management and construction of new mines, including the sinking of shafts and operating mines. Mr Byleveld was appointed General Manager Technical Services in December 2007 and subsequently General Manager Projects from 1 October 2008.

Jacques Pretorius – *NHD Mining (Mining Engineering)*

General Manager Operations: Everest

Mr Pretorius joined AQPSA in March 2004 as Mine Manager: Kroondal. Mr Pretorius commenced his career in 1990 with Impala Platinum where he held various senior management positions in projects and operations. Mr Pretorius was appointed General Manager Operations: Everest in November 2007.

Operational management (cont)

Wessel Phumo – *NHD (Mining Engineering) B.Tech (Mining Engineering)*
General Manager Operations: Marikana
Mr Phumo commenced his career as a learner official at Saaiplaas Gold Mine in January 1988, and held various positions in the Harmony Group until he joined AQPSA in May 2007 as Mine Manager. Mr Phumo was subsequently appointed as General Manager Operations: Marikana in December 2007.

Mkhululi Duka – *B. Soc.Sc. (UCT), P.G.D. HRM (UCT), Cert. Advanced OD (UNISA), Cert. Financial Management (UNISA)*
General Manager Human Resources & Transformation
Mr Duka commenced his career as a Human Resources professional at Eskom in 1994 after graduating in a Bachelor of Social Sciences & Humanities degree from the University of Cape Town. Mr Duka acquired and shared his experience and Human Resources expertise in various industries such as energy, government, banking, mining and oil & gas. He was Senior Human Resources Manager at the Petroleum Oil & Gas Corporation of South Africa (Pty) Ltd (PetroSA) before joining AQPSA in June 2008 as Group Human Resources Manager. Mr Duka was subsequently appointed as General Manager: Human Resources & Transformation in August 2008.

Mimosa – management

Winston Chitando – *B.Acc*
Managing Director
Mr Chitando was appointed Managing Director with effect
from 1 October 2007 and is responsible to the board for the implementation of Mimosa's strategic plan. Mr. Chitando has been Executive Director of Mimosa since 2002. Up until 30 September 2007 he was also Commercial Director of Zimasco. On leaving college in 1985 Mr Chitando joined Wankie Colliery Company. From 1990 he worked for Anglo American Corporation Zimbabwe before joining Zimasco in 1997.

Herbert S. Mashanyare – *B.Sc (Chem), MPhil (applied Research in Metallurgy), M Sc. Eng*
Technical Director
Mr Mashanyare was appointed Technical Director in July 2004 and is responsible for projects, research and development, and the implementation of best practice at Mimosa. He reports directly to the Managing Director. Mr Mashanyare was previously the Metallurgical Executive responsible for process projects and improvements. His prior work experience includes eight years at Rio Tinto Zimbabwe, six years at the Institute of Mining Research and 13 years at Zimasco.

Peter R Chimboza – *B.Sc (Physical Science) Luton*
Production Director
Mr Chimboza joined Mimosa Mining Co. (Pvt) Ltd in August 2003 as General Manager and was appointed Production Director in January 2006. Mr Chimboza is responsible for operations at Mimosa Mine. Prior to joining Mimosa, Mr Chimboza worked for Zisco Steel and Zimasco in senior management positions at their metallurgical processing operations.

Fungai Makoni – *B.Comm Accounting, CTA, Part II FQE ICAZ*
General Manager Finance and Company Secretary
Mr Makoni joined Mimosa in December 2004 as Finance Executive in the Harare Office and was appointed Company Secretary in April 2004. He was subsequently appointed to the position of General Manager Finance and Company Secretary on 1 October 2008. After college, Mr Makoni trained with Deloitte & Touche in Zimbabwe before joining Zimasco in 2001 where he was the Finance Manager.

Nathan Shoko – *B.Comm, Post-Graduate Diploma in Applied Accounting, Diploma in Management Accounting*

Commercial Executive

Mr Shoko joined Mimosa in August 2003 as Finance Executive responsible for finance and administration at the mine. Mr. Shoko was subsequently appointed Commercial Executive in February 2008 with responsibilities for procurement, estates, administration of capital and contracts management. Prior to joining Mimosa, Mr Shoko was the Finance Manager for Zimasco. After college, Mr Shoko trained with Deloitte & Touche in Zimbabwe before joining Zimasco in 1999.

Tapson Nyamambi – *Certificate of Competency in Mine Survey*

Mining Executive

Mr. Nyamambi was appointed Mining Executive in February 2006. Mr. Nyamambi joined Mimosa in 1998 as a Production Superintendent and was promoted to Mine Manager in 2002. Prior to joining Mimosa, he worked as the Chief Surveyor for Zimasco Shurugwi Division for seven years



Risk management

Strategic risk oversight

Aquarius has adopted a continuous review process whereby the strategic risks facing the Group are identified, monitored and actively managed through the allocation of appropriate resources to address the identified risks. The allocation of resources currently focuses on the following strategic risks:

- The alignment of an organisational strategy that will ensure:
  - Continuous improvement in safety, health and environmental performance towards the goal of 'zero harm';
  - The requisite resources, skills and structures are in place to deliver on the production objectives, in an efficient manner, as set out in the Group's stated strategic plan;
  - The company attracts, develops, retains and motivates the requisite management, operational, technical and business skills;
  - Organisational diversity and improved employee engagement and participation in all business activities.
  - Ensure the most efficient management of the Group's mineral resource base, to maximise the value thereof to the Group and its business partners.
- Sustaining unit production costs in the lowest quartile of the industry.
- Maintaining the safe, efficient and productive use of contractors on key operations of the Group.
- Maintaining effective project management processes and skills to ensure successful project implementation and delivery on our operations.
- Protecting and maintaining the security and reliability of physical assets.
- Retaining process, systems and management technology competitiveness.
- Continually reviewing, evaluating and developing growth opportunities for the Group through acquisition, organic growth and exploration.
- Retaining permission to operate, on a fully compliant basis, within a dynamic legal and regulatory environment.
- Managing the uncertainties that affect the Zimbabwe operation.
- Addressing relevant issues regarding corporate responsibility, and being recognised as a good corporate citizen in the countries and communities in which the company operates.
- Ensuring that impacts on the business in terms of utility supply disruptions are minimised.
- Ensuring that risks associated with suppliers and logistics are minimised.
- Managing through appropriate health policies the impact of HIV and AIDS on employees.



Directors' report

The directors of Aquarius Platinum Limited (Aquarius) provide hereunder their report as to the results and state of affairs of the Group for the financial year ended 30 June 2008. The consolidated financial information is presented in US Dollars.

Directors

The names of the directors of the parent entity in office during the financial year and until the date of this report are as follows:

Nicholas T. Sibley

Non-executive Chairman

Mr Sibley is a Chartered Accountant, a director of TanzaniteOne Ltd, Corney & Barrow Group Ltd and of two investment companies. He was formerly chairman of Wheelock Capital from 1994 to 1997, as well as executive chairman of Barclays de Zoete Wedd (Asia Pacific) Limited, from 1989 to 1993. Mr Sibley is a former managing director of Jardine Fleming Holdings Ltd and Barclays de Zoete Wedd Holdings Ltd. Mr Sibley was appointed to the Aquarius Board during October 1999 and assumed the Chairmanship in July 2002. Mr Sibley is a member of the Audit/Risk, Nomination and Remuneration & Succession Planning Committees of the Group.

Stuart A. Murray

Chief Executive Officer

Mr Murray joined Aquarius during May 2001 and was appointed Chief Executive Officer in September 2001. After obtaining his degree in Chemical Engineering from Imperial College, London, Mr Murray commenced his career in 1984 with Impala Platinum Holdings Limited. He is Chairman of Aquarius Platinum (South Africa) (Pty) Ltd (AQPSA), the Group's 67.5% owned subsidiary. Mr Murray sits on the Boards of Mimosa Investments Limited the Group's 50% owned Zimbabwean subsidiary, Platinum Mile Resources (Pty) Limited, the Group's 50% owned tailings retreatment company, and Aquarius Platinum (SA) Corporate Services (Pty) Limited, the owner of 50% of the Chrome Tailings Retreatment Plant. Mr Murray is a member of the Nomination Committee and Executive Committee of AQPSA.

Sir William Purves

Non-executive Director

Sir William Purves joined the Hong Kong and Shanghai Banking Corporation in 1954 (now part of the HSBC Group) being appointed Chief Executive in 1986 and Group Chairman the following year. Following its acquisition in 1992, he also became Chairman of Midland Bank. He retired from the HSBC Group in 1998 after 44 years' service. Sir William Purves is a non-executive director of a number of private companies and was a non-executive director of Shell Transport and Trading from 1993 to 2002. He was also a member of the Executive Council, Hong Kong's highest policy-making body. He was appointed a Commander of the Order of the British Empire in 1990 and was knighted in 1993. Sir William Purves was appointed to the Aquarius Board during February 2004 and is Chairman of the Audit/Risk Committee, Senior Independent Director of the Company and a member of the Nomination Committee.

David R. Dix

Non-executive Director

Mr Dix's background is in economics, law and taxation and he is a Barrister and Solicitor in the High Court of Australia. He has held various positions with Shell Australia Limited and worked for 16 years in Corporate Advisory at both Macquarie Bank Limited and UBS AG specialising in the mining industry, including Head of Resources for Asia Pacific and in London as Head of Mining. Mr Dix is Executive Chairman of Australian Oil Company, AED Oil Limited and Chairman of Quadrem Limited, a company which provides eBusiness solutions to the resource sector. He brings to Aquarius a wealth of experience gained in the international business and resources communities. Mr Dix was appointed to the Aquarius Board during March 2004 and is a member of the Audit/Risk and Nomination Committees.

G. Edward Haslam

Non-executive Director

Mr Haslam joined Lonmin plc in 1981 and was appointed a director of Lonmin plc in 1999 and Chief Executive Officer in November 2000. He retired from Lonmin plc in April 2004. Mr Haslam is Chairman of Finnish Nickel Mining Company

Talvivaara plc, which completed its listing on the LSE on 1 June 2007 and is Senior Independent Director of the South African company Namakwa Diamonds Ltd., which completed its listing on the LSE in December 2007. Mr Haslam was appointed to the Aquarius Platinum Board during May 2004 and is Chairman of the Remuneration & Succession Planning Committee and a member of the Audit/Risk, and Nomination Committees.

Tim Freshwater

Non-executive Director

Mr Freshwater is a solicitor in the UK and Hong Kong and has been involved in Asian markets for over 35 years. Mr Freshwater, Vice Chairman of Goldman Sachs Asia, is also a director of a number of companies, including Swire Pacific Limited, Chong Hing Bank Limited, Cosco Pacific Limited and Grosvenor Asia Limited. He is a member of the board of directors of the Community Chest of Hong Kong and a Council Member of the Hong Kong Trade Development Council. Mr Freshwater was appointed to the Aquarius Board during August 2006 and is a member of the Nomination Committee.

Kofi Morna

Non-executive Director

Mr Morna is an Executive Director of Savannah Resources, the lead investor in the Savannah Consortium, Aquarius' BEE partner. Prior to joining Savannah Resources, Mr Morna worked with the International Finance Corporation as an Investment Officer, Gemini Consulting as a Senior Management Consultant and Schlumberger Oilfield Services as a Field Engineer. Mr Morna holds an MBA from the London Business School and a BS from Princeton University in the United States. He is currently a director of Mkhombi Holdings and Delta Iron Ore. Mr Morna joined the Board of AQPSA in February 2005 and was appointed to the Aquarius Board during February 2007. Mr Morna is a member of the Nomination Committee of the Group.

Zwelakhe Mankazana

Alternate Director for Kofi Morna

Mr Mankazana was appointed as Alternate Director for Mr Kofi Morna on the Aquarius Board during February 2007. He is an Executive Director of Savannah Resources, the lead investor in the Savannah Consortium, Aquarius' BEE partner. Mr Mankazana holds an MSc in Economics from the Patrice Lumumba University of Friendship. In addition to his interests in mining, Mr Mankazana is also a director of South African mobile operator Cell C, Emerald Casinos and Resorts, New Millennium Telecommunications and Ubambo Investment Holdings Limited. He is involved in community development as a trustee on several development trusts. Mr Mankazana joined the Board of AQPSA in February 2005.

Willi M.P. Boehm

Company Secretary

Mr Boehm joined Aquarius in June 1995. He has been with the Company since the commencement of its involvement in the platinum sector and is responsible for the Company's Corporate Affairs. He has 28 years' experience.

Interests in the shares and options of the company

As at the date of this report, the interest of the Directors in the shares and options of Aquarius were:

Director	Common shares	Options exercisable at £0.85 per share up to 11 October 2011
N.T. Sibley	1,600,000	–
S.A. Murray	1,319,730	209,865
Sir W. Purves	–	–
D.R. Dix	–	–
G.E. Haslam	15,000	–
K. Morna	–	–
T. Freshwater	–	–
Z. Mankazana	–	–

Directors' report

Principal activities

The principal activities of companies within the Group during the financial year were mineral exploration, mine development, concentrate production and investment. During the year, the principal focus revolved around the operations of the Kroondal platinum mine, the Marikana platinum mine, the Mimosa platinum mine, the Everest platinum mine and the Chrome Tailings Retreatment Plant.

Results of operations

The consolidated net profit of the Group after provision for income tax and outside equity interests was $236.5 million (2007: $187.2 million).

Review of operations

Operational highlights during the year included:

- Group attributable production of 500,203 PGM ounces (2007: 530,726 PGM ounces), down 6%
- Increase in underground production at all operations
- Improved margins at Kroondal and Everest, despite industrial relations and electrical supply issues
- Shift to mine operator at Everest, and new proactive labour structures and bonus systems implemented at Kroondal, Marikana and Everest
- Operational management bolstered with new appointments

Production of PGMs attributable to shareholders of Aquarius decreased 6% to 500,203 PGM ounces from 530,726 PGM ounces. Production was stronger in the first half, as the Group's expansion program was interrupted by industrial action and electrical supply issues in the second half, notably at the Everest Mine where the company moved from contractor mining to mine-operator.

In April 2008, Aquarius completed the repurchase of Implats' 21,425,898 shares in Aquarius (approximately 8.4% of the outstanding share capital at the time), and the repurchase by AQPSA of Implats' 20% stake in AQPSA for a total consideration of approximately $780 million (including a Secondary Tax charge of $45.8 million). This increased Aquarius' interest in AQPSA from 54% to 67.5% and raised BEE ownership to 32.5% resulting in an increased share of earnings from AQPSA for Aquarius. This was partly funded by the issue of 23,144,000 shares for a consideration of $368 million and new borrowings of $200.4 million.

On 4 June 2008, Aquarius completed the acquisition of a 50% interest in Platinum Mile Resources (Pty) Ltd (Plat Mile), from a consortium of private investors and Mvelaphanda Holdings (Pty) Limited. Consideration for the 50% equity interests in Plat Mile comprised $22.9 million and 2,680,854 shares in Aquarius.

In Zimbabwe, Aquarius announced the completion of the Wedza phase 5 expansion project during the year.

In Zimbabwe, the Indigenisation and Economic Empowerment Bill, mandating 51% of indigenous ownership, was enacted into law during the last quarter of the financial year. Specific details on the implementation of the Act in various sectors are pending. The details on the mining sector are supposed to be incorporated into the amendments to the Mines and Minerals Act which are yet to be brought before parliament.

Operating results

Aquarius recorded consolidated earnings for the year to 30 June 2008 of $236.5 million, equal to US92 cents per share, a 26% increase in net profit over the previous year. The increase is attributed to higher commodity prices offset by a 6% reduction in attributable production to 500,203 PGM ounces and a once-off charge against earnings of $30.9 million paid as Aquarius' share of a Secondary Tax on Companies charge on the repurchase of Implats shares in Aquarius' subsidiary, AQPSA. The PGM (4E) basket price (platinum, palladium, rhodium and gold) rose to US$1,762 per ounce compared to US$1,293 in the previous year.

Revenues from ordinary activities for the year rose 30% to $919.0 million (comprising sales revenue of $890.9 million and interest and other income of $28.1 million) from $709.2 million (sales revenue $690.0 million and interest and other income of

$19.2 million). The increased revenue was due mainly to a 36% increase in the average PGM basket price over the year offset by a 6% reduction in attributable production.

The Group cash balance was $171.0 million at 30 June 2008.

Dividends

The 2007 final dividend of 30 US cents per common share (before three for one share split) was paid during October 2007. An interim dividend of 10 US cents per common share was paid during March 2008. The directors have declared a final dividend of 10 US cents per common share for the year ended 30 June 2008. The final dividend is payable on 3 October 2008.

Significant changes in the Group's state of affairs

The directors are not aware of any significant changes in the state of affairs of the Group that occurred during the financial year, which has not been covered elsewhere in this annual report.

Events subsequent to the end of the financial year

The directors declared a dividend of $0.10 per share on 7 August 2008. There have been no other reportable events subsequent to the end of the financial year.

Likely developments and expected results

Other than matters referred to in this report, the directors make no comments regarding the likely developments in the operations of the Group and the expected results of those operations in subsequent financial years. In the opinion of the directors, any further disclosures might prejudice the interests of the Group.

Environmental regulation and performance

Companies within the Aquarius Group are required, on cessation of mining operations, to rehabilitate the relevant mining areas on which mining operations have been conducted. For the year ended 30 June 2008, Mr Anton Wheeler, then Managing Director of AQPSA, was the officer responsible for compliance on these matters for all South African properties within the Group. Mr Winston Chitando, Managing Director of Mimosa Group of Companies in Zimbabwe, was the officer responsible for these matters for all Zimbabwean-located properties within the Group. The company makes annual contributions to established trusts in order to provide for its obligations in respect of environmental rehabilitation. Environmental activities are continuously monitored to ensure that established criteria from each operations' environmental management programme, approved by relevant authorities, has been met. There have been no known significant breaches of any environmental conditions.

Meetings of directors

The number of meetings of the board of directors of the parent entity held during the year ended 30 June 2008 and the number of meetings attended by each director are tabled below:

Director	Number of meetings held whilst in office				Number of meetings attended			
	Board	Remuneration and succession planning	Audit and risk	Nomination	Board	Remuneration and succession planning	Audit and risk Management	Nomination
N.T. Sibley	5	1	4	1	5	1	4	1
S.A. Murray	5	–	–	1	5	–	–	1
D.R. Dix	5	–	4	1	5	–	4	1
G.E. Haslam	5	1	4	1	5	1	4	1
Sir W. Purves	5	–	4	1	5	–	4	1
T. Freshwater	5	–	–	1	4	–	–	1
K. Morna	5	–	–	1	5	–	–	1
Z. Mankazana	5	–	–	1	1			

Directors' and officers' insurance

During the year, the parent entity has paid an insurance premium in respect of a contract insuring against liability of current directors and officers. The directors have not included details of the nature of the liabilities covered or the amount of the premium paid in respect of the directors' and officers' liability insurance contract, as such disclosure is prohibited under the terms of the contract.

Going concern

The Directors are satisfied that the company has adequate financial resources to continue in operational existence for the foreseeable future. The financial statements have been prepared on the going concern basis.

Directors' and executives' emoluments

The Board is responsible for determining and reviewing compensation arrangements for the Directors and executive management. The Board assesses the appropriateness of the nature and amount of emoluments of such officers on an annual basis by reference to industry and market conditions. In determining the nature and amount of officers' emoluments, the Board takes into consideration the Company's financial and operational performance.

Details of the nature and amount of each element of the emolument of each Director of the Group and the top 5 executives in aggregate during the financial year are shown in the table below. Refer also Note 34 – Share-Based Payment Plans and Note 35 – Related Party Disclosures for participation by the Directors' and the top 5 executives in the Company's Share Plan and Option Plan.

	Short term							Post employment	
Director	Board fee $	Remuneration committee $	Senior independent director $	Audit and Risk committee $	Base salary $	Bonus $	Share options $	Retirement benefits $	Total $
N.T. Sibley	195,000	–	–	–	–	–	–	–	195,000
S.A. Murray	75,000	–	–	–	778,999	756,789	–	43,060	1,653,848
D.R. Dix	75,000	–	–	7,500	–	–	–	–	82,500
G.E. Haslam	75,000	12,000	–	7,500	–	–	–	–	94,500
Sir W. Purves	75,000	–	15,000	15,000	–	–	–	–	105,000
T. Freshwater	75,000	–	–	–	–	–	–	–	75,000
K. Morna	75,000	–	–	–	–	–	–	–	75,000
Z. Mankazana	–	–		–	–	–	–	–	–
	645,000	12,000	15,000	30,000	778,999	756,789	–	43,060	2,280,848
Top 5 executives*	–	–		–	1,018,100	269,553	56,893	267,496	1,612,042

* The Top five executives include one Australian-based executive and four South African-based executives.

Signed in accordance with a resolution of the directors.



Stuart Murray
Director

30 September 2008

Corporate governance statement

The following Statement sets out the governance practices of the Aquarius Group.

The Board of Directors of Aquarius is responsible for the corporate governance of the Group. The Board guides and monitors the business affairs of Aquarius on behalf of shareholders by whom they are elected and to whom they are accountable.

In accordance with the Australian Securities Exchange Corporate Governance Council's (the Council's) "Principles of Good Corporate Governance and Best Practice Recommendations" (the Recommendations), the company will disclose the extent to which it has followed the guidelines and any reasons for departure from these. The Board will continue to review and respond to corporate governance requirements. For further information on the corporate governance policies adopted by Aquarius, refer to our website www.aquariusplatinum.com

Board of directors

The Board is responsible for the overall management of the Company. It is governed by a Charter, a summary of which can be found on the Aquarius website at www.aquariusplatinum.com. Among other matters, the Charter sets out the framework for the management of the Company, the responsibilities of the Board, its direction, strategies and financial objectives and how they will be monitored.

In order to retain full and effective control over the company and monitor the executive management team, the Board meets regularly and at least on a quarterly basis. Details of Directors' attendance at these meetings is set out in the Directors' Report. In consultation with the Chief Executive Officer and the Company Secretary, the Chairman sets the agenda for these meetings. All Directors may add a matter to the agenda. Key executives of the Company contribute to board papers and are from time to time invited to attend Board meetings.

Each director has the right to seek independent professional advice on matters relating to their position as a director or committee member of the company at the company's expense, subject to prior approval of the Chairman, which shall not be unreasonably withheld.

The names of the Directors in office at the time of this Report and their relevant qualifications and experience are set out in the Directors' Report within this Annual Report. Their status as non-executive, executive or independent directors and tenure on the Board is set out in the table below.

Board structure

Name of director in office at the date of this report:	Date appointed to office	Executive/ non-executive	Independent
N.T. Sibley – Chairman	26 October 1999	Non-executive	Yes
S.A. Murray – Chief Executive Officer	21 May 2001	Executive	No
D.R. Dix	31 March 2004	Non-executive	Yes
G.E. Haslam	1 May 2004	Non-executive	Yes
Sir W. Purves	10 February 2004	Non-executive	Yes
T. Freshwater	9 August 2006	Non-executive	Yes
K.Morna	6 February 2007	Non-executive	No
Z Mankazana	6 February 2007	Non-executive	No

The bye-laws of the company determine that the Board consists of not less than two and no more than nine directors. At the date of this report, the Board is comprised of seven directors, six of whom are non-executive directors, and one executive director, Mr Stuart Murray, Chief Executive Officer.

Corporate governance statement

The division of responsibilities between the Chairman and the Chief Executive Officer is reviewed regularly and is defined below:

- The Chairman, Mr Nicholas Sibley, is responsible for leadership of the Board ensuring its members receive accurate, timely and clear information in order to facilitate effectiveness of its role.
- Mr Stuart Murray, Chief Executive Officer, leads executive management. He has been delegated responsibility by the Board for the day-to-day operation and administration of the Company. The Chief Executive Officer is assisted in managing the business of the Group by the Managing Director, the Executive Committee and the Board of Aquarius Platinum (South Africa) (Pty) Ltd. Mr Murray represents the Group's interests as a director of the Mimosa Group of companies which owns the Mimosa Platinum Mine in Zimbabwe.

Independence of non-executive directors

Independence of directors in essence means those directors independent of management and free of any business or other relationship that could, or could reasonably be perceived to, materially interfere with the exercise of unfettered and independent judgement.

In line with the ASX Principles of Good Corporate Governance and Best Practice Recommendations, the Board has accepted the guidelines outlined below in determining the independence of non-executive directors. In accordance with these, all directors, with the exception of Mr Stuart Murray as CEO of the Company and Mr Kofi Morna, who represents SavCon's BEE interests, are deemed independent.

The Board has accepted the following definition of an independent director.

An Independent Director is someone who is not a member of management, is a non-executive director and who:

a) is not a substantial shareholder (5%) of the company or an officer of, or otherwise associated directly with a substantial shareholder of the company;

b) within the last three years has not been employed in an executive capacity by the company or another Group member, or been a director after ceasing to hold any such employment;

c) within the last three years has not been a principal of a material professional adviser or a material consultant to the company or another Group member, or an employee materially associated with the service provided;

d) is not a material supplier or customer of the company or other Group member, or an officer of or otherwise associated directly or indirectly with a material supplier or customer;

e) has no material contractual relationship with the company or another Group member other than as a director of the company;

f) has not served on the board for a period which could, or could reasonably be perceived to, materially interfere with the director's ability to act in the best interest of the company; and

g) is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act in the best interest of the company.

Senior independent non-executive director

The Senior Independent Non-Executive Director, Sir William Purves, is appointed by the Board.

Company secretary

The Company Secretary, Mr Willi Boehm, is responsible for supporting the effectiveness of the Board by monitoring that Board policy and procedures are complied with, coordinating the flow of information within the Company and the completion and despatch of items for the Board and briefing materials. The Company Secretary is accountable to the Board on all governance matters. All directors have access to the services of the Company Secretary. The appointment and removal of the Company Secretary is a matter for the Board as a whole.

Succession planning

The Board brings the range of skills, knowledge, international experience and expertise necessary to govern the Group, but it is aware of the need to ensure processes are in place to assist with succession planning, not only for the Board, but within senior management. The Board periodically assesses its balance of skills and those of the Group in order to maintain an appropriate balance within the company.

Induction training and continuing professional development

In order to assist new directors and key executives in fulfilling their duties and responsibilities within the company, an induction programme is provided by the Chief Executive Officer, which includes meetings with the executive team and visits to the operating sites of the company in South Africa and Zimbabwe. The programme enables the new appointee to gain an understanding of the Company's financial, strategic, operational and risk management position. Full access to all documentation pertaining to the company is provided. It ensures new directors and key executives are aware of their rights, duties and responsibilities.

Performance review

The Board of Aquarius conducts a performance review of itself on an ongoing basis throughout the year. The size of the company and hands on management style requires an increased level of interaction between directors and executives throughout the year. Board members meet amongst themselves and with management both formally and informally. The Board considers that the current approach that it has adopted with regard to the review of its performance and of its key executives, provides the best guidance and value to the Group.

Directors' retirement and re-election

Aquarius' bye-laws determine that at each Annual General Meeting, at least one third of the Board are retired by rotation, therefore holding their positions for no longer than three years. This period of time provides continuity. A Director appointed during the year is subject for election at the forthcoming Annual General Meeting. Pursuant to the bye-laws of the Company, the managing director is not subject to retirement by rotation.

Securities trading policy

The Board has adopted a policy covering dealings in securities by directors and relevant employees. The policy is designed to reinforce to shareholders, customers and the international community that Aquarius' directors and relevant employees are expected to comply with the law and best practice recommendations with regard to dealing in securities of the Company.

In addition to the Australian Stock Exchange Listing Rules, a director and relevant employees must comply with the Model Code on directors' dealings in securities, as set out in annexure 1 to Listing Rule 9 of the Rules of the United Kingdom Listing Authority, a copy of which can be found on the Aquarius website at www.aquariusplatinum.com.

In addition to restrictions on dealing in "Closed Periods", a director and relevant employees must not deal in any securities of the Company on considerations of a short term nature and must take reasonable steps to prevent any dealings by, or on behalf of, any person connected with him in any securities of the Company on consideration of a short term nature. In line with the listing rules of the Australian Securities Exchange (ASX), the UK Listing Authority (LSE) and the JSE Limited (JSE), all dealings by directors in the securities of the Company are announced to the market.

Committees of the board

The Board has established three standing committees to assist in the execution of its responsibilities: the Audit/Risk Committee, the Remuneration & Succession Planning Committee, and the Nomination Committee. Other committees are formed from time to time to deal with specific matters.

Corporate governance statement

In line with best practice, each of the committees operates under a Charter approved by the Board detailing their role, structure, responsibilities and membership requirements. Each of these Charters is reviewed annually by the Board and the respective committee. Summaries of the Remuneration & Succession Planning, Nomination Committee Charters and a complete Audit/Risk Committee Charter can be found on the Aquarius website at www.aquariusplatinum.com.

Audit/Risk Committee

The Audit/Risk Committee (the Committee) has been established to assist the Board of Aquarius in fulfilling its corporate governance and oversight responsibilities in relation to the company's financial reports and financial reporting process, internal control structure, risk management systems (financial and non-financial) and the external audit process. The Committee is governed by a charter approved by the Board.

The Committee consists of:

- four members;
- only non-executive directors;
- only independent directors; and
- an independent chairperson, who shall be nominated by the Board from time to time but who shall not be the chairperson of the Board.

The members of the Committee at the date of this report are as follows:

- Sir William Purves (Chairman)
- Mr Nicholas Sibley
- Mr David Dix
- Mr Edward Haslam

Qualifications of Audit/Risk Committee members:

Sir William Purves is the Chairman of the Audit Committee and Senior Independent Director of the Company. Sir William joined the Hongkong and Shanghai Banking Corporation in 1954 (now part of the HSBC Group). He was appointed Chief Executive in 1986 and Group Chairman the following year.

Mr Sibley is a chartered accountant, a director of TanzaniteOne Ltd, Corney & Barrow Group Ltd and of two investment companies. He was formerly chairman of Wheelock Capital from 1994 to 1997, as well as executive chairman of Barclays de Zoete Wedd (Asia Pacific) Limited, from 1989 to 1993. Mr Sibley is a former managing director of Jardine Fleming Holdings Ltd.

Mr David Dix's background is in economics, law and taxation. He is a Barrister and Solicitor in the High Court of Australia. He has held positions with Shell Australia Limited, Macquarie Bank Limited and spent nine years with UBS Warburg, based in Melbourne as Head of Resources for Asia Pacific and London as Head of Mining. Mr Dix is Executive Chairman of Australian Oil Company, AED Oil Limited and Chairman of Quadrem Limited, a company which provides eBusiness solutions to the resource sector.

Mr Haslam is the former Chief Executive of Lonmin plc. He joined Lonmin in 1981, and was appointed a director in 1999 and Chief Executive Officer in November 2000. He retired from Lonmin in April 2004. Mr Haslam is Chairman of Finnish Nickel Mining Company Talvivaara plc, and is Senior Independent Director of the South African company Namakwa Diamonds Ltd.

The Board deems all members of the Committee have the relevant experience and understanding of accounting, financial issues and the mining industry to enable them to effectively oversee audit procedures.

The Committee reviews the performance of the external auditors on an annual basis and meets with them at least twice a year to:

- review the results and findings of the audit at year end and half year end and recommend their acceptance or otherwise to the Board; and
- review the results and findings of the audit, the appropriateness of provisions and estimates included in the financial results, the adequacy of accounting and financial controls, and to obtain feedback on the implementation of recommendations made.

The Committee receives regular reports from the external auditor on the critical policies and practices of the company, and all alternative treatments of financial information within generally accepted accounting principles that have been discussed with management.

The Committee assesses the company's structure, business and controls annually. It ensures the Board is made aware of internal control practices, risk management and compliance matters which may significantly impact upon the company in a timely manner.

The Committee meets when deemed necessary and at least twice a year. The Company Secretary acts as secretary of the Committee and distributes minutes to all Board members.

Details of attendance at Committee Meetings are set out in the Directors' Report.

Remuneration and Succession Planning Committee

The members of the Remuneration and Succession Planning Committee (the Committee) at the date of this report are:

- Mr Edward Haslam (Chairman)
- Mr Nicholas Sibley

The Committee is governed by a charter approved by the Board, a summary of which is available on the Company's website www.aquariusplatinum.com. The Board deem all members of the Committee have the relevant experience and understanding to enable them to effectively oversee their responsibilities. The members of the Committee are non-executive directors, both of whom the Board consider independent.

The committee reviews compensation arrangements for the directors and the executive team. The committee assesses the appropriateness of the nature and amount of emoluments of such officers on a periodic basis by reference to relevant employment market conditions, with the overall objective of ensuring maximum shareholder benefit from the retention of a high quality executive team. Such officers are given the opportunity to receive their base emoluments in a variety of forms including cash and fringe benefits such as motor vehicles. The nature and amount of directors' and officers' emoluments are linked to the company's financial and operational performance.

In carrying out its responsibilities, the Committee is authorised by the Board to secure the attendance of any person with relevant experience and expertise at Committee meetings, if it considers their attendance to be appropriate and to engage, at the Company's expense, outside legal or other professional advice or assistance on any matters within its charter or terms of reference.

The Committee reviews succession planning for key executive positions (other than executive Directors) to maintain an appropriate balance of skills, experience and expertise in the management of the Company. The Committee does not allow for retirement benefits of Non-executive Directors and Non-executive Directors are remunerated by way of an annual fee in the form of cash and do not receive options or bonus payments.

For details of remuneration of Directors and Executives please refer to the Directors' Report.

The Committee meets as necessary, but must meet at least once a year. The Company Secretary acts as secretary of the meetings and distributes minutes to all Board members. Details of attendance at Committee Meetings is set out in the Directors' Report.

Nomination Committee

In order to fulfil the company's responsibility to shareholders to ensure that the composition, structure and operation of the Board is of the highest standard, the full Board of Aquarius acts as the Nomination Committee. The Board believes the input of all directors is essential due to their respective expertise and knowledge of the platinum industry and exposure to the markets in which the Group operates.

Corporate governance statement

The Board is guided by a Charter, a summary of which is available on www.aquariusplatinum.com. The Board may at times take into consideration the advice of external consultants to assist with this process.

Meetings take place as often as necessary, but the Committee must meet at least once a year. The Company Secretary acts as secretary of the meetings and distributes minutes to all Board members.

Appointments are referred to shareholders at the next available opportunity for election in general meeting.

Continuous disclosure

The Company has in place a Continuous Disclosure Policy, a summary of which is available on the website www.aquariusplatinum.com. The Policy is in line with the Australian Stock Exchange's guidance policy on timely and balanced disclosure. This outlines the company's commitment to disclosure, ensuring that timely and accurate information is provided to all shareholders and stakeholders. The Company Secretary is the nominated Communication Officer and is responsible for liaising with the Board to ensure that the Company complies with its continuous disclosure requirements.

A three member Disclosure Committee has been formed comprising the Chief Executive Officer, Mr Stuart Murray, the Company Secretary, Mr Willi Boehm and any one non-executive director. The Disclosure Committee is responsible for overseeing and coordinating the disclosure of information and announcements to the regulatory authorities, analysts, brokers, shareholders, the media and the public.

The Board regularly reviews the company's compliance with its continuous disclosure obligations.

Communications with shareholders

Shareholder communication is given high priority by the Company. In addition to statutory requirements, such as the Annual Report and Financial Statements for the half and full year, Aquarius Platinum maintains a website which contains announcements and quarterly reports which have been released to the listing authorities – the ASX, LSE and the JSE – and forwarded to the Securities and Exchange Commission (SEC) in the US. Media articles and presentations are also placed on the website as they occur so they may be viewed by shareholders and prospective investors. Shareholders are able to contact the Company via the website at info@aquariusplatinum.com. Through the website, shareholders are also given the opportunity to provide an email address through which they are able to receive these documents. The Chief Executive Officer hosts web-casts for the half-year and full-year results, notification of these is provided to all on the website database.

Meetings

Aquarius Platinum Notice of Meeting materials are distributed to shareholders with an accompanying explanatory memorandum. These documents present the business of the meeting clearly and concisely and are presented in a manner that will not mislead shareholders or the market as a whole. The Notice is despatched to shareholders in a timely manner providing at least 21 days notice pursuant to the bye-laws of the Company. Each notice includes the business of the meeting, details of the location, time and date of the meeting and proxy voting instructions are included.

Upon release of the Notice of Meeting and Explanatory Memorandum to the ASX, LSE and the JSE, a full text of the Notice of Meeting and Explanatory Memorandums is placed on the website of the Company at www.aquariusplatinum.com for shareholders and other market participants who may consider investing in the company.

Code of conduct

The Aquarius Code of Conduct has been developed by the Board to provide a framework for all employees to conduct the business of the Company in an ethical and legal manner. It is important that the Company maintains its obligations to shareholders, the community, contractors and suppliers.

There are areas in which the Company must develop detailed policies in accordance with the requirements of local authorities and comply with local laws. To this end the Code of Conduct stands more as a set of principles developed by the Board to guide employees to act with integrity and make informed choices when communicating or acting on behalf of the Company.

The Board and management of the Company have a clear commitment to the Code of Conduct. A summary of The Code of Conduct is available on www.aquariusplatinum.com.

Corporate Governance Compliance

Notification of Departure

Item 8.1: Performance evaluation of the Board and key executives

Explanation of departure

The Board of Aquarius conducts its performance review of itself on an ongoing basis throughout the year. The small size of the company and hands on management style requires an increased level of interaction between directors and executives throughout the year. Board members meet amongst themselves and with management both formally and informally. The Board considers that the current approach that it has adopted with regard to the review of its performance and of its key executives provides the best guidance and value to the Group.

Item 9.1: Disclosure of remuneration policy and procedures

Explanation of departure

The Group operates in an industry that has a limited number of participants. The industry is under constant pressure from skills shortages and is exposed to a high level of staff poaching. To protect against this, the Company considers it imprudent to disclose the names and the exact value of the remuneration received by each of the top five non-director executives. However, in accordance with the ASX Principles of Good Corporate Governance, the Company advises that the total amount paid, as set out in the Directors' report, to the top 5 non-director executives includes payments in respect of salaries, non-cash benefits such as motor vehicles and superannuation contributions.

Directors' declaration

In accordance with a resolution of the Board of Directors of Aquarius Platinum Limited, I state that:

In the opinion of the Directors:

a) the financial statements and notes of the consolidated entity:
   i. give a true and fair view of the financial position as at 30 June 2008 and the performance for the year ended on that date of the consolidated entity; and
   ii. comply with International Accounting Standards; and

b) there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

On behalf of the Board



Stuart Murray
Director

30 September 2008

Audit report

Independent auditor's report to the members of Aquarius Platinum Limited

We have audited the accompanying financial report of Aquarius Platinum Limited and the entities it controlled (the Group), which comprises the consolidated balance sheet as at 30 June 2008, and the consolidated income statement, consolidated statement of recognised income and expense and consolidated cash flow statement for the year ended on that date, a summary of significant accounting policies, other explanatory notes and the directors' declaration of the consolidated entity comprising the company and the entities it controlled at the year's end or from time to time during the financial year.

Directors' Responsibility for the Financial Report

The directors of the company are responsible for the preparation and fair presentation of this financial report in accordance with International Financial Reporting Standards. This responsibility includes establishing and maintaining internal controls relevant to the preparation and fair presentation of the financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility

Our responsibility is to express an opinion on the financial report based on our audit. We conducted our audit in accordance with International Standards on Auditing. These standards require that we comply with relevant ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial report is free from material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial report, whether due to fraud or error. In making those risk assessments, we consider internal controls relevant to the entity's preparation and fair presentation of the financial report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal controls. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Independence

We are independent of the company, and have met the independence requirements of Australian and International professional ethical pronouncements.

Auditor's Opinion

In our opinion, the consolidated financial report presents fairly in all material respects the financial position of the Group as of 30 June 2008, and its financial performance and cash flows for the year then ended in accordance with International Financial Reporting Standards.



Ernst & Young



V W Tidy
Partner
Perth

30 September 2008

Consolidated income statement

for the year ended 30 June 2008

	Note	2008 $'000	2007 $'000
Revenue	7	919,012	709,183
Cost of sales	7	(359,873)	(300,813)
Gross profit		559,139	408,370
Other income	7	2,109	1,619
Administrative costs	7	(10,467)	(8,972)
Other operating gain/(loss)	7	14,286	(1,341)
Profit from operating activities		565,067	399,676
Finance costs	7	(28,260)	(15,218)
Profit before income tax		536,807	384,458
Income tax expense	8	(173,214)	(90,861)
Net profit for the year		363,593	293,597
Attributable to:			
Equity holders of the parent	30	236,474	187,223
Minority interest		127,119	106,374
		363,593	293,597
Earnings per share			
Basic earnings per share (cents per share)	9	91.98	72.84*
Diluted earnings per share (cents per share)	9	91.47	72.17*

* Adjusted for three for one share split approved by shareholders on 23 November 2007

Consolidated balance sheet

as at 30 June 2008

	Note	2008 $'000	2007 $'000
ASSETS			
Non-current assets			
Receivables	11	10,795	11,612
Available for sale investments	12	4,804	414
Property, plant and equipment	13	214,314	219,113
Mining assets	14	284,629	299,672
Goodwill	15	58,505	–
Total non-current assets		573,047	530,811
Current assets			
Cash and cash equivalents	18	170,956	287,663
Trade and other receivables	19	186,964	100,577
Inventories	20	35,941	26,123
Total current assets		393,861	414,363
Total assets		966,908	945,174
EQUITY AND LIABILITIES			
Capital and reserves			
Issued capital	28	13,103	12,823
Shares reserved for share plan	28	(1,012)	–
Reserves	29	279,292	126,202
Retained earnings	30	217,531	317,113
Equity attributable to equity holders of the parent		508,914	456,138
Minority interest	31	35,600	176,407
Total equity		544,514	632,545
Non-current liabilities			
Payables	21	2,219	54,228
Interest bearing loans and borrowings	22	1,657	31,272
Deferred tax liabilities	8	92,288	103,378
Provisions	23	58,618	69,026
Total non-current liabilities		154,782	257,904
Current liabilities			
Trade and other payables	24	56,294	44,715
Interest bearing loans and borrowings	25	208,161	4,583
Current tax liabilities	8	1,644	4,851
Provisions	26	474	576
Derivative financial instruments	27	1,039	–
Total current liabilities		267,612	54,725
Total liabilities		422,394	312,629
Total equity and liabilities		966,908	945,174

Consolidated cash flow statement

for the year ended 30 June 2008

	Note	2008 $'000	2007 $'000
Cash flows from operating activities			
Receipts from customers		894,269	654,238
Payments to suppliers and employees		(378,364)	(263,491)
Interest received		28,095	19,183
Interest and other finance costs paid		(19,628)	(11,511)
Other income		2,111	1,619
Income taxes paid		(175,851)	(59,251)
Net cash from operating activities		350,632	340,787
Cash flows from investing activities			
Payments for property plant & equipment and mine development costs		(65,743)	(57,169)
Payments for mine closure/rehabilitation costs		(4,372)	(3,612)
Acquisition of joint venture interest net of cash acquired	16	(22,899)	–
Redeemable deposit		(32,159)	–
Payments for purchase of equity investments		(4,434)	(50,456)
Net cash used in investing activities		(129,607)	(111,237)
Cash flows from financing activities			
Proceeds from issue of shares		370,203	5,972
Share issue costs		(8,035)	–
Share buy back		(733,813)	–
Return of capital		(14,587)	–
Proceeds from borrowings		210,361	509
Repayment of share-plan loans		–	313
Repayment of borrowings		(82,773)	(87,974)
Purchase of shares reserved for share plan		(1,012)	–
Dividends paid		(51,307)	(25,364)
Dividends paid by subsidiary to minority interests		(9,118)	–
Net cash used in financing activities		(320,081)	(106,544)
Net increase/(decrease) in cash held		(99,056)	123,006
Cash and cash equivalents at beginning of the financial year		287,663	162,425
Net foreign exchange differences		(17,651)	2,232
Cash and cash equivalents at end of the financial year	18	170,956	287,663

Consolidated statement of recognised income and expenses

for the year ended 30 June 2008

	2008 $'000	2007 $'000
Foreign currency translation adjustments	(49,001)	5,488
Net gain/(loss) recognised directly in equity	(49,001)	5,488
Net profit for the year	363,593	293,597
Total recognised income and expenses for the year	314,592	299,085
Attributable to:		
Equity holders of the parent	209,286	190,186
Minority interest	105,306	108,899
Total recognised income and expenses for the year	314,592	299,085

1. Corporate information

The consolidated financial statements of Aquarius Platinum Limited (Aquarius or the Company) for the year ended 30 June 2008 were authorised for issue in accordance with a resolution of the directors on 30 September 2008. Aquarius Platinum Limited is a limited company incorporated and domiciled in Bermuda whose shares are publicly traded. The principal activities of the Group are described in the Directors' Report.

2. Basis of preparation

The consolidated financial statements have been prepared under the historical cost accounting convention except for available for sale investments and derivative financial instruments that have been measured at fair value.

Statement of Compliance

The consolidated financial statements of Aquarius Platinum Limited and all its subsidiaries have been prepared in accordance with International Financial Reporting Standards (IFRS).

The consolidated financial information is presented in US Dollars and has been rounded to the nearest thousand US Dollars unless otherwise stated.

Basis of Consolidation

The consolidated financial statements comprise the accounts of Aquarius, the parent company and its controlled subsidiaries, after the elimination of all material intercompany balances and transactions.

Subsidiaries are consolidated from the date the parent entity obtains control and continue to be consolidated until such time as control ceases. Where there is a loss of control of a subsidiary, the consolidated accounts include the results for the part of the reporting period during which the parent entity had control. A list of subsidiaries appears in Note 35(a).

Acquisitions are accounted for using the purchase method of accounting.

The accounts of subsidiaries are prepared for the same reporting period as the parent entity, using consistent accounting policies. Adjustments are made to bring into line any dissimilar accounting policies which may exist.

Minority interest principally represents the interests in AQPSA not held by the Company.

Acquisition of minority interests are accounted for using the entity method, whereby, the difference between the consideration and the carrying value of the share of net assets acquired is recognised in equity.

3. New accounting standards and interpretations

In the current year, the Group has adopted all of the new and revised Standards and Interpretations issued by the International Accounting Standards Board (the IASB) and the International Financial Reporting Interpretations Committee (IFRIC) of the IASB that are relevant to its operations and effective for accounting periods beginning on 1 July 2007. The adoption of these new and revised Standards and Interpretations, including IFRS 7 Financial Instruments: Disclosures, had no material effect on the profit and loss or financial position of the Group.

4. Significant accounting judgements and estimates

In the process of applying the Group's accounting policies, management has made the following judgements and estimations, which have the most significant effect on the amounts recognised in the financial statements. The carrying amounts of certain assets and liabilities are often determined based on estimates and assumptions of future events. The key estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of certain assets and liabilities within the next annual reporting period are:

- **Determination of mineral resources and ore reserves**

  Aquarius estimates its mineral resources and ore reserves in accordance with the Australian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves 2004 (the 'JORC code'). The information on mineral resources and ore reserves was prepared by or under the supervision of Competent Persons as defined in the JORC code.

  There are numerous uncertainties inherent in estimating mineral resources and ore reserves and assumptions that are valid at the time of estimation may change significantly when new information becomes available.

  Changes in the forecast prices of commodities, exchange rates, production costs or recovery rates may change the economic status of reserves and may, ultimately, result in the reserves being restated. Such changes in reserves could impact on depreciation and amortisation rates, asset carrying values, deferred stripping costs and provisions for decommissioning and restoration.

- **Impairment of capitalised exploration and evaluation expenditure**

  The future recoverability of capitalised exploration and evaluation expenditure is dependent on a number of factors, including whether the Group decides to exploit the related lease itself or, if not, whether it successfully recovers the related exploration and evaluation asset through sale.

  Factors which could impact the future recoverability include the level of proved and probable mineral reserves, future technological changes which could impact the cost of mining, future legal changes (including changes to environmental restoration obligations) and changes to commodity prices.

  To the extent that capitalised exploration and evaluation expenditure is determined not to be recoverable in the future, this will reduce profits and net assets in the period in which this determination is made.

  In addition, exploration and evaluation expenditure is capitalised if activities in the area of interest have not yet reached a stage which permits a reasonable assessment of the existence or otherwise of economically recoverable reserves. To the extent that it is determined in the future that this capitalised expenditure should be written off, this will reduce profits and net assets in the period in which this determination is made.

- **Impairment of capitalised mine development expenditure**

  The future recoverability of capitalised mine development expenditure is dependent on a number of factors, including the level of proved and probable and mineral reserves. To the extent that capitalised mine development expenditure is determined not to be recoverable in the future, this will reduce profits and net assets in the period in which this determination is made.

- **Impairment of property, plant and equipment**

  Property, plant and equipment is reviewed for impairment if there is any indication that the carrying amount may not be recoverable. Where a review for impairment is conducted, the recoverable amount is assessed by reference to the higher of 'value in use' (being the net present value of expected future cash flows of the relevant cash generating unit) and 'fair value less costs to sell'.

4. Significant accounting judgements and estimates (continued)

In determining value in use, future cash flows are based on:

- Estimates of the quantities of economically recoverable ore reserves and mineral resources for which there is a high degree of confidence of economic extraction;
- Future production levels;
- Future commodity prices; and
- Future cash costs of production

Variations to the expected future cash flows, and the timing thereof, could result in significant changes to any impairment losses recognised, if any, which could in turn impact future financial results.

- **Impairment of goodwill**

  The Group determines whether goodwill is impaired at least on an annual basis or more frequently if an indication of impairment exists. This requires an estimation of the recoverable amount of the cash-generating units to which the goodwill is allocated. Refer note 15 for assumptions.

- **Restoration provisions**

  The Group records the present value of the estimated cost of restoring operating locations in the period in which the obligation arises, which is typically at the commencement of production. The nature of the restoration activities includes the removal of facilities, abandonment of mine sites and rehabilitation of the affected areas. In most instances this arises many years in the future. The application of this policy necessarily requires judgmental estimates and assumptions regarding the date of abandonment, future environmental legislation, the engineering methodology adopted, future technologies to be used and the asset specific discount rates used to determine the present value of these cash flows.

5. Significant accounting policies

(a) Investments and other financial assets

Financial assets are classified as either financial assets at fair value through profit or loss, loans and receivables and available-for-sale financial assets, as appropriate. When financial assets are recognised initially, they are measured at fair value, plus, in the case of investments not at fair value through profit or loss, directly attributable transaction costs. The Group determines the classification of its financial assets after initial recognition and, where allowed and appropriate, re-evaluates this designation at each financial year-end.

All regular way purchases and sales of financial assets are recognised at the trade date i.e. the date the Group commits to purchase the asset.

The fair value of investments that are actively traded in organised financial markets is determined by reference to quoted market bid prices at the close of business on the balance sheet date. For investments where there is no active market, fair value is determined using valuation techniques. Such techniques include using arm's length market transactions, reference to the current market value of another instrument, which is substantially the same, discounted cash flow analysis and option pricing models.

Available-for-sale financial assets

Available-for-sale financial assets are those non-derivative financial assets that are designated as available-for-sale or are not classified as either financial assets at fair value through profit or loss, loans and receivables or held to maturity financial assets. After initial recognition available-for sale financial assets are measured at fair value with gains or losses being recognised as a separate component of equity until the investment is derecognised or until the investment is determined to be impaired at which time the cumulative gain or loss previously reported in equity is included in the income statement.

5. Significant accounting policies (continued)

(a) Investments and other financial assets (continued)

Held-for-trading

Financial assets are classified as held-for-trading if they are acquired for the purpose of selling in the near future. After initial recognition, investments which are classified as held for trading are measured at fair value. Gains or losses on investments held for trading are recognised in income.

Held-to-maturity

Other long-term investments that are intended to be held-to-maturity, such as bonds, are subsequently measured at amortised cost using the effective interest rate method. Amortised cost is calculated by taking into account any discount or premium on acquisition, over the period to maturity. For investments carried at amortised cost, gains and losses are recognised in income when the investments are derecognised or impaired, as well as through the amortisation process.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are carried at amortised cost using the effective interest method. Gains and losses are recognised in income when the loans and receivables are derecognised or impaired, as well as through the amortisation process.

(b) Mining assets

Mining assets comprise exploration, evaluation and mine development costs and the cost of mineral properties acquired.

Exploration and evaluation expenditure

Expenditure on exploration and evaluation is accounted for in accordance with the 'area of interest' method. Exploration and evaluation expenditure is capitalised provided the rights to tenure of the area of interest is current and either:

- the exploration and evaluation activities are expected to be recouped through successful development and exploitation of the area of interest or, alternatively, by its sale; or
- exploration and evaluation activities in the area of interest have not at the reporting date reached a stage which permits a reasonable assessment of the existence or otherwise of economically recoverable reserves, and active and significant operations in, or relating to, the area of interest are continuing.

When the technical feasibility and commercial viability of extracting a mineral resource has been demonstrated then any capitalised exploration and evaluation expenditure is reclassified as capitalised mine development. Prior to reclassification, capitalised exploration and evaluation expenditure is assessed for impairment.

Impairment

The carrying value of capitalised exploration and evaluation expenditure is assessed for impairment at the cash generating unit level whenever facts and circumstances suggest that the carrying amount of the asset may exceed its recoverable amount.

The recoverable amount of capitalised exploration and evaluation expenditure is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

An impairment exists when the carrying amount of an asset or cash-generating unit exceeds its estimated recoverable amount. The asset or cash-generating unit is then written down to its recoverable amount. Any impairment losses are recognised in the income statement.

5. Significant accounting policies (continued)

(b) Mining assets (continued)

Mine development expenditure

Mine development expenditure represents the costs incurred in preparing mines for production, and includes stripping and waste removal costs incurred before production commences. These costs are capitalised to the extent they are expected to be recouped through successful exploitation of the related mining leases. Once production commences, these costs are amortised using the units-of-production method based on the estimated economically recoverable reserves to which they relate or are written off if the mine property is abandoned. Costs incurred to maintain production are expensed as incurred against the related production.

Impairment

The carrying value of capitalised mine development expenditure is assessed for impairment whenever facts and circumstances suggest that the carrying amount of the asset may exceed its recoverable amount.

The recoverable amount of capitalised mine development expenditure is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

For an asset that does not generate largely independent cash inflows, recoverable amount is determined for the cash-generating unit to which the asset belongs, unless the asset's value in use can be estimated to be close to its fair value.

An impairment exists when the carrying amount of an asset or cash-generating unit exceeds its estimated recoverable amount. The asset or cash-generating unit is then written down to its recoverable amount. Any impairment losses are recognised in the income statement.

(c) Derecognition of financial assets and liabilities

A financial asset (or, where applicable a part of a financial asset or part of a Group of similar financial assets) is derecognised where:

- the rights to receive cash flows from the asset have expired;
- the Group retains the right to receive cash flows from the asset, but has assumed an obligation to pay them in full without material delay to a third party under a 'pass-through' arrangement; or
- the Group has transferred its rights to receive cash flows from the asset and either (a) has transferred substantially all the risks and rewards of the asset, or (b) has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

Where the Group has transferred its rights to receive cash flows from an asset and has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the asset is recognised to the extent of the Group's continuing involvement in the asset. Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Group could be required to repay.

Where continuing involvement takes the form of a written and/or purchased option (including a cash-settled) option or similar provision) on the transferred asset, the extent of the Group's continuing involvement is the amount of the transferred asset that the Group may repurchase, except that in the case of a written put option (including a cash-settled option or similar provision) on an asset measured at fair value, the extent of the Group's continuing involvement is limited to the lower of the fair value of the transferred asset and the option exercise price.

5. Significant accounting policies (continued)

(c) Derecognition of financial assets and liabilities (continued)

Financial liabilities

A financial liability is derecognised when the obligation under the liability is discharged or cancelled or expires. Where an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognised in profit or loss.

(d) Impairment of financial assets

The Group assesses at each balance sheet date whether a financial asset or group of financial assets is impaired.

Asset carried at amortised cost

If there is objective evidence that an impairment loss on loans and receivables carried at amortised cost has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate (i.e. the effective interest rate computed at initial recognition). The carrying amount of the asset shall be reduced either directly or through use of an allowance account. The amount of the loss shall be recognised in profit or loss.

The Group first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant, and individually or collectively for financial assets that are not individually significant. If it is determined that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, the asset is included in a group of financial assets with similar credit risk characteristics and that group of financial assets is collectively assessed for impairment. Assets that are individually assessed for impairment and for which an impairment loss is or continues to be recognised are not included in a collective assessment of impairment.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised, the previously recognised impairment loss is reversed. Any subsequent reversal of an impairment loss is recognised in the income statement, to the extent that the carrying value of the asset does not exceed its amortised cost at the reversal date.

Assets carried at cost

If there is objective evidence that an impairment loss on an unquoted equity instrument that is not carried at fair value because its fair value cannot be reliably measured, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset.

Available-for-sale financial assets

If an available-for-sale asset is impaired, an amount comprising the difference between its cost (net of any principal payment and amortisation) and its current fair value, less any impairment loss previously recognised in profit or loss, is transferred from equity to the income statement. Reversals in respect of equity instruments classified as available-for-sale are not recognised in profit. Reversals of impairment losses on debt instruments are reversed through profit or loss, if the increase in fair value of the instrument can be objectively related to an event occurring after the impairment loss was recognised in profit or loss.

5. Significant accounting policies (continued)

(e) Foreign currencies

The consolidated financial statements are stated in US Dollars which is the Company's functional and presentation currency. Each entity in the Group determines its own functional currency and items included in each entity are measured using that functional currency.

Foreign currency transactions

Transactions in foreign currencies are recorded in the applicable functional currency at the rate of exchange ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated at the rate of exchange ruling at the balance sheet date. Non-monetary items are recorded in the applicable functional currency using the exchange rate at the date of the transaction. All exchange differences are taken to the income statement.

Translation of financial reports of foreign operations

The Mimosa Investments Limited Group financial statements incorporate those of its controlled entities in Zimbabwe, which have been prepared using US Dollars as the functional currency. The functional currency of subsidiaries in South Africa is considered to be the South African Rand. The functional currency of subsidiaries in Australia is considered to be the Australian Dollar.

The assets and liabilities of these entities are translated to the Group presentation currency at rates of exchange ruling at the balance sheet date. Income and expense items are translated at average exchange rates for the period. Any exchange differences are taken directly to the foreign currency translation reserve. On disposal of a foreign entity, cumulative deferred exchange differences are recognised in the income statement as part of the profit or loss on sale.

(f) Property, plant and equipment

All items of property, plant and equipment are stated at cost less accumulated depreciation and accumulated impairment in value. The carrying values are reviewed for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable and where carrying values exceed their recoverable amount, assets are written down to their recoverable amount.

Property, plant and equipment, excluding land, is depreciated at rates based on the expected useful economic life of each item, using the straight line method. Mine plant is amortised using the lesser of its useful life or the life of the mine based on the straight-line or unit of production method respectively. Buildings and equipment, which includes vehicles and furniture, are depreciated on the straight-line basis at rates, which will reduce their book values to estimated residual values over their expected useful lives. Capitalised lease assets are depreciated over the shorter of the estimated useful life of the asset or the lease term. The major depreciation rates for all periods presented are:

- Buildings – 3 to 12.5 years
- Furniture and fittings – 3 to 5 years
- Plant and equipment, including assets held under lease – 3 to 13 years

An item of property plant and equipment is derecognised upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the income statement in the year the asset is derecognised.

(g) Business combinations and goodwill

On the acquisition of a subsidiary, the purchase method of accounting is used where-by the purchase consideration is allocated to the identifiable assets, liabilities and contingent liabilities (identifiable net assets) on the basis of fair value at the date of acquisition. Those mineral reserves and resources that are able to be reliably valued are recognised in the assessment of fair values on acquisition. Other potential reserves, resources and rights, for which fair values cannot be reliably determined, are not recognised.

5. Significant accounting policies (continued)

(g) Business combinations and goodwill (continued)

Goodwill is initially measured at cost being the excess of the cost of the business combination over the Group's share in the net fair value of the acquiree's identifiable assets, liabilities and contingent liabilities.

If the fair value attributable to the Group's share of the identifiable net assets exceeds the fair value of the consideration, the Group reassesses whether it has correctly identified and measured the assets acquired and liabilities and contingent liabilities assumed and recognises any additional assets or liabilities that are identified in that review. If that excess remains after reassessment, the Group recognises the resulting gain in profit or loss on the acquisition date.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group's cash generating units that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units

(h) Revenue recognition

Revenue is recognised and measured at fair value to the extent that it is probable that the economic benefits will flow to the Aquarius Group and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognised:

Interest

Revenue is recognised as the interest accrues on interest bearing cash deposits, using the effective interest method.

Sale of goods

Revenue on sale of goods is recognised when risks and rewards of ownership of the goods have passed to the buyer.

Dividends

Revenue is recognised when the Group's right to receive the payment is established.

(i) Income taxes

Current tax

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted by the balance sheet date.

Deferred tax

Deferred income tax is provided using the liability method on temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. Deferred tax liabilities are recognised for all taxable temporary differences, except:

- Where the deferred tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and
- in respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets are recognised for all deductible temporary differences, carry-forward of unused tax credits and unused tax loses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry-forward of unused tax credits and unused tax loses can be utilised except:

5. Significant accounting policies (continued)

(i) Income taxes (continued)

Deferred tax (continued)

- where the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and
- in respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred tax assets are recognised only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilised.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilised. Unrecognised deferred income tax assets are reassessed at each balance sheet date and are recognised to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Income tax relating to items recognised directly in equity is recognised in equity and not in the income statement.

Deferred tax assets and deferred tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

(j) Employee entitlements

Provision is made for employee entitlement benefits accumulated as a result of employees rendering services up to the balance date. Liabilities arising in respect of wages and salaries, annual leave and other benefits expected to be settled within twelve months of the balance date are measured at rates which are expected to be paid when the liability is settled.

All other employee entitlement liabilities are measured at the present value of estimated payments to be made in respect of services rendered up to reporting date.

Contributions for pensions and other post employment benefits to defined contribution plans are recognised in the income statement as incurred during the period in which employees render the related service.

(k) Interest-bearing loans and borrowings

Loans and borrowings are initially recognised at the fair value of the consideration received less directly attributable transaction costs. After initial recognition, all interest bearing loans and borrowings, other than liabilities held for trading, are subsequently measured at amortised cost using the effective interest method.

(l) Borrowing costs

Borrowing costs are recognised as expenses in the period in which they are incurred.

(m) Trade and other payables

Liabilities for trade and other payables, whether billed or not billed to the Group, which are normally settled on 30-90 day terms, are carried at amortised cost.

5. Significant accounting policies (continued)

(n) Provisions

Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where the Group expects some or all of a provision to be reimbursed, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain. The expense relating to any provision is presented in the income statement net of any reimbursement. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognised as a borrowing cost.

(o) Cash

Cash and cash equivalents include cash on hand and in banks, and deposits at call which have an original maturity of three months or less. For the purpose of the consolidated cash flow statement, cash and cash equivalents consist of cash and cash equivalents as defined above, net of outstanding bank overdrafts.

(p) Inventories

Inventories comprise consumables, reagents, produce, packaging, chromite, reef ore stockpiled and concentrate awaiting further processing and are valued at the lower of cost and net realisable value. Cost is determined on the weighted average method and includes direct mining expenditure and an appropriate proportion of overhead expenditure.

(q) Trade and other receivables

Trade receivables include actual invoiced sales of PGM concentrate as well as sales not yet invoiced for which deliveries have been made and the risks and rewards of ownership have passed. Sale of PGM concentrate is settled in USD based on the average market price of the month ruling up to three months after the month of delivery. The receivable amount calculated for the PGM concentrate delivered but not yet invoiced is based on fair value at the date of delivery.

Trade receivables are recognised at original invoice amount less an allowance for any uncollectible amounts.

Other receivables are stated at cost less any allowance for uncollectible amounts. An allowance is made when there is objective evidence that the Group will not be able to collect the debts. Bad debts are written off when identified.

(r) Provision for mine site rehabilitation

The provision for rehabilitation represents the cost of restoring site damage following initial disturbance. Increases in the provision are capitalised to deferred mining assets to the extent that the future benefits will arise. Cost incurred that related to an existing condition caused by past operations and do not have a future economic benefit are expensed.

Gross rehabilitation costs are estimated at the present value of the expenditures expected to settle the obligation, using estimated cash flows based on current prices. The estimates are discounted at a pre-tax rate that reflects current market assessments of the time value of money and where appropriate the risk specific to the liability. The unwinding of the discount is recorded as an accretion charge within finance costs.

Rehabilitation costs capitalised to mining assets are amortised over the operating life of each mine using the units of production method based on estimated proven and probable mineral reserves. Expenditure on ongoing rehabilitation costs is brought to account when incurred.

In South Africa, annual contributions are made to an Environmental Rehabilitation Trust Fund, created in accordance with South African Statutory requirements, to fund the estimated cost of rehabilitation during and at the end of the life of a mine. The funds that have been paid into the trust fund plus the growth in the trust fund are shown as an asset on the balance sheet.

5. Significant accounting policies (continued)

(s) Share capital

Share capital is recognised at the fair value of the consideration received by the Company. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction from the proceeds.

(t) Derivative financial instruments

Derivative financial instruments are used by a joint venture in which the Company has a 50% interest (Platinum Mile Resources (Pty) Ltd) to manage exposures to platinum group metals. Hedge accounting is not applied. Derivative financial instruments are stated at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value at each reporting date. The resulting gain or loss is recognised in the income statement immediately.

(u) Leases

The determination of whether an arrangement is, or contains a lease is based on the substance of the arrangement at inception date of whether the fulfilment of the arrangement is dependent on the use of a specific asset or assets or the arrangement conveys a right to use the asset.

Leases where the lessor retains substantially all the risks and benefits of ownership of the asset are classified as operating leases. Operating lease payments are recognised as an expense in the income statement on a straight-line basis over the lease term.

Finance leases, which transfer to the Group substantially all the risks and benefits incidental to ownership of the leased item, are capitalised at the inception of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly against income.

(v) Interest in joint ventures

The Group's interest in joint ventures is accounted for by proportionate consolidation, which involves recognising a proportionate share of the joint venture's assets, liabilities, income and expenses with similar items in the consolidated financial statements on a line-by-line basis.

(w) Impairment of non-financial assets

The carrying amounts of the Group's assets are reviewed at each balance sheet date to determine whether there is any indication of impairment. If there is any indication that an asset may be impaired, its recoverable amount is estimated and the book value of the asset is written down to its recoverable amount. The recoverable amount is the higher of net selling price and value in use.

In assessing value in use, the expected future cash flows from the asset are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. An impairment loss is recognised whenever the carrying amount of an asset exceeds its recoverable amount.

For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs. An impairment loss is recognised in the income statement whenever the carrying amount of the cash-generating unit exceeds its recoverable amount.

A previously recognised impairment loss is reversed if the recoverable amount increases as a result of a change in the estimates used to determine the recoverable amount, but not to an amount higher than the carrying amount that would have been determined (net of depreciation) had no impairment loss been recognised in prior years.

5. Significant accounting policies (continued)

(x) Share-based payment transactions

Employees (including senior executives) of the Group receive remuneration in the form of equity based payment transactions, whereby employees render services as consideration for equity instruments ('equity-settled transactions').

The Group currently has a share plan and an option plan for directors and employees. Loans made under the share plan are treated as share-based compensation under IFRS 2.

Equity-settled transactions

The cost of equity-settled transactions with employees is measured by reference to the fair value at the date on which they are granted. The fair value is determined by an external valuer using a binomial or Black & Scholes pricing model. In valuing equity-settled transactions, no account is taken of any performance conditions, other than conditions linked to the price of the shares of the Company, if applicable.

The cost of equity-settled transactions is recognised, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award ('the vesting date'). The cumulative expense recognised for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Group's best estimate of the number of equity instruments that will ultimately vest.

The income statement charge or credit for a period represents the movement in cumulative expense recognised as at the beginning and end of that period.

No expense is recognised for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition, which are treated as vesting irrespective of whether or not the market condition is satisfied, provided that all other performance conditions are satisfied.

Where the terms of an equity-settled award are modified, as a minimum an expense is recognised as if the terms had not been modified. In addition, an expense is recognised for any modification, which increases the total fair value of the share-based payment arrangement, or is otherwise beneficial to the employee as measured at the date of modification.

Where an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognised for the award is recognised immediately. However, if a new award is substituted for the cancelled award, and designated as a replacement award on the date that it is granted, the cancelled and new awards are treated as if they were a modification of the original award, as described in the previous paragraph.

The dilutive effect of outstanding options is reflected as additional share dilution in the computation of earnings per share.

Shares in the Group acquired on market and held by the share plan are shown as a deduction from equity.

(y) Earnings per share

Basic earnings per share

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the company, excluding any costs of servicing equity other than dividends, by the weighted average number of ordinary shares, adjusted for any bonus elements.

5. Significant accounting policies (continued)

(y) Earnings per share (continued)

Diluted earnings per share

Diluted earnings per share is calculated as net profit attributable to members of the parent, adjusted for:

- costs of servicing equity (other than dividends);
- the after tax effect of dividends and interest associated with dilutive potential ordinary shares that have been recognised as expenses; and
- other non-discretionary changes in revenues or expenses during the period that would result from the dilution of potential ordinary shares;
- divided by the weighted average number of ordinary shares and dilutive potential ordinary shares, adjusted for any bonus elements.

(z) Dividends

Provision is made for the amount of any dividend declared on or before the end of the financial year but not distributed at balance date.

Future accounting standards

Certain International Financial Reporting Standards and IFRIC Interpretations have recently been issued or amended but are not yet effective and have not been adopted by the Group for the annual reporting period ended on 30 June 2008. The Directors have assessed the impact of the new standards or amended standards and interpretations (to the extent relevant to the Group) as follows:

Reference	Title	Summary	Application date of standard*	Impact on Group financial report	Application date for Group*
IFRS 8	Operating Segments and consequential amendments to other International Accounting Standards	New standard replacing IAS 14 Segment Reporting, which adopts a management reporting approach to segment reporting.	1 January 2009	IFRS 8 is a disclosure standard so will have no direct impact on the amounts included in the Group's financial statements, although it may indirectly impact the level at which goodwill is tested for impairment. In addition, the amendments may have an impact on the Group's segment disclosures.	1 July 2009
IAS 123 (Revised)	Borrowing Costs	The amendments IAS 23 require that all borrowing costs associated with a qualifying asset be capitalised.	1 January 2009	These amendments to IAS 23 require that all borrowing costs associated with a qualifying asset be capitalised. The Group has no borrowing costs associated with qualifying assets and as such the amendments are not expected to have any impact on the Group's financial report.	1 July 2009

5. Significant accounting policies (continued)

Reference	Title	Summary	Application date of standard*	Impact on Group financial report	Application date for Group*
IAS 101 (Revised)	Presentation of Financial Statements and consequential amendments to other International Accounting Standards	Introduces a statement of comprehensive income. Other revisions include impacts on the presentation of items in the statement of changes in equity, new presentation requirements for restatements or reclassifications of items in the financial statements, changes in the presentation requirements for dividends and changes to the titles of the financial statements.	1 January 2009	These amendments are only expected to affect the presentation of the Group's financial report and will not have a direct impact on the measurement and recognition of amounts disclosed in the financial report. The Group has not determined at this stage whether to present a single statement of comprehensive income or two separate statements.	1 July 2009
IAS 32	Amendments to International Accounting Standards – Puttable Financial Instruments and Obligations arising on Liquidation	The amendments provide a limited exception to the definition of a liability so as to allow an entity that issues puttable financial instruments with certain specified features, to classify those instruments as equity rather than financial liabilities.	1 January 2009	These amendments are not expected to have any impact on the Group's financial report as the Group does not have on issue or expect to issue any puttable financial instruments as defined by the amendments.	1 July 2009
IAS 127 (Revised)	Consolidated and Separate Financial Statements	Under the revised standard, a change in the ownership interest of a subsidiary (that does not result in loss of control) will be accounted for as an equity transaction.	1 July 2009	If the Group changes its ownership interest in existing subsidiaries in the future, the change will be accounted for as an equity transaction. This will have no impact on goodwill, nor will it give rise to a gain or a loss in the Group's income statement.	1 July 2009

6. Segment information

(a) Segment products and locations

The primary reporting format is determined to be geographical segments as the Group's risks and returns are predominantly affected by geographical location. The Group's operating companies are organised and managed separately according to their geographical location, with each segment representing the country of incorporation, operation and location of assets.

The Group operates predominantly two business segments. Mining and exploration operations take place in South Africa and Zimbabwe, with administration functions in Australia and Bermuda.

6. Segment information (continued)

(a) Segment products and locations (continued)

The mining and exploration segment explores for and produces platinum group metals including platinum, palladium, rhodium and gold. The other business segment relates to general head office and corporate activities. The Group's geographical segments are based on the location of the Group's assets.

(b) Segment accounting policies

The Group generally accounts for inter-segment revenues and transfers as if the transactions were to third parties at current market prices. Revenues are attributed to geographic areas based on the location of the assets producing the revenues.

Segment accounting policies are the same as the consolidated entity's policies.

(c) Geographical segments

$'000	Bermuda	South Africa	Australia	Zimbabwe	Unallocated	Eliminations	Consolidated
30 June 2008							
External revenue	–	768,265	–	122,652	28,095	–	919,012
Intersegment revenues	24,760	–	691	–	–	(25,451)	–
Segment revenue	24,760	768,265	691	122,652	28,095	(25,451)	919,012
Segment result	25,119	434,873	(95)	58,061	28,095	(9,246)	536,807
Income tax expense							(173,214)
Profit after tax							363,593
Minority interest							(127,119)
Net profit							236,474
Segment assets	93,075	654,252	4,368	215,213	–	–	966,908
Segment liabilities	18,982	383,580	381	19,451	–	–	422,394
Other segment information:							
Capital expenditure	–	42,316	–	16,240	–	–	58,556
Amortisation and depreciation	–	45,265	17	3,704	–	–	48,986
Other non-cash expenses	7,432	–	–	–	–	–	7,432

6. Segment information (continued)

(c) Geographical segments (continued)

$'000	Bermuda	South Africa	Australia	Zimbabwe	Unallocated	Eliminations	Consolidated
30 June 2007							
External revenue	–	572,813	–	117,187	19,183	–	709,183
Intersegment revenues	9,302	–	547	–	–	(9,849)	–
Segment revenue	9,302	572,813	547	117,187	19,183	(9,849)	709,183
Segment result	7,536	296,819	(25)	62,999	19,183	(2,054)	384,458
Income tax expense							(90,861)
Profit after tax							293,597
Minority interest							(106,374)
Net profit							187,223
Segment assets	157,262	638,570	4,498	144,844	–	–	945,174
Segment liabilities	20,932	283,532	632	7,533	–	–	312,629
Other segment information:							
Capital expenditure	–	56,286	–	7,276	–	–	63,562
Amortisation and depreciation	–	36,083	20	3,340	–	–	39,443
Other non-cash expenses	47	(215)	16	(2,156)	–	–	(2,308)

(d) Business segments

$'000	Mining and exploration	Corporate and investment	Consolidated
30 June 2008			
Segment revenue	890,917	–	890,917
Segment assets	869,465	97,443	966,908
Capital expenditure	65,743	–	65,743
30 June 2007			
Segment revenue	690,000	–	690,000
Segment assets	783,414	161,760	945,174
Capital expenditure	57,169	–	57,169

Zimbabwe

In Zimbabwe, the Indigenisation and Economic Empowerment Bill mandating 51% of indigenous ownership was enacted into law during the last quarter of the financial year. Specific details on the implementation of the Act in various sectors are pending. The details on the mining sector are supposed to be incorporated into amendments to the Mines and Minerals Act which are yet to be brought before parliament. Depending on the final outcome, one possibility is that the Group may lose joint control of the Mimosa Mine. Loss of joint control would result in the deconsolidation of the Zimbabwe assets and liabilities and may result in a profit or loss to the Group. It is impracticable to quantify any potential impact of a future transaction at this point in time.

	2008	2007
	$'000	$'000
7. Revenue and expenses		
Revenue		
Sale of mine products	890,917	690,000
Interest income	28,095	19,183
	919,012	709,183
Other income		
Other	2,109	1,619
	2,109	1,619
Cost of sales		
Amortisation and depreciation	48,986	39,423
Cost of production	307,485	257,834
Royalties	3,402	3,556
	359,873	300,813
Administrative costs		
Advertising and promotion	299	237
Audit and accounting	531	548
Consulting fees	3,656	2,707
Directors' fees	716	617
Depreciation of plant and equipment	–	20
Share based payments	58	100
Legal fees	351	893
Printing and stationery	40	33
Rental on operating leases	132	124
Stock exchange and registry management	854	412
Subscriptions and conferences	251	379
Telephone and facsimile	96	96
Travel	1,191	901
Wages, salaries and employee benefits	1,731	1,381
Other	561	524
	10,467	8,972
Other operating gain/(loss)		
Foreign exchange gain/loss	14,286	(1,341)
	14,286	(1,341)
Finance costs		
Interest and borrowing costs	19,628	11,511
Accretion of mine-site rehabilitation liability	8,632	3,707
	28,260	15,218
Staff costs included in the consolidated income statement		
Salaries and wages	16,611	4,723
Provisions for employee entitlements	546	704
Superannuation	1,112	543
Share based payments	58	100
	18,327	6,070

	2008 $'000	2007 $'000
7. Revenue and expenses (continued)		
Depreciation and amortisation included in consolidated income statement		
Depreciation	24,208	18,906
Amortisation of fair value uplift on mining assets	6,535	7,595
Amortisation of original cost of mining assets	18,243	12,942
	48,986	39,443

8. Income tax

	2008 $'000	2007 $'000
Major component of tax expense for the year		
Income statement:		
Current income tax	126,773	58,070
Withholding tax	2,539	2,503
Secondary tax charge	45,822	-
Deferred tax – origination and reversal of timing differences	(1,920)	30,288
Income tax expense	173,214	90,861

As a Bermudan corporation, Aquarius has no tax liability under that jurisdiction with respect to income derived. Certain of its foreign derived income is subject to applicable tax in the countries from which such income is derived.

	2008 $'000	2007 $'000
Amounts charged or credited directly to equity:		
Foreign exchange translation adjustment	9,170	221

The Group's effective tax rate in 2008 was 32.3% (2007: 23.7%). A reconciliation of income tax expense applicable to profit from operating activities before income tax at the statutory income tax rate to income tax expense at the Group's effective income tax rate at years end is as follows:

	2008 $'000	2007 $'000
Profit from ordinary activities before income tax	536,807	384,458
At the South African income tax rate of 28% (2007: 29%)	150,306	111,493
Lower Zimbabwe income tax rate of 15%	(9,614)	(10,375)
Lower Mauritius income tax rate of 15%	(191)	(218)
Loss of parent company not subject to taxation	993	1,274
Foreign exchange adjustments on tax liabilities	(14,125)	(12,408)
Foreign tax credit	2	364
Unrecognised tax losses	138	(318)
Income not assessable	(5,440)	(3,805)
Capital and incentive allowances	(24)	(176)
Expenditure not allowable for income tax purposes	3,325	1,943
Withholding tax on dividends and technical fees received	2,539	2,503
Secondary tax charge on share repurchase	45,822	–
Under/(over) provision from prior year	(517)	584
At effective income tax rate of 32.3% (2007 23.7%)	173,214	90,861
Current tax liabilities		
Tax payable	1,644	4,851

	2008	2007
	$'000	$'000
8. Income tax (continued)		
Deferred tax liabilities		
Capital allowances on machinery	75,563	83,680
Fair value uplift on mining assets	19,083	20,890
Mine closure costs	2,427	1,119
Provision for mine site rehabilitation	(5,405)	(3,089)
Prepayments	89	3
Other	531	775
Deferred tax liability	92,288	103,378
Reconciliation of movement in deferred tax liabilities to tax expense		
Balance of deferred tax liabilities at beginning of year	103,378	73,311
Foreign exchange translation of deferred tax liabilities	(9,170)	(221)
Deferred tax expense	(1,920)	30,288
Deferred tax liability	92,288	103,378

At 30 June 2008, the potential benefit of tax losses of a foreign subsidiary amounting to $5.5m (2007: $5.8m) has not been brought to account in these financial statements, as it is not probable that the benefit will flow to that entity.

9. Earnings per share

	2008	2007
a) Basic earnings per share – cents per share	91.98	72.84*
b) Diluted earnings per share – cents per share	91.47	72.17*
(c) Reconciliations		
Net profit used in calculating basic and diluted earnings per share	236,474	187,223

Basic earnings per share is calculated by dividing the net profit for the year attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year.

Diluted earnings per share is calculated by dividing the net profit attributable to ordinary shareholders by the weighted average number of shares outstanding during the year (after adjusting for the effects of dilutive options).

	Number of shares	Number of shares*
Weighted average number of shares used in the calculation of basic earnings per share	257,082,947	257,049,195
Effect of dilutive securities		
Share options	1,444,706	2,385,531
Adjusted weighted average number of shares used in the calculation of diluted earnings per share	258,527,653	259,434,726

* Earnings per share and number of shares outstanding for the year ended 30 June 2007 have been adjusted for three for one share split approved by shareholders on 23 November 2007.

	2008 $'000	2007 $'000
10. Dividend proposed or declared		
A final dividend of 10 cents (2007: $0.10 adjusted for the three for one share split approved by shareholders on 23 November 2007) per common share was declared for the current year on 7 August 2008. The dividend has not been recognised as a liability in the consolidated financial statements at 30 June 2008.		
Total dividends paid during the 2008 financial year amounted to $51,306,853. This consisted of a final 2007 dividend paid during October 2007 of $25,653,426 ($0.10 per share*) and an interim dividend paid during March 2008 of $25,653,427 ($0.10 per share).		
Total dividends paid during the 2007 financial year amounted to $25,363,647. This consisted of a final 2006 dividend paid during October 2006 of $15,208,180 ($0.06 per share*) and an interim dividend paid during March 2007 of $10,155,466 ($0.04 per share*).		
* Note dividends per share have been adjusted to reflect the three for one share split approved by shareholders on 23 November 2007.		
11. Receivables – non-current		
Amount due from joint venture participant for share of mine site closure costs	10,795	11,612
Based on the first and second Notarial Pooling and Sharing agreements (PSAs) with Anglo Platinum, AQPSA holds a contractual right to recover 50% of the rehabilitation liability relating to environmental rehabilitation resulting from PSA operations from Rustenburg Platinum Mines Limited (RPM), where this rehabilitation relates to property owned by AQPSA. Likewise RPM holds a contractual right to recover 50% of the rehabilitation liability relating to environmental rehabilitation resulting from PSA operations from AQPSA, where the rehabilitation relates to property owned by RPM. Refer also Note 21(a). With respect to the opencast section of the Marikana mine that is on AQPSA property, RPM have limited their contractual liability to approximately ZAR50 million, being a negotiated liability in terms of an amendment to the second Notarial Pooling and Sharing Agreement		
12. Available-for-sale investments – non-current		
Shares in other corporations	4,804	414
Available-for-sale financial assets consist of investments in ordinary shares and therefore have no fixed maturity date or coupon rate.		

$'000	Land and buildings	Plant and equipment	Plant and equipment under finance lease	Total
13. Property, plant and equipment				
30 June 2008				
Beginning carrying value	18,671	192,850	7,592	219,113
Additions	155	39,057	–	39,212
Acquisitions	–	10,381	–	10,381
Disposals	–	–	–	–
Depreciation	(581)	(23,627)	–	(24,208)
Transfers (to)/from mining assets	(7,534)	(3,828)	(7,592)	(18,954)
Net exchange differences	(21)	(11,209)	–	(11,230)
Closing carrying value	10,690	203,624	–	214,314
At cost	11,483	265,136	–	276,619
Accumulated depreciation	(793)	(61,512)	–	(62,305)
Closing carrying value	10,690	203,624	–	214,314
30 June 2007				
Beginning carrying value	9,850	192,257	4,519	206,626
Additions	6,143	3,440	6,238	15,821
Disposals	–	(208)	(28)	(236)
Depreciation	(790)	(14,791)	(3,325)	(18,906)
Transfers from mining assets	3,463	9,589	–	13,052
Net exchange differences	5	2,563	188	2,756
Closing carrying value	18,671	192,850	7,592	219,113
At cost	20,213	242,473	11,608	274,294
Accumulated depreciation	(1,542)	(49,623)	(4,016)	(55,181)
Closing carrying value	18,671	192,850	7,592	219,113

Property, plant and equipment owned by AQPSA carried at $140.1m (2007: $172.9m) serves as security for an interest bearing loan from Rand Merchant Bank Limited as described further in Note 21.

	2008 $'000	2007 $'000
14. Mining assets		
Comprising deferred exploration and evaluation costs, mine development costs and mineral properties as follows:		
Mining tenements	156,335	157,412
Accumulated amortisation	(54,439)	(47,960)
	101,896	109,452
Development costs	238,812	223,913
Accumulated amortisation	(56,079)	(33,693)
	182,733	190,220
	284,629	299,672
Reconciliation of mining assets:		
Opening balance	299,672	247,601
Additions/expenditure incurred during the year	26,531	47,741
Provision for rehabilitation provision increment/(decrease)	(7,187)	34,228
Amortisation and depreciation charges	(24,778)	(20,537)
Transfers (to)/from property, plant and equipment	18,954	(13,052)
Net exchange differences	(28,563)	3,691
Closing balance	284,629	299,672

In accordance with the Group's policy on mining assets, the directors have reviewed the carrying value of mineral exploration tenements as at 30 June 2008. The value of the mineral exploration tenements is carried forward as an asset provided the rights to tenure of the area of interest is current and either:

- the exploration and evaluation activities are expected to be recouped through successful development and exploitation of the area of interest or, alternatively, by its sale; or
- exploration and evaluation activities in the area of interest have not at the reporting date reached a stage, which permits a reasonable assessment of the existence, or otherwise of economically recoverable reserves, and active and significant operations in, or relating to, the area of interest are continuing.

AQPSA has established Environmental Rehabilitation Trusts into which the Company makes annual contributions in order to provide for its obligations in respect of environmental rehabilitation. AQPSA also contributes to the Rustenburg Platinum Mines Rehabilitation Trust in order to provide for the obligations in respect of environmental rehabilitation for part of the jointly controlled operation's obligation incurred in the Notarial Pooling and Sharing Agreements.

	2008	2007
	$'000	$'000

15. Goodwill

	2008 $'000	2007 $'000
Goodwill	58,505	–
	58,505	–
Reconciliation of goodwill:		
Opening balance	–	–
Arising on acquisition of joint venture interest (Note 16)	58,505	–
Closing balance	58,505	–

The recoverable amount of the Company's interest in the Platinum Mile Resources (Pty) Ltd (Plat Mile) joint venture has been determined based on a value in use calculation using cash flow projections based on financial budgets and long term future estimates approved by senior management, over a twenty year period. A period greater than five years for these cash flows is justified on the basis that the estimated useful life of the contract for the treatment of tailings material is considerably longer than five years.

The primary assumptions underlying the cash flow projections include PGM production of approximately 36,000 ounces based on management estimates, a PGM basket price of approximately $1640 per ounce based on management estimates and an 8.05% discount rate.

Reasonably possible changes in the above primary assumptions are unlikely to cause the carrying amount of the goodwill allocated to the Plat Mile joint venture to exceed its recoverable amount.

16. Acquisition of interest in jointly controlled entity

Aquarius through its wholly owned subsidiary Aquarius Platinum (South Africa) Corporate Services (Pty) Ltd acquired a 50% interest in the ordinary issued capital of Plat Mile with effect from 1 March 2008.

The provisional fair values of identifiable assets and liabilities of Plat Mile as at the date of acquisition were:

	2008 Carrying value of 50% interest	2007 Provisional fair value of 50% interest
Plant and equipment	4,034	10,381
Cash and cash equivalents	859	859
Trade and other receivables	4,006	4,743
Interest bearing liabilities	(2,694)	(2,571)
Derivative liability	(1,940)	(1,940)
Deferred tax liability	(669)	(2,481)
Trade and other payables	(3,118)	(3,117)
Net assets	478	5,874
Goodwill		58,505
Total consideration		64,379
Consideration		
Cash consideration		23,758
Shares issued		40,621
Total consideration		64,379
Net cash out flow on acquisition:		
Cash consideration		23,758
Cash acquired		(859)
Net cash consideration		22,899

The fair values are provisional and a review of the fair value of the assets and liabilities acquired will be completed within twelve months of the acquisition date. From the date of acquisition Plat Mile has contributed $1.402m to the profit of the Group. Disclosure of the full year impact on revenues and profit had the acquisition been completed on the first day of the financial year has not been shown as the results were previously accounted for on a cash basis.

17. Interest in joint ventures

The Group has the following interest in joint ventures:

- a 50% interest in two joint ventures each referred to as a "Notarial Pooling and Sharing Agreement". The principal activities of the joint ventures is to extend the Kroondal mine over the boundary of the properties covering the Kroondal mine and expand the Marikana mine operations through mineral rights contributed by Anglo Platinum through its subsidiary, Rustenburg Platinum Mines Ltd.
- a 50% interest in Mimosa Investments Limited, which owns and operates the Mimosa mine, a 50% interest in a joint venture known as the "Chrome Tailings Retreatment Project" and a 50% interest in the Plat Mile tailings reprocessing joint venture.

The Group's share of the assets, liabilities, revenue and expenses of the joint ventures which are included in the consolidated financial statements, are as follows:

	2008 $'000	2007 $'000
Current assets	336,624	238,509
Non-current assets	254,534	148,902
	591,158	387,411
Current liabilities	(51,871)	(32,345)
Non-current liabilities	(4,725)	(1,462)
	534,562	353,604
Revenue	629,512	485,749
Cost of sales	(225,202)	(186,436)
Administration and other expenses	(12,659)	(2,437)
Interest received	5,526	5,579
Interest expense	(340)	(740)
Profit before income tax	396,837	301,715
Income tax expense	(3,341)	(3,018)
Net profit before minority interests	393,496	298,697

18. Cash

	2008 $'000	2007 $'000
Cash at bank	146,769	216,069
Short-term deposits	24,187	71,594
	170,956	287,663

The interest rate earned from cash at bank and short-term deposits ranged from 1.80% to 10.83% per annum. Short-term deposits have maturity dates of three months or less.

	2008 $'000	2007 $'000
19. Trade and other receivables (current)		
Trade receivables (a)	140,754	98,617
Security deposit (b)	12,159	-
Other receivables (c)	34,051	1,960
	186,964	100,577

(a) Trade receivables have been offset by an amount of:

- $82.820m (2007: $82.375m) relating to the pre-financing by Implats of delivered PGM concentrates. This amount is subject to interest at the London Inter-Bank Offered Rate (LIBOR) plus 1%. It is repayable in US dollars in three instalments during July, August and September 2008.
- $84.843m (2007: $38.518m) relating to the pre-financing by Rustenburg Platinum Mines Limited of delivered PGM concentrates. This amount is subject to interest at the Johannesburg Interbank Acceptance Rate (JIBAR) plus 2.75%. It is repayable in US Dollars in three instalments during July, August and September 2008.

The Group has a legal right of set off for these balances.

Included in trade receivables is an amount of $39.709m (2007: $28.983m) relating to the sale of concentrate by Mimosa. Following a decree by the Zimbabwean Government, Mimosa is required to repatriate a component of US dollar sales into Zimbabwean dollars. The Company anticipates that much of this will be utilised in meeting local production costs. Remaining holdings of Zimbabwean currency will be subject to revaluation as required.

(b) The security deposit is held by Nedbank London and acts as security for the loan referred to in note 25(b).

(c) Other receivables are non-interest bearing and due within twelve months.

	2008 $'000	2007 $'000
20. Inventories		
Ore stockpiled at cost	5,514	7,059
PGM concentrates at cost	1,915	2,115
Consumables at cost	28,512	16,949
	35,941	26,123

Inventories to the value of $16.063m (2007: $13.390m) serve as security for the loan from Rand Merchant Bank Limited. Refer Note 25(a).

	2008	2007
	$'000	$'000

21. Payables (non-current)

	2008 $'000	2007 $'000
Loans – other corporations (unsecured)	–	52,007
Amount due to joint venture participant in respect of mine closure costs (a)	2,219	2,221
	2,219	54,228

(a) Based on the first and second Notarial Pooling and Sharing agreements (PSA) with Anglo Platinum, AQPSA holds a contractual right to recover 50% of the rehabilitation liability relating to environmental rehabilitation resulting from PSA operations from Rustenburg Platinum Mines Limited (RPM), where this rehabilitation relates to property owned by AQPSA. Likewise RPM holds a contractual right to recover 50% of the rehabilitation liability relating to environmental rehabilitation resulting from PSA operations from AQPSA, where the rehabilitation relates to property owned by RPM. Refer also Note 11.

22. Interest-bearing loans and borrowings (non-current)

	2008 $'000	2007 $'000
ZAR loan facility	–	6,893
USD loan facility	–	19,976
Loan – other corporation (a)	1,264	–
Other secured loans (b)	290	343
Finance lease liabilities (c)	103	4,060
	1,657	31,272

(a) Loan – other corporation is payable to Investec Limited by Plat Mile. The loan bears interest at 10.13% and is repayable in quarterly instalments of capital and interest. The loan is secured against the plant and equipment asset of the Plat Mile joint venture.

(b) Other secured loan of ZAR2,306,250 (2007: 2,337,999) is payable to the Land and Agricultural Bank of South Africa by a subsidiary, TKO Investment Holdings Ltd. The loan bears interest at 13.75% and is repayable in annual instalments of ZAR427,600 on 15 June each year. The loan is secured by a first mortgage bond on all the fixed properties amounting to ZAR3,290,253 within the TKO group and cross guarantees between all the companies in the TKO group.

(c) Finance lease obligations are capitalised at an effective interest rate of LIBOR plus 2% with a lease term of between 12 and 48 months.

	2008 $'000	2007 $'000
23. Provisions (non-current)		
Provision for mine site rehabilitation	58,509	68,949
Employee entitlements	109	77
	58,618	69,026
Movement in provision:		
Balance at beginning of the year	69,026	32,108
Additional provision for employee entitlements	31	26
Addition/(reduction) in mine site closure costs provided	(7,187)	35,949
Payments for mine site closure cost	(4,372)	(3,612)
Interest adjustment due to accretion in mine-site rehabilitation liability	8,632	3,707
Net exchange differences	(7,512)	848
Balance at end of year	58,618	69,026

The mines for which the provision has been raised are expected to have remaining mine lives in the range of 12 to beyond 30 years.

Provision for mine site rehabilitation

The provision for rehabilitation represents the cost of restoring site damage following initial disturbance. Increases in the provision are capitalised to deferred mining assets to the extent that the future benefits will arise. Cost incurred that related to an existing condition caused by past operations and do not have a future economic benefit are expensed.

Provision for employee entitlements

The provision for employee entitlements represents accrued employee leave entitlements.

	2008 $'000	2007 $'000
24. Payables (current)		
Trade payables	47,301	43,747
Other payables	8,993	968
	56,294	44,715

Trade and other payables are interest free, payable within 90 days, predominantly denominated and repayable in ZAR and USD and located in South Africa and Zimbabwe.

	2008 $'000	2007 $'000
25. Interest-bearing loans and borrowings (current)		
Secured loans (a)	208,066	–
Lease liabilities – refer Note 22(c)	95	4,049
Unsecured loans	–	534
	208,161	4,583
Total facility available:		
Rand Merchant Bank loan facility	301,337	63,595
Unused facility available:		
Rand Merchant Bank loan facility	–	36,726

Secured loans comprise:

a) Refers to a $198.066m Rand Merchant Bank Limited facility taken out by AQPSA. The terms of the facility are as follows:

- Interest is calculated as the aggregate of the Johannesburg Interbank Acceptance Rate (JIBAR) and a credit margin as follows: 1.85% for the period from the date of the initial draw down to 30 September 2008, 2.1% from 30 September 2008 to 31 December 2008, 2.35% from 31 December 2008 to 31 March 2009 and 3.00% from 31 March 2009 to 30 June 2009. Interest is paid on a quarterly basis commencing September 2008. During the period ended 30 June 2008 the loan from Rand Merchant Bank bore interest at an average rate of 13.14%.
- The loan is secured by a first ranking fixed and floating charge over all assets of the company.
- Repayments of principle can be made in full or in part not more than once per calendar month and in amount of not less than ZAR25 million. On each interest repayment date a prepayment against the outstanding facility balance will be made through a cash sweep of AQPSA's available credit bank balances.
- The total amount available under the facility totals ZAR2.4 billion and the facility is due for repayment on 30 June 2009.

b) A loan $10m loan payable to Nedbank London. The loan is repayable by 31 January 2009 and bears interest at a rate of LIBOR plus 5%. At 30 June 2008 the LIBOR was 2.995%. The loan is secured by a cash backed deposit, refer note 19.

	2008 $'000	2007 $'000
26. Provisions (current)		
Provision for employee entitlements	474	576
Movement in provision:		
Balance at beginning of the year	576	373
(Utilisation)/additional provision	(49)	195
Net exchange differences	(53)	8
Balance at end of year	474	576

Provision for employee entitlements

The provision for employee entitlements represents accrued employee leave entitlements.

27. Derivative financial instruments

	2008 $'000	2007 $'000
Marked to market value of forward PGM contract	1,039	–

At 30 June 2008, Plat Mile had remaining monthly forward commitments to sell platinum, palladium and gold at fixed prices during the period July 2008 to December 2008 when the contract finishes. The commitments have been valued at fair market value at 30 June 2008. A summary of the commitment is tabled below:

	Forward sale ounces	Price $/ounce
Platinum	1,980	1,727
Palladium	1,200	385
Gold	180	860
	3,360	1,202

The Group uses a number of methodologies to determine the fair value of derivatives. These techniques include comparing contracted rates to market rates with the same length of maturity to determine the value of forward contracts. The principal inputs to valuation techniques are commodity prices, interest rates, foreign currency exchange rates, price volatilities and discount rates. Commodity prices, interest rates and foreign exchange rates are determined by reference to published/observable prices.

	2008	2007
	$'000	$'000

28. Issued capital

	2008 $'000	2007 $'000
a) Authorised capital		
530,000,000 (2007: 530,000,000) common shares with a par value of $0.05 each	79,500	79,500
5 (2007: 5) "A" class shares with a par value of $2,400 each	12	12
50,000,000 (2007: 50,000,000) preference shares with a par value of $0.15 each	7,500	7,500
	87,012	87,012
b) Issued capital		
262,052,778 (2007: 256,455,303) common shares of $0.05 each fully paid	13,103	12,823
Movement in issued capital:		
Balance at beginning of year (256,455,303 common shares)	12,823	12,652
Issued on exercise of share options 1,198,519 (2007: 3,410,628 common shares)	60	171
Share placement – 23,144,000 common shares	1,157	–
Selective share buy back – 21,425,898 common shares	(1,071)	–
Acquisition of interest in joint venture – 2,680,854 common shares – refer Note 16	134	–
Balance at end of year (262,052,778 common shares)	13,103	12,823
c) Shares reserved for employee share plan		
65,000 common shares (refer note 34)	(1,012)	–

Terms and conditions of issued capital

Common shares have the right to receive dividends as declared and, in the event of winding up the company, to participate in the proceeds from the sale of all surplus assets in proportion to the number of and amounts paid up on shares held. Ordinary shares entitle their holder to one vote, either in person or by proxy, at a meeting of the company.

Preference shares, when issued, have rights and restrictions attaching to them as determined by the Board, in accordance with the bye-Laws of the Company.

On 23 November 2007, shareholders approved a split of the Company's issued shares on a three for one basis.

Options

For information regarding the Company's Option Plans, refer Note 34.

28. Issued capital (continued)

Black economic empowerment (BEE) transaction

South Africa

The BEE transaction announced to shareholders on 26 July 2004 and approved by shareholders in Special General Meeting on 11 October 2004 was formally executed with the receipt of ZAR860 million in cash by the Aquarius Group on the 29 October 2004.

The transaction has two key components, the first of which is complete.

The first step saw the BEE consortium, led by Savannah Resources (Pty) Limited (Savcon), subscribe for a 29.5% shareholding in the enlarged share capital of AQPSA as follows:

- Savcon were issued with 400 shares in AQPSA for cash of $38,192,616 (ZAR234,544,678) and shareholder loans of $97,439,401 (R598,385,104). The terms and conditions of the loans are as follows:
  i. a loan of ZAR498,385,104 that was unsecured, subordinated to AQPSA's third party debt, was interest free, had no fixed terms of repayment and ranks pari passu with the other shareholder loans; and
  ii. a loan of ZAR100,000,000 that was unsecured, subordinated to AQPSA's third party debt, bore interest at a rate of 12.745% per annum, had no fixed terms of repayment and ranked pari passu with the other shareholder loans.
- Aquarius also agreed to sell 13 AQPSA shares to Savcon for $4,445,028 (ZAR27,070,218).

Concurrently Impala Platinum Holdings Limited (Implats) acquired an additional holding in AQPSA from Aquarius to increase their shareholding to 20% in AQPSA following the dilution resulting from the issue of the new shares in AQPSA to the BEE consortium. Aquarius agreed to sell 30 AQPSA shares to Implats for $11,471,938 (ZAR71,500,000). This was settled by the cession of ZAR71,500,000 of interest-bearing loan account to Aquarius.

On 26 April 2007, the Company announced the acquisition of a 3.5% equity interest in AQPSA from Savcon for a cash consideration of ZAR342.5 million following the receipt of a Section 11(1) Consent from the South African Department of Minerals and Energy. As a result of the transaction, Aquarius increased its ownership interest AQPSA from 50.5% to 54%. The difference between the consideration paid of $33.148m and the carrying value of the minority interest acquired has been treated as an equity transaction. Refer Note 29(d).

On 16 April 2008, the Company announced the buy back by AQPSA of the 20% interest in AQPSA held by Implats' for a consideration of $504.9 million and the buy back by Aquarius of Implats' 8.4% interest in Aquarius for a consideration of $285 million. As a result of the transaction Aquarius increased its ownership interest in AQPSA from 54% to 67.5%. The difference between the consideration paid of $504.9 million and the carrying value of the minority interest acquired in AQPSA has been treated as an equity transaction. Refer Note 29(d).

Currently, the shareholdings in AQPSA are as follows:

- 67.5% interest by Aquarius and
- 32.5% by the Savcon

The second step of the transaction will in time and subject to the conditions detailed in the notice of meeting to shareholders dated 17 September 2004, see Savcon sell its holding in AQPSA along with secession of all of their claims in respect of the above loans in exchange for 65,042,856 new Aquarius shares.

Following this exchange, Aquarius will hold 100% of AQPSA and Savcon constituent members will hold approximately 20% of the enlarged share capital of Aquarius.

If the final component of the transaction were not to proceed, the ownership structure of AQPSA as detailed above would remain unchanged.

29. Reserves

	2008 $'000	2007 $'000
Share premium reserve	550,860	149,423
Foreign exchange reserve	(22,679)	(988)
Equity benefits reserve	409	351
Equity reserve	(249,298)	(22,584)
	279,292	126,202

Movement in reserves:

a) **Share premium reserve**

	2008 $'000	2007 $'000
Balance at beginning of year	149,423	143,621
Premium on common shares issued on exercise of share options	2,046	5,802
Share placement – 23,144,000 common shares at £8.00 per share	366,939	–
Fundraising costs	(8,035)	–
Acquisition of interest in joint venture – 2,680,854 common shares at $15.15 per share.	40,487	–
Balance at end of year	550,860	149,423

The share premium reserve is used to record the premium arising on the issue of shares calculated as the difference between the issue price and the par value of $0.15 per share.

b) **Foreign currency translation reserve**

	2008 $'000	2007 $'000
Balance at beginning of year	(988)	(6,476)
Gain/(loss) on translation of foreign subsidiaries	(21,691)	5,488
Balance at end of year	(22,679)	(988)

The foreign currency translation reserve is used to record currency differences arising from the translation of the financial statements of foreign operations

c) **Equity benefits reserve**

	2008 $'000	2007 $'000
Balance at beginning of year	351	(56)
Value of equity benefits granted to employees	58	100
Repayment of employee share plan loans	–	307
Balance at end of year	409	351

The equity benefits reserve is used to record the value of equity benefits granted to employees and the value of shares reserved under the share plan.

d) **Equity reserve**

	2008 $'000	2007 $'000
Balance at beginning of year	(22,584)	10,564
Premium paid on share buy back resulting in additional 3.5% equity interest in AQPSA	–	(33,148)
Adjustment on acquisition of additional 13.5% equity interest in AQPSA	(226,714)	–
Balance at end of year	(249,298)	(22,584)

The equity reserve is used to record gains and losses associated with equity transactions with minority shareholders where the Group maintains control of the subsidiary.

	2008 $'000	2007 $'000
30. Retained earnings		
Balance at beginning of the year	317,113	155,254
Final dividend paid	(25,653)	(15,208)
Interim dividend paid	(25,653)	(10,156)
Excess over par value of share buyback	(284,750)	–
Net profit for the year	236,474	187,223
Balance at end of year	217,531	317,113

Repatriation of funds from South Africa and Zimbabwe are subject to regulatory approval in the respective countries.

	2008 $'000	2007 $'000
31. Minority interest		
Reconciliation of outside equity interests in subsidiaries:		
Balance at beginning of the year	176,407	78,278
Share in post acquisition equity movements of AQPSA	80,112	98,129
Adjustment to minority interest following share buy back	(220,919)	–
Balance at end of year	35,600	176,407
Minority interest comprises:		
Issued capital	–	–
Reserves	(18,977)	11,383
Retained earnings	54,577	165,024
	35,600	176,407

Minority interest relates to a 32.5% (2007: 46%) interest in AQPSA and its subsidiaries.

32. Contingent liabilities

The mining contract dispute between the company and Moolman Mining South Africa (MMSA) that originally arose over the interpretation of the contract price adjustment formula in the contract known as the "rise and fall" which determined mining costs, has not been settled. AQPSA resiled from the mining contract in December 2005 on the basis of misrepresentation by MMSA. MMSA submitted a total claim on the termination of the contract of ZAR472m ($66.70 million) including an amount in respect of the "rise and fall" after AQPSA issued summons against MMSA for ZAR964m ($136.2 million) for damages emanating from misrepresentation. The company has served a plea to MMSA's counter claim. AQP(SA) does not believe that there are any amounts owing to MMSA as the company has been advised by its legal representatives that the misrepresentation by MMSA results in no amounts whatsoever being payable by the company to MMSA. Accordingly, counsel has advised the Group that it is not probable that the action by MMSA will succeed and therefore no provision for liability has been provided for in the financial statements.

	2008	2007
	$'000	$'000
33. Expenditure commitments		
a) Operating lease (non-cancellable)		
Not later than 1 year	68	68
Later than 1 year but not later than 5 years	188	119
	256	187
b) Finance lease commitments		
Not later than 1 year	114	4,366
Later than 1 year but not later than 5 years	113	4,131
Total minimum, lease payments	227	8,497
less future finance charges	(29)	(388)
Present value of minimum lease payments	198	8,109
Disclosed in the consolidated accounts as:		
Current interest bearing liability (Note 25)	95	4,049
Non-current interest bearing liability (Note 22)	103	4,060
	198	8,109
c) Capital expenditure (non-cancellable)	40,140	101,071

These commitments represent contractual commitments relating to development activities at the Everest, Marikana and Kroondal projects and include AQPSA's share of capital expenditure associated with the capital development of those mines.

34. Share-based payment plans

Directors' and Employees' Share and Option Plans

Aquarius has a Share Plan and an Option Plan ("Plans") for directors and employees. The Remuneration Committee administers the Company's Plans, which were established pursuant to a resolution passed at the Annual General Meeting of Aquarius held on 3 December 2001. Participation in the Plans will be at the discretion of the remuneration committee, having regard to:

a) the seniority of the participant and the position the participant occupies with the company or subsidiary;
b) the length of service of the participant with the company or subsidiary;
c) the record of employment of the participant with the company or subsidiary;
d) the potential contribution of the participant to the growth and profitability of the company or subsidiary; and
e) any other matters which the committee considers relevant.

Option Plan

Options granted under the Option Plan may not be transferred without written approval from the Board of Directors. Each option entitles the holder to one fully paid common share, which ranks equally in all respects with other shares on issue. The option exercise price approximates the fair value of the shares at the date of offer, being the average of the last sold prices on the LSE in the five dealing days prior to the offer date. No person entitled to exercise options has any right by virtue of the option to participate in any share issue of the company or any related body corporate. Information with respect to the number of options granted under the Option Plan is as follows:

34. Share-based payment plans (continued)

	Number of options				
Options	Balance at beginning of year *	Granted	Forfeited/ cancelled	Exercised	Balance at end of year
Exercise price of £1.11, granted 21 November 2003, expiring 21 November 2013 (a) (i)	280,002	–	–	–	280,002
Exercise price of £0.85, granted 11 June 2004, expiring 11 June 2011 (a) (ii)	1,465,440	–	233,181	616,131 (iv)	616,128
Exercise price of £0.85, granted 11 October 2004, expiring 11 October 2011 (a) (iii)	419,730	–	–	209,867 (v)	209,863
Exercise price of £0.97, granted 20 October 2004, expiring 20 October 2011 (a) (iii)	653,781	–	26,021	293,558 (vi)	334,202
Exercise price of £1.11, granted 2 August 2005, expiring 2 August 2012 (b) (ii) (ix)	236,895	–	157,932	78,963 (vii)	–
Exercise price of £2.34, granted 26 May 2006, expiring 26 May 2013 (b) (ii) (x)	240,108	–	–	–	240,108
Total	3,295,956	–	417,134	1,198,519	1,680,303
Options Exercisable	293,549				306,704

*Adjusted for share split approved by shareholders on 23 November 2007

34. Share-based payment plans (continued)

(a) Options vested on grant date

(b) Options vested in accordance with Note (ii) below.

(i) Options granted under the Option Plan are exercisable on the following terms:
   a) After 12 months have lapsed from the acceptance date, in respect of not more than one-third of the total number of those options;
   b) After 24 months have lapsed from the acceptance date, in respect of not more than two-thirds of the total number of those options; and
   c) After 36 months have lapsed from the acceptance date, in respect of the balance of those options.

(ii) Options granted under the Option Plan are exercisable on the following terms:
   d) After 36 months have lapsed from the acceptance date, in respect of not more than one-third of the total number of those options;
   e) After 48 months have lapsed from the acceptance date, in respect of not more than two-thirds of the total number of those options; and
   f) After 60 months have lapsed from the acceptance date, in respect of the balance of those options.

(iii) Options granted under the Option Plan are exercisable on the following terms:
   a) After 30 months have lapsed from the date of grant, in respect of not more than one-third of the total number of those options;
   b) After 42 months have lapsed from the date of grant, in respect of not more than two-thirds of the total number of those options; and
   c) After 54 months have lapsed from the date of grant, in respect of the balance of those options.

(iv) The weighted average share price at the date of exercise for the options exercised is £8.06

(v) The weighted average share price at the date of exercise for the options exercised is £7.53

(vi) The weighted average share price at the date of exercise for the options exercised is £7.99

(vii) The weighted average share price at the date of exercise for the options exercised is £4.56

(ix) Options granted during the 2006 financial year have been valued at £1.09 per option using a Black & Scholes option-pricing model which utilised the following variables: option exercise price – £3.32, dividend yield – 1.1%, expected volatility of share price – 38%, risk free rate – 4.33% and the time to maturity of the option – 7 years

(x) Options granted during the 2006 financial year have been valued at £3.67 per option using a Black & Scholes option-pricing model which utilised the following variables: option exercise price – £7.01, dividend yield – 0.91%, expected volatility of share price – 42%, risk free rate – 4.65% and the time to maturity of the option – 7 years.

The weighted average remaining contractual life for Options outstanding at the end of the financial year is 3.5 years (2007: 4.5 years).

34. Share-based payment plans (continued)

Share Plans

During the year the Company adopted a revised Share Plan for eligible participants. Under the Share Plan the Board can authorise the Trustee to purchase shares and hold them as either unallocated shares or as shares for and on behalf of an eligible participant. The participant may require the Trustee to transfer the plan shares held by the Trustee on behalf of the participant to the participant subject to satisfaction of any performance criteria or vesting conditions imposed by the board. The Board may also direct the Trustee to allocate to a participant shares purchased as unallocated shares.

If a participant departs prior to satisfaction of any performance criteria or vesting conditions imposed by the Board then, subject to Board discretion, the shares that were held on behalf of the participant will be held by the Trustee as unallocated shares.

During the year, 65,000 shares were purchased by the Trustee at average price of $15.57 per shares. The shares remain unallocated at the end of the year.

Under the previous Share Plan, shares were issued at fair value, which was determined as the average of the last sold prices on the LSE in the five dealing days prior to the offer date. The shares issued were common shares, which carry one vote per share without restriction and an entitlement to dividends. The purchase of shares was funded by an interest-free loan, which was repayable on or before five years after the shares were issued. The amount repayable was the lesser of the issue price of the shares and the last sale price of the shares at the repayment date. Dividends payable on shares issued under the Share Plan were offset against the value of any loans receivable. The plan was accounted for as an option award.

Information with respect to the number of shares granted under the previous employee Share Plan is as follows:

	2008		2007	
Shares	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price
Balance at beginning of year	–	–	50,000	£3.43
– granted	–	–	–	–
– forfeited	–	–	–	–
– exercised *	–	–	(50,000)	£3.43
Balance at end of year	–	–	–	–
Exercisable at beginning of year	–	–	50,000	£3.43
Exercisable at end of year	–	–	–	–

Pensions and other post employment benefit plans

Employer entities within the Group participate in defined contribution pension plans for eligible employees in accordance with the applicable laws in their country of domicile. Contributions made by the Group ranged from 8% to 20% of the employees' base salary.

	2008 $'000	2007 $'000
35. Related party disclosures		
Compensation of Directors and key management personnel of the Group:		
Compensation of Directors:		
Short-term benefits	2,238	1,827
Post employment pension benefits	43	33
	2,281	1,860
Compensation of key executives:		
Short-term benefits	1,288	931
Post employment pension benefits	267	190
Share-based payments	57	100
	1,612	1,221
Total remuneration of Directors and executives of the Company in respect of the financial year	3,893	3,081

Mr S.A. Murray is entitled to:

- 209,865 options exercisable at £0.85 per share expiring 11 October 2011. The remaining options vest on 11 June 2009. These have been valued at £0.39 using a Black & Scholes option-pricing model, which utilised the following variables: option exercise price – £0.85, dividend yield – 1.1%, expected volatility of share price – 38%, risk free rate – 4.81% and the time to maturity of the option – 7 years. The remaining contractual life for the options outstanding is 3.3 years. During the year 209,865 (2007: 209,865) options were exercised, total consideration received by the Group was £177,685 (2007: £177,685).

The Top 5 Executives are entitled to:

- 708,852 options exercisable at £0.85 per share up to 11 June 2011. The options vest evenly 11 June 2007, 11 June 2008 and 11 June 2009. These have been valued at £0.39 per option using a Black & Scholes option-pricing model which utilised the following variables: option exercise price – £0.85, dividend yield – 1.1%, expected volatility of share price – 38%, risk free rate – 4.81% and the time to maturity of the option – 7 years. The remaining contractual life for the options outstanding is 3.0 years.

- 303,018 options exercisable at £0.97 per share up to 20 October 2011. The options vest evenly on 20 October 2007, 20 October 2008 and 20 October 2009. These have been valued at £0.48 per option using a Black & Scholes option-pricing model which utilised the following variables: option exercise price – £0.83, dividend yield – 1.1%, expected volatility of share price – 61%, risk free rate – 4.73% and the time to maturity of the option – 7 years. The remaining contractual life for the options outstanding is 3.3 years.

35. Related party disclosures (continued)

The Top 5 Executives are entitled to: (continued)

- 240,108 options exercisable at £2.34 per share up to 26 May 2013. The options vest evenly on 26 May 2009, 26 May 2010 and 26 May 2011. These have been valued at £0.85 per option using a Black & Scholes option-pricing model which utilised the following variables: option exercise price – £2.33, dividend yield – 1.1%, expected volatility of share price – 38%, risk free rate – 4.3% and the time to maturity of the option – 7 years. The remaining contractual life for the options outstanding is 4.9 years.

Related parties

a) **Subsidiary companies**

Details of subsidiary companies are as follows:

Name	Country of incorporation	2008 % Equity interest	2007 % Equity interest
Aquarius Platinum (Australia) Limited	Australia	100	100
Aquarius Platinum Corporate Services Pty Ltd	Australia	100	100
Aquarius Platinum (South Africa) (Pty) Ltd	South Africa	67.5	54
Kroondal Platinum Mines Limited	South Africa	100	100
Malfeb (Pty) Ltd	South Africa	100	100
Magaliesburg Properties (Pty) Limited	South Africa	67.5	54
Aquarius Platinum (SA) Corporate Services (Proprietary) Limited	South Africa	100	100
TKO Investment Holdings Ltd	South Africa	67.5	54
TKO Farming Enterprises (Pty) Limited	South Africa	67.5	54
TKO Properties (Pty) Limited	South Africa	67.5	54
Natal Kiwi Orchards (Pty) Limited	South Africa	67.5	54
SA Kiwifruit Industries (Pty) Limited	South Africa	67.5	54

b) **Jointly controlled entities**

Details of jointly controlled entities are as follows

Name	Country of incorporation	2008 % Equity interest	2007 % Equity interest
Mimosa Investments Limited	Mauritius	50	50
Mimosa Holdings (Private) Limited	Zimbabwe	50	50
Mimosa Mining Company (Private) Limited	Zimbabwe	50	50
Platinum Mile Resources (Pty) Ltd	South Africa	50	–

c) **Transactions within the Group**

During the financial year, unsecured loan advances were made by subsidiaries within the Group and between subsidiaries and the parent entity. Certain such loans carried a discounted rate of interest. Intra-entity loan balances have been eliminated in the financial statements of the Group.

36. Financial instruments

a) Financial risk management objectives and policies

The Group's management of financial risk is aimed at ensuring net cash flows are sufficient to:

- meet all its financial commitments
- maintain the capacity to fund corporate growth activities
- pay a reasonable dividend

The Group monitors its forecast financial position on a regular basis.

Credit risk, liquidity and market risk (including foreign exchange, commodity price and interest rate risk) arise in the normal course of the Group's business. The Group's principal financial instruments comprise interest bearing debt, cash and short-term deposits. Other financial instruments include trade receivables and trade payables, which arise directly from operations. The Group's forecast financial risk position with respect to key financial objectives and compliance with treasury practice are regularly reported to the Board.

b) Market risk

(i) Foreign exchange risk

The Group operates internationally and is exposed to foreign exchange risk arising from various currency exposures. Foreign exchange risk arises from future commitments, assets and liabilities that are denominated in a currency that is not the functional currency for each entity within the Group. The Group's borrowings and cash deposits are largely denominated in US dollars, South African Rand, Australian dollars and Zimbabwean dollars.

Currently there are no foreign exchange hedge programmes in place, however, the Group treasury function manages the purchase of foreign currency to meet operational requirements. Following a decree by the Zimbabwean Government, Mimosa is required to repatriate a component of US dollar sales into Zimbabwean dollars. The Company anticipates that much of this will be utilised in meeting local production costs. Remaining holdings of Zimbabwean currency will be subject to remeasurement as required.

At balance date the financial instruments exposed to movements in the South African Rand/USD are as follows:

	2008	2007
	$'000	$'000
Financial assets		
Cash and cash equivalents	1,168	1,445
Trade and other receivables	240,257	170,315
	241,425	171,760
Financial liabilities		
Interest bearing loans	316,742	201,202
	316,742	201,202
The financial instruments exposed to movements in the Australian/USD are as follows:		
Financial assets		
Cash and cash equivalents	20,089	49
	20,089	49
The financial instruments exposed to movements in the Zimbabwe/USD are as follows:		
Financial assets		
Cash and cash equivalents	1,562	881
Receivables	130	2,145
	1,692	3,026
Financial liabilities		
Payables	432	1,849
	432	1,849

36. Financial instruments (continued)

b) Market risk (continued)

Due to the extreme inflationary environment of the Zimbabwean economy, the Company considers the possible amount recoverable/payable for Zimbabwe denominated financial assets to be in the range of zero to $1.692m and for Zimbabwe denominated financial liabilities to be in the range of zero to $0.432m.

The following table summarises the sensitivity of financial instruments held at balance date to movements in the exchange rate of the South African Rand and Australian dollar to the US dollar, with all other variables held constant. The South African Rand and Australian dollar instruments have been assessed using the sensitivities indicated in the table. These are based on reasonably possible changes, over a financial year, using the observed range of actual historical rates for the preceding five-year period.

	Impact on profit	
	2008	2007
Pre tax gain/(loss)	$'000	$'000
ZAR/USD +7.60% (2007: 6.1%)	(5,582)	(1,609)
ZAR/USD -5.1% (2007: -4.5%)	4,236	1,301
AUD/USD +10% (2007: 10%)	(1,826)	(4)
AUD/USD -10% (2007: -10%)	2,232	5

There is no impact on other equity.

(ii) Commodity price risk

The Group's revenues are exposed to commodity price fluctuations, in particular movements in the price of platinum group metals (PGMs). The Group regularly measures exposure to commodity price risk by stress testing the Group's forecast financial position to changes in PGM prices.

The Group does not hedge commodity prices. The Plat Mile Joint Venture (of which the Group has a 50% interest) has a forward commitment through to December 2008 for the delivery of a fixed amount PGMs at fixed prices as described in Note 27. The forward commitment program will not be renewed at its completion.

The financial instruments exposed to movements in metal prices are as follows:

	2008	2007
	$'000	$'000
Financial assets		
Receivables (gross notional amount)	286,321	199,298
	286,321	199,298

36. Financial Instruments (continued)

b) Market risk (continued)

The following table summarises the sensitivity of financial instruments held at balance date to movements in the relevant forward commodity price, with all other variables held constant. The sensitivities are based based on reasonably possible changes, over a financial year, using observed ranges of actual historical rates.

	Impact on profit 2008	2007
Pre tax gain/(loss)	$'000	$'000
10% (2007: 20%) increase in PGM price	27,772	37,454
35% (2007: 20%) decrease on PGM price	(97,066)	(37,454)

There is no impact on other equity.

(iii) Interest rate risk

Interest rate risk is the risk that the Group's financial position will be adversely affected by movements in interest rates.

The Group's main interest rate risk arises from short-term loans with interest charges based on either the London Inter-Bank Offered Rate (LIBOR) or the Johannesburg Interbank Acceptance Rate (JIBAR). Floating rate debt exposes the Group to cash flow interest rate risk. Cash holdings are subject to interest rate risk in the country in which they are held on deposit. All other financial assets and liabilities in the form of receivables, investments in shares, payables and provisions, are non-interest bearing.

The Group currently does not engage in any hedging or derivative transactions to manage interest rate risk. In conjunction with external advice, management consideration is given on a regular basis to alternative financing structures with a view to optimising the Group's funding structure.

The financial instruments exposed to movements in variable interest rates are as follows:

	2008	2007
	$'000	$'000
Financial assets		
Cash and cash equivalents	170,956	274,069
Receivables	12,159	-
	183,115	274,069
Financial liabilities		
Interest bearing liabilities exposed to LIBOR*	187,664	147,341
Interest bearing liabilities exposed to JIBAR	197,086	330
	384,750	147,671

* Interest-bearing liabilities includes $167.663 million (2007: $120,893 million) related to the pre-financing of delivered PGM concentrates that has been offset against trade receivables in the balance sheet. Refer also Note 19.

36. Financial Instruments (continued)

b) Market risk (continued)

The following table summarises the sensitivity of the financial instruments held at balance sheet date, following a movement in variable interest rates, with all other variables held constant. The sensitivities are based on reasonably possible changes over a financial year, using the observed range of actual historical rates for the preceding five-year period.

	Impact on profit	
	2008	2007
Pre tax gain/(loss)	$'000	$'000
Cash		
– increase +100bps (2007: 100bps)	1,711	2,559
– decrease -100bps (2007: 100bps)	(1,835)	(2,740)
Receivables		
– increase +100bps (2007: 100bps)	121	–
– decrease -100bps (2007: 100bps)	(121)	–
Interest bearing liabilities		
Sensitive to LIBOR		
– increase +50bps (2007: 250bps)	(469)	(328)
– decrease -50bps (2007: 050bps)	523	3,684
Sensitive to JIBAR		
– increase +25bps (2007: 25bps)	(985)	(7)
– decrease -25bps (2007: 250bps)	1,109	2

There is no impact on other equity.

(iv) *Market price risk*

Price risk is the risk that the Group's financial position will be adversely affected by movements in the market value of its available-for-sale financial assets. The financial instruments exposed to movements in market value are as follows:

	2008	2007
	$'000	$'000
Financial assets:		
Other financial assets	4,804	414

36. Financial Instruments (continued)

b) Market risk (continued)

The following table summarises the sensitivity of financial instruments held at balance date to movements in the market price of available-for-sale financial instruments, with all other variables held constant the 10% sensitivity is based on reasonable possible changes, over a financial year, using the observed range of actual historical prices for 2008 and 2007.

	Impact on profit	
	2008	2007
Pre tax gain/(loss)	$'000	$'000
Market price + 10%	480	41
Market price + 10%	(480)	(41)

Equity referred to in the market price risk sensitivity represents available for sale investment reserve.

c) Liquidity risk

The liquidity position of the Group is managed to ensure sufficient liquid funds are available to meet financial commitments in a timely and cost effective manner. The Group Treasury Function continually reviews the liquidity position including cash flow forecasts to determine the forecast liquidity position and maintain appropriate liquidity levels. Notes 22 and 25 detail the repayment obligations in respect of the amount of the facilities.

The contractual maturity analysis of payables at the reporting date was as follows:

	Payables ageing analysis (US'000)				
	Total	< 6 months	6-12 months	1-5 years	>5 years
2008					
Trade payables	47,301	47,301	–	–	–
Other payables	8,993	8,993	–	–	–
Loans and borrowings	236,310	659	235,218	243	190
Total payables	292,604	56,953	235,218	243	190
2007					
Trade payables	43,747	43,747	–	–	–
Other payables	968	968	–	–	–
Loans and borrowings	88,651	2,768	2,259	31,351	52,273
Total payables	133,366	47,483	2,259	31,351	52,273

d) Credit risk

Credit risk is the risk that a contracting entity will not complete its obligation under a financial instrument that will result in a financial loss to the Group. The carrying amount of financial assets represents the maximum credit exposure. The Group manages its credit risk on trade debtors, cash and financial instruments by predominantly dealing counterparties with a credit rating equal to or better than the Group. Receivables balances are monitored on an ongoing basis with the result that the Group's exposure to bad debts is not significant. The Group's credit risk is limited to the carrying value of its financial assets.

At balance date there is a significant concentration of credit risk represented in the trade receivables balance. This is due to the fact that the majority of sales are made to two specific customers as per contractually agreed terms. The two customers, being Impala Platinum Holdings Limited and Rustenburg Platinum Mines Limited, have complied with all contractual sales terms and have not at any stage defaulted on amounts due.

	2008 $'000	2007 $'000
36. Financial Instruments (continued)		
d) Credit risk		
The maximum exposure to credit risk at the reporting date was as follows:		
Current		
Cash and cash equivalents	170,956	287,663
Trade receivables	140,754	98,617
Other receivables	34,051	1,965
Security deposit	12,159	–
	357,920	388,245

The ageing of receivables at the reporting date was as follows:

	Receivables ageing analysis $'000				
	Total	< 6 months	6-12 months	1-5 years	>5 years
2008					
Trade receivables	140,754	140,754	–	–	–
Other receivables	34,051	34,051	–	–	–
Security deposit	12,159	–	12,159	–	–
Total receivables	186,964	174,805	12,159	–	–
2007					
Trade receivables	98,617	98,617	–	–	–
Other receivables	1,960	1,960	–	–	–
Total receivables	100,577	100,577	–	–	–

e) Capital management

The Group treasury function is responsible for capital management. This involves the use of corporate forecasting models, which facilitates analysis of the Group's financial position including cash flow forecasts to determine the future capital management requirements. Group treasury monitors gearing and compliance with various contractual financial covenants. The Group defines capital as total shareholders equity excluding minority interest.

Capital management is undertaken to ensure a secure, cost effective supply of funds to ensure the Group's operating and capital expenditure requirements are met. The mix of debt and equity is regularly reviewed. The Group does not have a target debt/equity ratio, but has a policy of maintaining a flexible financing structure so as to be able to take advantage of new investment opportunities that may arise. At 30 June 2008 the Group's gearing ratio is 28% (2007: 5%)

During the year the company paid dividends of $51.307m (2007: $25.364m). The Board maintains a payout ratio policy of balancing returns to shareholders with the need to fund growth.

	2008 $'000	2007 $'000

36. Financial Instruments (continued)

f) Fair value of financial assets and liabilities

The fair value of a financial asset or a financial liability is the amount at which the asset could be exchanged or liability settled in a current transaction between willing parties in an arms length transaction. The fair values of cash and cash equivalents, trade and other receivables and trade and other payables approximate to their carrying values, as a result of their short maturity or because they carry floating rates of interest. The fair value of financial instruments traded in active markets such as publicly traded available-for-sale securities are based on quoted market prices at the balance sheet date. The quoted market price used for available for sale securities held by the Group is the current bid price. The fair value of financial instruments that are not traded in an active market such as unlisted securities is determined using valuation techniques. Such techniques include using recent arm's length market transactions and net asset values. All financial assets and liabilities recorded in the financial statements approximate their respective net fair values.

37. Events after balance sheet date

The directors declared a dividend of $0.10 per share on 7 August 2008. There have been no other events after balance date.

38. Auditor's remuneration

Amounts received or due and receivable by Ernst & Young for:	2008 $'000	2007 $'000
– an audit or review of the financial report of the company and any other entity in the consolidated Group	338	328
– other services in relation to the company and any other entity in the consolidated Group	193	145
	531	473

Additional shareholder information

The following information was reflected in the Company's registers and other records as at 29 August 2008.

Distribution of shareholders

	Ordinary shares number of holders
1 - 1,000	2,280
1,001 - 5,000	1,269
5,001 - 10,000	204
10,001 - 100,000	323
100,001 - and over	224
Total	**4,300**

There were 47 holders of ordinary shares holding less than a marketable parcel.

Substantial shareholders

The following shareholders have a substantial shareholding in the Company:

Shareholder	Number of shares fully paid shares	%
Nutraco Nominees Limited	17,326,635	6.61
J P Morgan Nominees Australia Limited	13,374,872	5.10
HSBC Custody Nominees (Australia) Limited	13,203,203	5.04

Voting rights

Only the shares carry voting rights, which upon a poll are one vote for each share held.

Twenty largest holders of fully paid shares

	Shareholder	Number of shares	%
1	Nutraco Nominees Limited	17,326,635	6.61
2	J P Morgan Nominees Australia Limited	13,374,872	5.10
3	HSBC Custody Nominees (Australia) Limited	13,203,203	5.04
4	National Nominees Limited	10,311,759	3.93
5	ANZ Nominees Limited (Cash Income A/C)	10,212,545	3.90
6	Chase Nominees Limited	9,295,994	3.55
7	State Street Nominees Limited (4545)	9,053,666	3.45
8	HSBC Global Custody Nominee (UK) Limited (357206)	8,176,559	3.12
9	Vidacos Nominees Limited (5437)	7,135,472	2.27
10	Vidacos Nominees Limited (FGN)	5,326,304	2.03
11	The Bank of New York (Nominees) Limited	4,055 826	1.55
12	Prudential Client HSBC GIS Nominee (UK) Limited (PAC)	3,501,663	1.34
13	Chase Nominees Limited (USRESLD)	3,230,900	1.23
14	BBHISL Nominees Limited (127291)	2,999,623	1.14
15	Chase Nominees (LEND)	2,896,373	1.11
16	State Street Nominees Limited (OM01)	2,765,324	1.06
17	Citicorp Nominees Pty Ltd	2,737,494	1.04
18	State Street Nominees Limited (SS01)	2,680,250	1.02
19	Chase Nominees Limited (BGILIFEL)	2,522,778	0.96
20	DB UK Bank Limited (PRO0001)	2,507,427	0.96
	Top 20 shareholders	**133,314,667**	**50.87**
	Other shareholders	**128,738,111**	**49.13**
	Total	**262,052,778**	**100.00**

Incorporation and general information

The Company was incorporated in Bermuda as an exempted company and is subject to Bermudan law.

In Australia, the Company is registered as a foreign company under the Australian Corporations Act (registration no. ARBN 087 577 893). It is not subject to Chapter 6 of the Australian Corporations Act dealing with the acquisition of shares (including substantial shareholdings and takeovers). However, the Company has inserted into its bye-laws some restrictions on the ability to acquire shares in the Company. These sections of the bye-laws reflect the restrictions on acquisitions of shares contained in Parts 6.1 and 6.2 of the Australian Corporations Act. The Company has undertaken to comply with the Listing Rules of the ASX.

Bermuda law does not impose any limitation on the acquisition of securities in the Company.

Corporate information

The consolidated financial statements for Aquarius for the year ended 30 June 2008 were authorised for issue in accordance with a resolution of the directors on 30 September 2008. Aquarius is a limited company incorporated and registered as an "exempted company" in Bermuda. As an "exempted company", Aquarius is authorised to carry on business outside Bermuda but may not (except in certain circumstances) carry on business within Bermuda.

The consolidated financial statements have been presented using United States Dollars as the reporting and measurement currency. The USD is traded at par with the Bermuda Dollar and accepted as the currency of Bermuda's main industries.

The registered office of Aquarius is located at Clarendon House, 2 Church Street, Hamilton, Bermuda.

During the year, the principal activities of the Aquarius Group, which comprises Aquarius and its consolidated subsidiaries, were exploration, development and acquisition of PGM projects, and mining of PGM.

Glossary of terms

The following definitions apply throughout the annual financial statements:

ADR
American Depositary Receipt

Aquarius
Aquarius Platinum Limited, the parent entity, a company incorporated in Bermuda with registration number EC 26290

AQPSA
Aquarius Platinum (South Africa) (Proprietary) Limited (registration number 2000/000341/07), a company incorporated in the Republic of South Africa and a controlled entity of Aquarius

AQS
Aquarius Platinum (Australia) Limited (A.B.N. 007 870 699), a company incorporated in Australia and a wholly owned subsidiary of Aquarius

ASX
Australian Securities Exchange

AUD
Australian Dollar

GBP
Great British Pound

Implats
Impala Platinum Holdings Limited (registration number 1957/001979/06), a company incorporated in the Republic of South Africa

JSE
JSE Securities Exchange South Africa

KPM
Kroondal Platinum Mines Limited (registration number 77/02213/06), a company incorporated in the Republic of South Africa and a controlled entity of Aquarius

MIL
Mimosa Investments Limited (registration number 26645/6593), a company incorporated in the Republic of Mauritius and a jointly controlled entity of Aquarius and Implats (formerly known as ZCE Platinum Limited)

Mimosa
Mimosa Mining Company (Private) Limited, a company incorporated in Zimbabwe

LSE
London Stock Exchange

PGM
Platinum group metals comprising mainly platinum, palladium, rhodium and gold

P&SA1
Pooling & Sharing Agreement between AQPSA and RPM Ltd on Kroondal

P&SA2
Pooling & Sharing Agreement between AQPSA and RPM Ltd on Marikana

TKO
TKO Investment Holdings Limited, a company incorporated in the Republic of South Africa and a controlled entity of AQPSA

USD
United States Dollar

ZAR
South African Rand

ZWD
Zimbabwe Dollar

Corporate directory

Exempt company number

EC 26290

Incorporated in Bermuda

Registered office

Clarendon House

2 Church Street

Hamilton

Bermuda

Board of Directors

Nicholas Sibley

Stuart Murray

Sir William Purves

David Dix

Edward Haslam

Tim Freshwater

Kofi Morna

Zwelakhe Mankazana (Alternate Director for Kofi Morna)

Company Secretary

Willi Boehm

Stock exchange listings

Aquarius Platinum Limited is listed on the Australian Securities Exchange (Aquarius.AX), the London Stock Exchange (Aquarius.L), the JSE Limited (Aquarius.ZA) and a level 1 ADR Program in the United States (Aquarius.TY) .

Share Registers

Australia

Computershare Investor Services Pty Limited

Level 2, Reserve Bank Building

45 St Georges Terrace

Perth, Western Australia 6000

Telephone: +61 8 9323 2000

Facsimile: +61 8 9323 2033

United Kingdom

Computershare Investor Services Plc

The Pavilions

Bridgewater Road

Bedminster Down

Bristol BS99 7NH

Telephone: +44 870 702 0002

Facsimile: +44 870 703 6119

South Africa

Computershare Investor Services 2004 (Pty) Limited

8th Floor

70 Marshall Street

Johannesburg, 2001

South Africa

Telephone: +27 11 370 5000

Facsimile: +27 11 688 7707

Internet address

www.aquariusplatinum.com

info@aquariusplatinum.com

Russell and Associates 1804/08


AQUARIUS
PLATINUM LIMITED

www.aquariusplatinum.com